NEUTRAL
TANDEM™

NEUTRAL TANDEM, INC.
2008 ANNUAL REPORT

Dear Fellow Shareholders:

2008 was our first full year as a public company and a year in which we made significant progress in executing on our strategic initiatives. Throughout 2008, we set aggressive goals and met each one of them. For example, we processed more than 61 billion minutes of traffic and recorded $120.9 million in revenue for the year – increases of 48.8% and 41.2% from 2007, respectively. This translated into strong profitability, as our net income grew to $24 million dollars during 2008, which is a substantial increase over the $6.3 million dollars we earned in 2007. We believe our strategic efforts will continue to grow the core business and solidify Neutral Tandem as the leading managed tandem interconnection provider for competitive carriers.

Looking back at 2008, the success we achieved is largely the result of our continued focus on and execution of our long-term growth strategy, which primarily consists of broadening our geographic presence, expanding our interconnections with new and existing customers, and increasing traffic types across our network.

In broadening our geographic presence, we successfully commenced operations in 36 new markets, bringing the total number of operational markets to 100. This expansion has enabled us to continue to increase the number of telephone numbers to which we can terminate calls. As of December 31, 2008, the total number of addressable telephone numbers assigned to competitive carriers in the 100 operational markets we serve has increased to 601 million.[1] As of December 31, 2008, our customers can terminate traffic to approximately 391 million of these numbers. Our plans for the full year 2009 include the addition of 30 more markets, bringing our projected total markets served to 130. The new markets will increase our potential addressable market coverage opportunity to an estimated 653 million assigned telephone numbers to competitive carriers

As we increase the number of carrier switches connected to our managed tandem network by deepening our penetration in existing markets and establishing new markets, we continue to leverage the benefits of the "Network Effect", which is a key component of our growth strategy and the fundamental strength of our business. The value of our service offering directly increases with the number of carrier switches connected to our network. We believe that the scalability of our business model and the momentum we have generated has helped us create a position from which we will be able to grow our core business while also allowing for expansion into new types of traffic.

To that end, we began work during 2008 to increase the types of traffic we interconnect and carry over our network. While we remain focused on growing our core local transit business, we are optimistic that we can increase minutes transited across the Neutral Tandem network by developing our termination service business. These new product offerings are similar to our core business in that we continue to perform a tandem function; however, the calls supported are inter-market in nature vs. local. Unlike our local transit business, we market these terminating services to Inter-exchange Carriers, also referred to as IXCs, and have entered into contracts with several of these carriers. Over the past year, we have expanded our delivery of this type of traffic, and we expect this trend to continue in 2009. We also hope to develop and provide solutions to meet our customers' originating switched access needs during the next year.

Our ability to be flexible on technology and interconnection methodology is an important strength we have in providing solutions that meet our customers' needs. We are able to offer a variety of options and expanded services, in part, as a result of our continued progress towards deploying an advanced, all-IP technology platform. Since the beginning of 2006, we have made significant investments in soft-switch technology, which improves network scalability and offers our customers a state-of-the-art platform to help them more cost effectively exchange all types of traffic. As a result, we believe we now operate the largest IP-capable, tandem transit network in the U.S., which positions Neutral Tandem to be the interconnection provider of choice for competitive carriers as they upgrade their networks to IP.

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1 Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user.

We couldn't be more excited by the fact that we've been able to turn in such a highly successful year despite today's economic environment and the challenges facing many companies and industries across the global economy. Despite these macroeconomic issues, we continue to believe that our market reach, extent of interconnections, and customer profile positions us to operate successfully throughout a wide range of economic environments while executing on our long-term growth plan. We also continue to believe that we will see favorable industry trends for our business, particularly the increase in wireless and cable telephone subscriptions, driven by the ongoing migration of subscribers from ILEC wireline services to competitive carriers.

We thank you, our shareholders, for the confidence in our ideas and strategy. We also want to thank our employees, who worked diligently in 2008 to grow the company and make strong progress across all of our strategic priorities. As we move into 2009, we remain excited by our growth opportunities, which we believe will allow us to continue to drive profitability for our shareholders and further position Neutral Tandem as the provider of choice to interconnect competitive carriers.

Sincerely,

Rian J. Wren
President and Chief Executive Officer

James P. Hynes
The Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33778

NEUTRAL TANDEM, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**31-1786871** **(I.R.S. Employer Identification No.)**
One South Wacker **Suite 200** **Chicago, Illinois** **(Address of Principal Executive Offices)**	**60606** **(Zip Code)**

Registrant's telephone number, including area code (312) 384-8000

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value Per Share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates of the registrant on June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, was $294,035,630 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer, director and each other person known to the registrant who beneficially owns more than 5% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 6, 2009, the registrant had 32,621,000 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Neutral Tandem, Inc. definitive Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after December 31, 2008 are incorporated by reference in Part III of this Form 10-K.

NEUTRAL TANDEM, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Our Company

We provide tandem interconnection services principally to competitive carriers, including wireless, wireline, cable and broadband telephony companies. Competitive carriers use tandem switches to interconnect and exchange local and long distance traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the primary method for competitive carriers to exchange traffic indirectly was through the use of the incumbent local exchange carriers, or ILECs', tandem switches. The tandem switching services offered by ILECs consists of transit services, which are provided in connection with local calls, and access services, which are provided in connection with long distance calls. Under certain interpretations of the Telecommunications Act of 1996 and implementing regulations, ILECs are required to provide tandem transit services to competitive carriers. ILECs generally set per minute rates and other charges for tandem transit services according to rate schedules approved by state public utility commissions, although the methodology used to review these rate schedules varies from state to state. ILECs are also required to offer access services to competing telecommunications carriers under the Telecommunications Act of 1996 and implementing regulations. ILECs generally set per minute rates and other charges for access services according to mandated rate schedules set by the Federal Communications Commission, or FCC, for interstate calls and by state public utility commissions for intrastate calls. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem for both local and long distance calls.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection. A loss of ILEC market share to competitive carriers has escalated competitive tensions and resulted in an increased demand for tandem switching.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers and non-carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy.

We have signed agreements with major competitive carriers and non-carriers and operated in 100 markets as of December 31, 2008. During the fourth quarter of 2008, our network carried 18.1 billion minutes of traffic. As of December 31, 2008, our network was capable of connecting calls to an estimated 391 million telephone numbers assigned to carriers. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user.

Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. As a result, our service offerings now include the capability of switching and carrying long distance traffic between markets and among different types of customers.

We were incorporated in Delaware on April 19, 2001. Since commencing service in February 2004, we have grown rapidly and operated in 100 markets as of December 31, 2008. For the year ended December 31, 2008, we increased revenue to $120.9 million, an increase of 41.2% compared to the year ended December 31, 2007. Our income from operations for the year ended December 31, 2008 was $35.4 million compared to $17.7 million for the year ended December 31, 2007. Net income was approximately $24.0 million compared to net income of $6.3 million for the year ended December 31, 2007.

In recent years, a wide array of new services and technologies has emerged as competitive alternatives to ILEC services for consumer and enterprise telephony. The increasingly diverse market now includes wireless, wireline and cable and broadband telephony companies. As these competitive carriers have expanded their customer base, the amount of traffic exchanged between them has also increased and is expected to grow in the future. For example:

- IDC Research estimates that the number of wireless subscribers in the U.S. is expected to grow from 236.5 million as of year end 2006 to over 314.0 million as of year end 2011, representing a compounded annual growth rate, or CAGR, of 5.8% (IDC, May 2007, *U.S. Mobile Consumer 2007-2011 Forecast: Emerging Challenges of a Rapidly Maturing Market*).
- CTIA reported that U.S. wireless minutes of use exceeded 1.1 trillion in the first half of 2008, representing an 11% increase compared to the same period in 2007 (CTIA, 2007, *CTIA's Semi-Annual Wireless Industry Survey*).
- IDC Research estimates that the number of consumer VoIP broadband subscribers in the U.S. is expected to grow from 10.1 million as of year-end 2006 to 45.8 million by the end of 2011, representing a CAGR of approximately 35.4% (IDC, September 2007, *U.S. Residential VoIP Services 2007-2011 Forecast: The Race is Just Beginning*).
- AT&T, Verizon, Qwest and Embarq, the four largest ILECs in the U.S., reported total access line losses of approximately 11.5 million in 2008, representing a decrease of approximately 9.5%.

According to the Local Exchange Routing Guide, an industry standard guide maintained by Telcordia that is used by carriers, there are approximately 1.46 billion telephone numbers assigned to carriers in North America. Our services are principally targeted to address the estimated 779 million, or 53% of the total 1.46 billion, telephone numbers assigned primarily to competitive carriers.

Prior to the introduction of our services, competitive carriers generally had two alternatives for exchanging traffic between their networks. The two alternatives were interconnecting to the ILEC tandems or directly connecting individual switches, commonly referred to as "direct connects." Given the cost and complexity of establishing direct connects, competitive carriers often elected to utilize the ILEC tandem as the method of exchanging traffic. The ILECs often required competitive carriers to interconnect to multiple ILEC tandems with each tandem serving a restricted geographic area. In addition, as the competitive telecommunications market grew, the process of establishing interconnections at multiple ILEC tandems became increasingly difficult to manage and maintain, causing delays and inhibiting competitive carrier growth and the purchase of ILEC tandem services became an increasingly significant component of a competitive carrier's costs.

Growth in intercarrier traffic switched through ILEC tandems created switch capacity shortages known in the industry as ILEC "tandem exhaust," where overloaded ILEC tandems became a bottleneck for competitive carriers. This increased call blocking and gave rise to service quality issues for competitive carriers. With the introduction of our services, we believe we became the first carrier to provide alternative tandem services capable of alleviating the ILEC tandem exhaust problem.

The following diagrams illustrate interconnecting via the ILEC tandem networks and an example of interconnecting via our managed tandem network.

Interconnecting via the ILEC Tandem Network within a Market


Cable
Company 1
Wireless
Carrier 2
Wireless
Carrier 3
Wireless
Carrier 4
Cable
Company 2
Competitive
Wireline 1
Competitive
Wireline 2
Competitive
Wireline 3

ILEC Tandems

Interconnecting via Neutral Tandem Network within a Market


Cable
Company 1
Wireless
Carrier 2
Wireless
Carrier 3
Wireless
Carrier 4
VoIP
Provider 1
NEUTRAL
TANDEM
Cable
Company 2
Competitive
Wireline 1
Competitive
Wireline 2
Competitive
Wireline 3
VoIP
Provider 2

Following the introduction of our services, as discussed in further detail in "—Competition" below, we also began to face competition from other competitive carriers, including Level 3, Hypercube and Peerless Networks.

The second alternative for exchanging traffic, prior to our commencement of operations, was by directly connecting competitive carrier switches to each other. Implementing direct switch-to-switch network connections between all competitive switches in a market can be challenging. For example, in order to completely bypass the ILEC tandem network, a market with 100 competitive switches would require 9,900 direct one-way switch-to-switch connections. The capital and operating expense requirements, complexity and management challenges of establishing and maintaining direct connections generally makes them economical only for high traffic switch combinations. Where sufficient traffic between switches does exist, carriers often do establish direct connections. See "Risk Factors—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" in Item 1A below.

Competitive carriers are also interested in ways to reduce the risk of network failure. The *Recommendations of the Independent Panel Reviewing the Impact of Hurricane Katrina on Communications Networks*, which was prepared for the FCC, noted the need for tandem diversity. The panel highlighted that the impact of an ILEC tandem failure due to the failure of routing paths into tandems in New Orleans in August 2005 led to the inability of local carriers to exchange and complete calls and the inability of long distance calls to enter or leave areas served by the tandem.

Our solutions potentially help minimize these network failures and interconnection problems by offering physically diverse tandem switching facilities and transmission paths that increase network reliability. We also simplify the ordering, provisioning and capacity management requirements of our customers, and seek to leverage our extensive interconnection network and proprietary technology to capitalize on the growth of intercarrier traffic.

Our Services

Our services allow competitive carriers to exchange local and long distance traffic between their networks without using an ILEC tandem or establishing direct connections. Each competitive carrier that connects to our network generally gains access to all other competitive carriers' switches connected to our network. Once connected to our network, carriers can route their traffic to other destinations (telephone numbers) that are addressable by our network. We charge on a per-minute basis for traffic switched by our network.

As a core component of our service offering, we actively manage network capacity between our tandem switches and customers' switches, which results in improved network quality and reduced call blocking. By monitoring traffic levels and projecting anticipated growth in traffic, we are generally able to provide on a timely basis additional circuits between customer switches and our network to meet increased demand. This feature saves competitive carriers substantial time and effort in managing their interconnection network, improves their customers' experience, reduces trouble tickets and allows them to focus more on their core business.

We use proprietary software tools (one of which is patent-pending) to manage and track routing combinations associated with hundreds of millions of telephone numbers. Our services include ongoing customer notification of new routing options that become available as we add new customers to our network or enter new markets. We also provide our customers with invoices, management reports and call detail records in paper and electronic formats along with monthly savings summary reports. ILECs do not currently provide customers with many of these value-added services.

Our managed tandem network includes technologically advanced IP switching platforms linked together by an IP backbone. Our network is capable of automatically switching IP-originated or conventional Time Division Multiplexing, or TDM, traffic to terminating carriers using either protocol. We support IP-to-IP, IP-to-TDM, TDM-to-IP and TDM-to-TDM traffic with appropriate protocol conversion and gateway functionality.

Our network, as of December 31, 2008, connects 1,336 unique competitive carrier switches, creating up to 1.9 million unique switch-to-switch routes serving an estimated 391 million telephone numbers assigned to these carriers. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user. In the quarter ended December 31, 2008, our network carried approximately 6.0 billion minutes of traffic per month.

Our Strengths

We believe the following strengths differentiate us from other competing alternative tandem providers.

- *Market Leading Position.* By being a "first-to-market" provider of managed tandem services in many of the metropolitan areas we serve, we have built significant scale for carrier interconnections and access to terminating telephone numbers. We provided service in 100 markets as of December 31, 2008 and have become a part of many of our customers' routing processes, gaining significant industry knowledge of how they manage and engineer interconnections.
- *Strong "Network Effect."* The value of our service offering increases with the number of carriers and non-carriers connected to our network. The addition of each new customer to our network allows the new customer to route traffic to all of our existing customers and allows all of our existing customers to route traffic to the new customer. The "network effect" of adding an additional customer to our platform creates an opportunity for existing customers to realize incremental savings by increasing the volume of traffic switched by our tandem network.
- *Network-Neutral Position.* Unlike the ILECs or certain other competitive carriers such as Level 3 that provide a functionally interchangeable service, we are positioned as a neutral, third party tandem service provider and generally do not directly compete with our customers. Therefore, we do not have the traditional competitive tensions and conflicts of interest of an ILEC in providing tandem interconnection services.
- *Market Size.* The continuing shift of telecommunications traffic away from conventional ILEC phone lines to the wireless, broadband, cable telephony and other wireline segments, provides opportunities for us to continue to expand our business. ILEC access lines declined by approximately 12 million during the 12 months ending December 31, 2008. Between June 2007 and June 2008, wireless subscribers grew by 19.3 million (CTIA, Mid-Year 2008 Wireless Industry Survey). According to the IDC, consumer VoIP broadband subscribers grew by an estimated 8.1 million subscribers during 2007 (IDC September 2007, U.S. Residential VoIP Services 2007-2011 Forecast: The Race is Just Beginning). Our tandem network was designed to serve the interconnection needs of these rapidly growing segments of the communications market, and since the initiation of our service in 2004, we feel we have built strong relationships with a majority of the leading carriers in these segments, which we believe provides opportunities for us to grow with our customers.

- *Adaptable Technology and Proprietary Software Tools.* Our switching architecture utilizes platforms manufactured by Sonus Networks, Inc. and Nortel Networks Corp. The switching platforms which we have deployed from Sonus Networks enable us to interconnect to customers on either a TDM or IP interface. In addition, we support both conventional Signaling System #7 and Session Initiation Protocol call routing. Session Initiation Protocol is an application-layer control (signaling) protocol for creating, modifying and terminating realtime IP communications sessions with one or more participants. These sessions include Internet telephone calls, multimedia distribution and multimedia conferences. Signaling System #7 is a set of telephony signaling protocols which are used to set up the vast majority of the world's Public Switched Telephone Network calls.

  In addition, patent-pending proprietary software tools help us to manage the complicated routing scenarios required to terminate traffic to hundreds of millions of telephone numbers and support our network. The software allows us to quickly identify new routing opportunities between carriers and to help optimize our customers' interconnection costs, which leads to improved customer service.

  We believe the adaptability and flexibility of our technology enables us to provide a robust service offering to interconnect a wide range of traffic types and to adapt our service offerings more efficiently than the ILECs, which predominantly employ legacy Class 4 TDM-only circuit switching technology for tandem switching.

- *Experienced Management Team.* We have an experienced management team committed to further expanding our market position. Our senior management has an average of 24 years of industry experience at companies such as AT&T, Comcast Cable Communications, Inc., Focal Communications Corporation (now part of Level 3 Communications Inc.) and MCI (now part of Verizon).

Our Strategy

Our strategy is focused on expanding our business by increasing the share of telecommunications traffic that our network can serve. Expanding our share of telecommunications traffic increases the value of our network to our customers and enables us to capture a larger share of total telecommunications revenue. Key elements of our expansion strategy include:

- *Broaden our geographic presence.* Our managed tandem services, as of December 31, 2008, are currently available in 100 markets, serving an estimated 391 million telephone numbers assigned to competitive carriers out of a potential addressable market of 601 million telephone numbers assigned to competitive carriers in these 100 markets. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user. Our expected market expansion plan during the 12 months following December 31, 2008 includes 30 new markets. The new markets increase our potential addressable market coverage opportunity to an estimated 653 million assigned telephone numbers to competitive carriers. Many of our existing customers provide service in one or more of these new markets. We intend to market our services to our customers in these new markets.

- *Expand our customer base.* As our network expands, our market opportunity will include additional competitive carriers (particularly regional wireless carriers and cable companies) and non-carriers that are not in the markets we currently serve. Many of these potential customers, although not among the larger providers, are among the fastest growing carriers in their service areas. In selecting new markets into which we plan to expand, our sales and marketing organization reviews each new market to identify possible new customers.

- *Grow customer traffic.* Three factors principally drive traffic growth from customers: routing opportunities to new customers, routing opportunities in new markets and growth in our customers' traffic volumes. As we add new customers to our network, we receive incremental revenue from the new customer and from all existing customers terminating traffic to the new customer. This "network effect," our expansion strategy and focus on serving the fastest growing segments of the competitive telephony industry positions us to grow customer traffic.

- *Increase the types of traffic we exchange.* Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. As a result, our service offerings now include the capability of switching and carrying traffic between multiple markets and among different types of customers. With one point of access, our customers are able to increase the number of minutes that are switched by our network. We believe that this significant base of interconnected customers and future access to more markets will provide opportunities for further growth in our business.

Our Customers

We principally serve competitive carriers, which represented approximately 95.9% of our revenues for our 2008 fiscal year, with non-carriers accounting for the remaining 4.1%. As of December 31, 2008, we have 76 carriers originating traffic and 81 carriers connected to our network. Our contracts with our top five customers represented approximately 62% of our total revenue through December 31, 2008. Our two largest customers, Sprint Nextel and T-Mobile, accounted for 25% and 15%, respectively, of our total revenues for the year ended December 31, 2008. Our contracts with customers do not contain volume commitments, are not exclusive, and could be terminated or modified in ways that are not favorable to us. However, while we have lost customers' traffic in specific routes, since initiating service we have not had any significant customer cease using our services completely. We generate revenue for our managed tandem services by charging tandem transit and access fees on a minute of use basis. For the year ended December 31, 2008, wireless and cable companies represent approximately 21% of our customer base and account for approximately 73.5% of our revenue.

Since certain of our carrier customers interconnect with us in all of their markets where we have a presence, by entering new markets, we have the ability to increase our revenues. In addition, we expect to broaden our customer base by targeting competitive carriers that are not current customers or that operate in markets that we do not yet serve. Of our 76 originating carriers, 72 of them currently use our services to deliver traffic in more than one market.

Our Markets

Our managed tandem services are currently available in the following 100 markets:

Akron, OH	Columbia, SC	Houston, TX	Nashville, TN	San Antonio, TX
Albany, NY	Columbus, OH	Huntsville, AL	New Mexico	San Diego, CA
Atlanta, GA	Dallas, TX	Indianapolis, IN	New Orleans, LA	San Francisco, CA
Austin, TX	Davenport, IA	Jackson, MS	New York, NY	San Luis Obispo, CA
Bakersfield, CA	Dayton, OH	Jacksonville, FL	Omaha, NE	Savannah, GA
Baltimore, MD	Daytona Beach, FL	Kansas City, MO	Orlando, FL	Seattle, WA
Baton Rouge, LA	Delaware Valley, PA	Knoxville, TN	Pensacola, FL	Shreveport, LA
Birmingham, AL	Denver, CO	Las Vegas, NV	Peoria, IL	South Bend, IN
Bloomington, IN	Des Moines, IA	Little Rock, AR	Philadelphia, PA	Spokane, WA
Boston, MA	Detroit, MI	Los Angeles, CA	Phoenix, AZ	Springfield, IL
Buffalo, NY	Eugene, OR	Louisville, KY	Pittsburgh, PA	St. Louis, MO
Cedar Rapids, IA	Evansville, IN	Macon, GA	Portland, OR	Stockton, CA
Champaign, IL	Fort Myers, FL	Madison, WI	Poughkeepsie, NY	Syracuse, NY
Charleston, SC	Fresno, CA	Manchester, NH	Raleigh, NC	Tallahassee, FL
Charlotte, NC	Gainesville, FL	Memphis, TN	Rhode Island	Tampa, FL
Chattanooga, TN	Green Bay, WI	Miami, FL	Richmond, VA	Toledo, OH
Chicago, IL	Greensboro, NC	Milwaukee, WI	Rochester, NY	Tucson, AZ
Cincinnati, OH	Greenville, SC	Minneapolis, MN	Rockford, IL	Washington DC
Cleveland, OH	Harrisburg, PA	Montgomery, AL	Sacramento, CA	Wilmington, DE
Colorado Springs, CO	Hartford, CT	N. New Jersey	Salt Lake City, UT	Youngstown, OH

Our expected market expansion plan during the 12 month period following December 31, 2008 includes 30 new markets. The new markets increase our potential addressable market coverage opportunity to an estimated 653 million telephone numbers assigned to competitive carriers. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user.

Sales and Marketing

Our sales and marketing organization divides accounts by wireless, cable, wireline and non-carriers and seeks to develop solutions for our customers. Dividing customers in this way allows us to develop industry knowledge about each carrier and a more value-added sales force. Our sales team works closely with our customers to identify and address their needs. We seek to expand the use of our service offerings by our current customers through account managers who are dedicated to specific customer accounts. The sales team conducts weekly meetings to discuss customer activity, best practices and industry trends. In addition to a base salary, the compensation package for the members of our sales team includes incentive arrangements, including quarterly target incentives based on our performance and the individual's performance, tiered payment structures and negative incentives. The members of our sales organization have an average of over 21 years of sales experience and in-depth knowledge of the telecommunications industry.

Our marketing team works closely with the sales team to deliver comprehensive services, develop a clear and consistent corporate image and offer a full range of product offerings. Our marketing efforts are designed to drive awareness of our service offerings. Our marketing activities include direct sales programs, targeted public relations and participation in industry trade shows. We are also engaged in an on-going effort to maintain relationships with key communications industry analysts.

Our Customer Support

Our ordering and provisioning groups form the core of our customer support team. Each group works closely with the different vendor and customer organizations responsible for establishing service. We assign an implementation manager to each account that is responsible for the end-to-end delivery of our services. These managers make daily contact with their customer and help coordinate our local operations teams during implementation. This process helps to improve customer satisfaction, increase customer implementation and promote our revenue realization.

Our network operations center monitors and supports our tandem network 24 hours a day, 365 days a year. The network operations center is responsible for troubleshooting any potential network problems.

Competition

Our primary competitors today are the traditional ILECs (primarily AT&T, Verizon and Qwest), other competitive carriers that provide tandem or similar services, and direct connections between carriers.

The tandem switching services offered by ILECs consists of transit services, which are provided in connection with local calls, and access services, which are provided in connection with long distance calls. ILECs generally set per minute rates and other charges for tandem transit services according to rate schedules approved by state public utility commissions, although the methodology used to review these rate schedules varies from state to state. ILECs generally set per minute rates and other charges for access services according to mandated rate schedules set by the Federal Communications Commission, or FCC, for interstate calls and by state public utility commissions for intrastate calls. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem for both local and long distance calls.

We also face direct competition from other competitive carriers, including Level 3, Hypercube and Peerless Networks. As more specifically described below under "Item 3. Legal Proceedings," we commenced a patent infringement action against Peerless Networks and Peerless Networks asserted several counterclaims against us generally alleging that (i) our patent is invalid and unenforceable under a variety of theories, (ii) assertion of the patent amounts to patent misuse and violates certain monopolization laws, and (iii) certain conduct surrounding the litigation gave rise to a tortious interference claim.

We also face indirect competition from carriers that directly connect their switches. When there is a significant amount of traffic between two switches, carriers have an economic incentive to establish direct connection to remove intermediate switching. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the risk that they will increase the number of direct connections between their switches and remove traffic from our tandems. The risk of direct connections will increase as more carriers move to an IP-based interface, because direct connecting between two IP-based carriers is less complex, thus enabling more direct connections. See "Risk Factors—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" in Item 1A below.

We are unable to provide accurate market share information, since no regulatory body or industry association requires carriers to identify amounts of traffic to other carrier types. Traffic in most instances is reported on aggregate levels.

Additionally, other companies may be focusing resources on developing and marketing services that may compete with our services.

The ILECs that provide tandem switching services, as well as many competitive providers, including Level 3, have significantly more employees and greater financial, technical, marketing and other resources than we have. Our ability to compete successfully with them and other competing carriers depends on numerous factors, both inside and outside our control, including:

- tandem switching rates charged by third party competitors;
- our competitors' ability to offer bundled service offerings, such as transit services and inexpensive long distance services;
- our responsiveness to customer needs;
- our ability to support existing and new industry standards and protocols;
- our ability to raise capital;
- our ability to retain and attract key employees;
- interpretations of or changes to regulatory law;
- our ability to continue development of technical innovations; and
- the quality, reliability, security and price-competitiveness of our services.

Regulation

Overview

Our communications services business is subject to varying degrees of federal and state regulation. We have chosen to operate as a common carrier and therefore are voluntarily subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. We operate as a facilities-based carrier in most states and have received all necessary state and FCC authorizations to do so. The regulatory agencies exercise control over our prices and services to varying degrees, and also impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements.

By operating as a common carrier, we also benefit from certain legal rights established by federal and state legislation, especially the federal Telecommunications Act of 1996, which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to their networks. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected services at wholesale prices that complement our ability to terminate traffic. We have also used these rights to request interconnection with competitive carriers for the termination of transit traffic to carriers when such carriers decide for whatever reason not to utilize our transit service. While our experience has been that competitive carriers usually accommodate such requests, and indeed frequently become users of our transit service as well, we have participated in federal and state regulatory proceedings against other carriers involving our right to establish or maintain existing direct connections between us. We subsequently resolved these proceedings amicably. See "Item 3. Legal Proceedings."

The FCC and state regulators are considering a variety of issues that may result in changes in the regulatory environment in which we operate our business. Most importantly, many state and federal proceedings have considered issues related to the ILECs' pricing of services that compete with our service. To the extent that the regulatory commissions maintain or impose pricing restrictions on the transit or access rates charged by the ILEC, then the price we compete with is likely to be lower than it would be in an unregulated market. In addition, the FCC is conducting an extensive proceeding to consider reform of its intercarrier compensation rules. One of the issues in the proceeding involves the pricing and regulation of ILEC tandem services against which we compete. To the extent that any state or the FCC mandates reductions in the rates the ILECs' charge for tandem services, including transit or access rates, it could have a material and adverse effect on our business, financial condition, operating results or growth opportunities. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the FCC is unlikely to enact rules that extinguish our basic right or ability to compete in telecommunications markets. However, even though many possible regulatory developments might not directly affect our operations, to the extent that they limit our customers' ability to compete effectively against the ILEC or limit or reduce the rates at which an ILEC may provide the same services we provide, we are indirectly impacted. The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business.

Regulatory Framework

The Telecommunications Act of 1996

The Telecommunications Act of 1996, which substantially revised the Communications Act of 1934, established the regulatory framework for the introduction of competition for local communications services throughout the United States by new competitive entrants such as us. Before the passage of the Telecommunications Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T known as a Regional Bell Operating Company, or RBOC, which owned the entire local exchange network and operated as a virtual monopoly in the provision of most local exchange services in most locations in the United States. The RBOCs, following some recent consolidation, now consist of Verizon, Qwest Communications and AT&T. These three carriers are also referred to as ILECs, along with many other smaller incumbent local exchange carriers that were not former subsidiaries of AT&T.

Among other things, the Telecommunications Act preempts state and local governments from prohibiting any entity from providing communications service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecommunications Act was enacted. Nonetheless, the Telecommunications Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

We believe that the Telecommunications Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors' entry into the local exchange market. To that end, incumbent local exchange carriers are required to allow interconnection of their network with competitive networks. Incumbent local exchange carriers are further required by the Telecommunications Act to provide access to certain elements of their network to competitive local exchange carriers. These rules have helped the development of competitive telecommunications carriers, many of which have become our customers.

We have developed our business, including being designated as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecommunications Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecommunications Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the incumbent local exchange carriers' network. Although we consider it unlikely, based on statements of both telecommunications analysts and Congressional leaders, that Congress would reverse the fundamental policy of encouraging competition in communications markets, we cannot predict whether future legislation may adversely affect our business in other ways.

Federal Regulation

The FCC regulates interstate and international communications services, including access to local communications networks for the origination and termination of these services. We provide services on a common carrier basis and the FCC has jurisdiction over our tandem access services to the extent they are used as part of the origination or termination of interstate or international calls. Under certain interpretations of the Telecommunications Act, the FCC also has the ability to regulate our provision of local transit services and intrastate access services, including by way of setting the methodology by which state regulators determine local or intrastate pricing. To date, the FCC has not determined whether to accept this interpretation of the Telecommunications Act with respect to local transit services, although some states have proceeded as if local transit services are subject to that law. For a further discussion of the states' rights to determine the pricing of our services under the Telecommunications Act, see "Regulatory Framework-State Regulation" below.

The FCC imposes extensive economic regulations on incumbent local exchange carriers due to their ability to exercise market power. The FCC imposes less regulation on common carriers without market power including, to date, competitive local exchange carriers. Unlike incumbent carriers, we are not currently subject to price cap or rate of return regulation, but we are subject to the general federal requirement that our charges for interstate and international services must be just, reasonable and non-discriminatory. The rates we can charge for interstate access services are limited by FCC rules, and may not exceed the rates charged by the incumbent carrier for comparable services. The FCC currently has no rules concerning rates for tandem transit services. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues, and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer's subscribed carrier, and other consumer protection matters. Because we do not directly serve consumers, many of these regulations have no practical effect on our business. The FCC has authority to impose monetary forfeitures and to condition or revoke a carrier's operating authority for violations of its requirements. Our operating costs are increased by the need to assure compliance with regulatory obligations.

We are also affected indirectly by FCC regulations that alter the competitive landscape for customers or potential customers of our services. As discussed above, the Telecommunications Act requires the incumbent local exchange carriers to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. Several FCC decisions in 2003 through 2005 significantly altered the terms on which competitive carriers can obtain access to these network elements. Among other things, these decisions eliminated the obligation of incumbent carriers to offer a network element "platform" known as UNE-P that allowed competitors to offer services without any facilities of their own. It also limited the availability of some high-capacity loop and transport network elements that are typically used by competitors who do have some of their own facilities.

These changes in the FCC rules have had several effects on the competitive telecommunications carriers who are our prospective customers. First, the elimination of UNE-P has reduced the market share of resellers and led some former resellers to convert to facilities-based service. This development is positive for us because resellers generally are not potential users of our transit services. Second, the restrictions on the availability of loop and transport UNEs may have contributed to accelerated consolidation among competitive carriers, such as the acquisitions of TelCove and Broadwing by Level 3, the acquisition of US LEC by PaeTec, and the merger of CTC Communications, Choice One Communications and Conversent Communications to form One Communications. This development may have a negative impact on us because our business model is based on the existence of many independent carriers who need to exchange traffic with each other. It is difficult to predict the overall effect of these countervailing trends on our future business opportunities.

Future FCC rulings may further affect the market for our services. For example, the FCC has been asked in several cases to forbear from requiring incumbent carriers to continue offering loop and transport UNEs in particular markets. The FCC has granted such petitions in portions of two metropolitan areas (Omaha, Nebraska, and Anchorage, Alaska), and denied them in several others (Boston, Providence, New York, Pittsburgh, Philadelphia, and Virginia Beach-Norfolk, Seattle, Minneapolis-St. Paul, Denver, and Phoenix). The petitions that the FCC denied are currently being reviewed by a federal court of appeals. If the FCC approves additional forbearance petitions, or is required to do so by the court, it could force some competitive carriers to reduce or eliminate their operations in affected metropolitan areas, which may negatively affect our business opportunities. The FCC is separately considering a proposal to increase the cost-based rates that competitive carriers must pay for access to UNEs that do remain available. We cannot predict the results of future regulatory or court rulings, or any changes in the availability of UNEs as the result of future legislative changes.

Intercarrier Compensation.

In 2001, the FCC initiated a proceeding to address rules that require one carrier to make payment to another carrier for access to the other's network, or intercarrier compensation. In its notice of proposed rulemaking, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs primarily from their own customers, not from other carriers. Most recently, on November 5, 2008, the FCC issued for public comment two alternative proposed orders that address intercarrier compensation reform. The respective orders did not include express provisions governing transit traffic. Each proposed order did, however, request public comment on whether the proposed rules governing intercarrier compensation would, if enacted, necessitate any changes to the rules that govern transit traffic. To date, the FCC has not taken final action on these proposals. If the FCC does make such changes, whether independent of or as part of the intercarrier compensation docket, such changes could affect our business. For example, the FCC could change the pricing of transit traffic, including lowering the rate, freezing the rate or establishing uniform rates, any of which could have a material adverse effect on our business, financial condition and operating results; or it could clarify that transit rates are intended to be unregulated, which could improve our opportunities in some markets where the current pricing is regulated at a very low level, which discourages competition. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

Additionally, we recently began providing access services, which is part of the origination and termination of long distance calls, using our tandem switches. The FCC generally regulates interstate access services and the states regulate intrastate access services. The FCC, as part of the intercarrier compensation draft orders discussed above, proposes to significantly reduce both interstate and intrastate terminating access charges over a ten year transition period. As part of the same draft orders, the FCC also proposes to eliminate entirely certain originating interstate and intrastate access charges. If the FCC or any state does lower or eliminate any access charges, whether independent of or as part of the intercarrier compensation docket described above, such change could have a material and adverse effect on our business, financial condition, operating results or growth opportunities. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

We generally have no revenue exposure associated with reciprocal compensation for local traffic because our customers are primarily carrier customers, who are responsible for any compensation. However, the FCC draft orders discussed above, if adopted, would make us and other tandem service providers liable for the intercarrier compensation charges imposed by the terminating carrier in certain instances, which we would then have an opportunity to recover from the carrier who delivered the traffic to us. Even if we do have a legal right to recover these charges, we would bear risk if this occurs, including but not limited to disputes over the amount due and credit risk. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

We cannot predict either the timing or the result of this FCC rulemaking.

Regulatory Treatment of VoIP.

In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP providers is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute "telecommunications services" that are subject to regulation as common carriers under federal law. The 1998 report also suggested, however, that this regulatory treatment would not apply until after the FCC determined which specific services were subject to regulation. This FCC proceeding may determine what, if any, regulation is appropriate for VoIP providers and whether the traffic carried by these providers will be subject to access charges. The principal focus of this rulemaking is on whether VoIP providers should be subject to some or all of the regulatory obligations of common carriers. The draft orders related to the intercarrier compensation reform described above each appear to provide that VoIP providers will be required to pay access charges, but only after the completion of a lengthy transition period. It is unclear whether or when any final rules on this matter will be issued.

Additionally, in recent years, the FCC has imposed on VoIP providers requirements to provide access to 911 emergency services, to permit duly authorized law enforcement officials to monitor communications, to require VoIP providers to contribute to the cost of the FCC's universal service program, to pay certain regulatory fees, and to comply with the same customer privacy rules as telecommunications carriers. These obligations are likely to increase the cost of providing VoIP service and slow the growth of VoIP providers. Because VoIP providers are users of our services, this trend may negatively affect demand for our services.

State Regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in-state toll calls. To date, we are authorized to provide intrastate local telephone and long-distance telephone services in forty-four states and the District of Columbia. As a condition to providing intrastate telecommunications services as a common carrier, we are required, among other things, to:

- file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;
- comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and
- comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations.

In addition, states have authority under the Telecommunications Act to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers' facilities with those of the incumbent local exchange carrier, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain collocation in ILEC central offices and interconnection trunks for termination of local traffic to ILEC customers, under the FCC rules. The states may re-examine these rates, terms and conditions from time to time.

Some state regulatory authorities assert jurisdiction over the provision of tandem transit services in connection with local calls, particularly the ILECs' provision of the service. Various state regulatory authorities have initiated proceedings to examine the regulatory status of tandem transit services. Some states have taken the position that tandem transit service is an element of the "transport and termination of traffic" services that incumbent ILECs are required to provide at rates based on incremental cost analysis under the Telecommunications Act, while other states have ruled that the Telecommunications Act does not apply to these services. For example, the Public Service Commission of Nebraska recently determined that the ILEC must provide tandem transit service under the Telecommunications Act and that the Nebraska PSC did not err in using TELRIC, an incremental cost based methodology, to determine the applicable rate. Additionally, a declaratory action was recently commenced with the Connecticut Department of Public Utility Control pursuant to which a competitive carrier is requesting that the DPUC order the ILEC to reduce its transit rate to a cost based rate similar to a rate offered by that ILEC in a different state or to a rate justified in a separate cost proceeding. Similarly, the Public Service Commission of Georgia and the Public Utilities Commission of Ohio each have open rulemaking proceedings addressing, among other items, applying incremental cost based pricing for local tandem transit services. While we cannot predict whether or how such pricing rules may finally be adopted or implemented, the rulemaking in Ohio allows for waivers of pricing rules based on the existence of competition. We would pursue this waiver if necessary. If as a result of any of these proceedings or a different proceeding, an ILEC is required to reduce or limit the rate it charges for transit service, we would likely be forced to reduce our rate, which could have a material and adverse affect on our business, financial condition and operating results. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

To date, the FCC has not resolved this dispute over interpretation of the Telecommunications Act, resulting in disparate pricing of these services among the states. The trend has been to reduce the state regulation of local tandem transit service, although there are exceptions and there can be no assurance that the trend will continue. Many states also have asserted that they have jurisdiction over interconnections between competitive carriers. Our success in securing interconnections with competitive carriers may be affected by the degree of jurisdiction states exert over such interconnections. See "Item 3. Legal Proceedings." If a state takes the position that it does not have jurisdiction over such interconnection or over the regulation of competitive local transit services generally, we may be unable to assert successfully a legal right to terminate transit traffic to a carrier that refuses to accept terminating traffic from us on reasonable or any terms. Such an inability may have a material adverse effect on our business, financial condition and operating results. See "Risk Factors—Carriers may refuse to directly interconnect with us and consequently, we would be unable to terminate our customers' traffic to them" in Item 1A below.

Additionally, we recently began providing access services, which is part of the origination and termination of long distance calls, using our tandem switches. Under the Telecommunications Act, state governments currently exercise jurisdiction over intrastate access services, and certain of these states are currently conducting proceedings to determine whether to mandate any decrease in existing intrastate access charges. Also, as noted above, the FCC has asked for comment on draft intercarrier compensation proposals that would, if adopted, require most states to reduce their intrastate access charges over a period of several years. If any state does lower or eliminate intrastate access charges for any reason, such change could have a material and adverse effect on our business, financial condition, operating results or growth opportunities. See "Risk Factors—Regulatory developments could negatively impact our business" in Item 1A below.

Intellectual Property

Our success is dependent in part upon our proprietary technology. We rely principally upon trade secret and copyright law to protect our technology, including our software, network design, and subject matter expertise. We enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to and distribution of our software, documentation and other proprietary information. We believe, however, that because of the rapid pace of technological change in the communications industry, the legal protections for our services are less significant factors in our success than the knowledge, ability and experience of our employees and the timeliness and quality of our services.

We have been granted one patent and have two additional patents pending with the U.S. Patent and Trademark Office. The granted patent addresses our core business, the operation of a managed tandem network. One of the pending patents addresses a series of traffic routing designs developed by us to assist our customers in reducing their internal network operating costs. The second pending patent covers a set of proprietary operating systems and software developed by us to manage our network. There can be no assurance regarding how, whether or when these additional patents may be granted.

In June 2006, we commenced an action generally alleging that Peerless Networks is infringing on the granted patent. Peerless Networks has asserted several counterclaims against us, generally alleging that (i) our patent is invalid and unenforceable under a variety of theories, (ii) that assertion of the patent amounts to patent misuse and violates certain monopolization laws, and (iii) certain conduct surrounding the litigation gave rise to a tortious interference claim. See "Item 3. Legal Proceedings."

OTHER MATTERS

Employees

At December 31, 2008, we had 137 full-time employees, including 117 in Operations, seven in Sales and Marketing and 13 in General and Administrative functions. The number of employees increased by 8.7%, up from 126 on December 31, 2007. We expect to further increase our headcount in 2009 as we continue to expand both existing and new markets. Of our employees, 86 were located at our corporate office in Chicago, Illinois. The remaining 51 employees are located throughout the country at our switch locations. No labor union represents our employees. We have not experienced any work stoppages and consider our relations with our employees to be good.

Information Available on the Internet

Our internet address is www.neutraltandem.com. The information contained on or connected to our web site is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the Securities and Exchange Commission (SEC). Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our web site as soon as reasonably practicable after we file them with, or furnish them to, the SEC. These reports may also be obtained at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Neutral Tandem.

Corporate Information

Neutral Tandem's principal executive offices are located at One South Wacker, Suite 200, Chicago, Illinois, 60606. We have switch sites located in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, New York, Massachusetts, Michigan, Minnesota, Missouri, New York, Nevada, Ohio, Oregon, Pennsylvania, Texas, Utah, Virginia, Washington and Wisconsin.

EXECUTIVE OFFICERS AND DIRECTORS

The names, ages and positions of our executive officers and directors, as of December 31, 2008, are set forth below:

Name	Age	Position(s)
Rian J. Wren	52	President, Chief Executive Officer and Director
Robert Junkroski	44	Chief Financial Officer and Executive Vice President
Surendra Saboo	49	Chief Operating Officer and Executive Vice President
Richard Monto	44	General Counsel, Secretary and Senior Vice President, External Affairs
David Lopez	44	Senior Vice President of Sales
James P. Hynes	61	Director, Chairman
Dixon R. Doll	66	Director
Peter J. Barris	57	Director
G. Edward Evans	47	Director
Robert C. Hawk	69	Director
Lawrence M. Ingeneri	50	Director

Rian J. Wren. Mr. Wren joined us in February 2006 and has served as our President, Chief Executive Officer and Director since that time. Prior to joining us, Mr. Wren was Senior Vice President and General Manager of Telephony for Comcast Cable from November 1999 to August 2005. Mr. Wren joined Comcast in 1999 and was named CEO of Broadnet, Comcast's international wireless company located in Brussels, Belgium in 2000. After returning to the United States, he served as the Senior Vice President and General Manager of Telephony for Comcast Cable Division. Prior to joining Comcast, Mr. Wren held several senior management positions at AT&T from 1978 to 1999, including President of the Southwest Region, and worked in the Consumer, Business, Network Services, and Network Systems Manufacturing divisions for more than 20 years. Mr. Wren holds a B.S. degree in Electrical Engineering from the New Jersey Institute of Technology and an M.S. in Management from Stanford University, which he attended as a Sloan Fellow.

Robert Junkroski. Mr. Junkroski has been with the Company since it commenced services, and has served as our Chief Financial Officer and Executive Vice President since that time. Prior to joining us, Mr. Junkroski held the position of Vice President of Finance with Focal Communications Corporation, or Focal (now part of Level 3 Communications Inc.), from 1999 to 2002. Mr. Junkroski previously served as Focal's Treasurer and Controller from 1997 to 2001. Before joining Focal, Mr. Junkroski was Controller for Brambles Equipment Services, Inc. and Focus Leasing Corporation. Mr. Junkroski holds a B.B.A. degree in Accounting and Economics from University of Dubuque and an M.B.A. concentrating in Finance and Accounting from Roosevelt University, and is a Certified Public Accountant in Illinois.

Surendra Saboo. Dr. Saboo joined us in May 2006 as our Chief Operating Officer and Executive Vice President. Prior to joining us, Dr. Saboo was the Vice President of Product Development and Operations for Voice Services at Comcast Corporation from January 2002 to March 2006. From June 2000 to December 2001, Dr. Saboo served as Executive Vice President and Chief Operating Officer of Broadnet Europe, SPRL, a pan-European subsidiary of Comcast Corporation. Prior to joining Comcast Corporation, Dr. Saboo was the Chairman, Chief Executive Officer and founder of Teledigm, an e-CRM software product company in Dallas, Texas. Prior to starting Teledigm, Dr. Saboo spent 14 years at AT&T in a variety of operating areas including research and development, engineering, product management, strategy, systems development and operations. Dr. Saboo began his career with AT&T in 1986 as a Member of Technical Staff at Bell Laboratories in Holmdel, NJ. Dr. Saboo holds a B.S.M.E. degree from Birla Institute of Technology, India as well as M.S. and Ph.D. degrees in Operations Research from Ohio State University.

Richard Monto. Mr. Monto joined us in 2007, and has served as our General Counsel and Corporate Secretary since February 2008. Mr. Monto has over 10 years of diversified telecommunications experience. From

2001 to 2005, Mr. Monto held senior positions, including General Counsel, with Universal Access Global Holdings Inc. From 1995 and 2000, Mr. Monto held various legal positions with MCI Telecommunications. Prior to MCI, Mr. Monto practiced for several years at private law firms, including the law firm of Sonnenschein, Nath and Rosenthal, Mr. Monto holds a B.A. degree from the University of Michigan in Russian and Eastern European Studies and a J.D. from the Boston University School of Law.

David Lopez. Mr. Lopez joined us in 2003 and has served as our Senior Vice President of Sales since that time. As Senior Vice President of Sales, Mr. Lopez oversees the management and growth of all Neutral Tandem customer accounts. Mr. Lopez brings a wealth of sales management experience to Neutral Tandem and has more than 20 years experience in the telecommunications industry. He has been with Neutral Tandem since its inception and has secured agreements with nearly every national wireless carrier and numerous other wireline, cable and broadband telephony companies. For nearly 20 years, Mr. Lopez has provided account management responsibilities at Centel, Sprint, and Focal Communications Corporation. In his most recent position, Mr. Lopez provided sales management for Focal's largest and most successful market from 1997 to 2003. During his tenures at Centel and Sprint from 1992 to 1997, Mr. Lopez held national account positions with responsibility for local service, Centrex, and PBX equipment to Fortune 500 companies. Lopez holds a B.S. in Marketing from Illinois State University.

James P. Hynes. Mr. Hynes co-founded Neutral Tandem in 2001, and served as Chief Executive Officer until February 2006, after which he became Executive Chairman. In December 2006 Mr. Hynes stepped down as Executive Chairman and assumed the title of Chairman of the Board, a position he holds today. Active in the industry for 30 years, Mr. Hynes personally directed the establishment of COLT Telecommunications in Europe as their first CEO in 1992. As Chairman of the Board, he led COLT's initial public offering in 1996. Mr. Hynes established MetroRED Telecom in South America and Mexico, as well as KVH Telecom in Tokyo. Concurrent with taking on these operating roles, he was Group Managing Director at Fidelity Capital for 10 years. His career has included senior positions with Chase Manhattan, Continental Corporation, Bache & Co. and New York Telephone. Mr. Hynes is a Vice Chairman of the Board of Trustees of Iona College and is also on the North American Board of the SMURFIT Graduate School of Business, University College Dublin in Ireland.

Dixon R. Doll. Dr. Doll has served as a Director of Neutral Tandem since 2003. Dr. Doll is the co-founder and a general partner of DCM, an early stage technology venture capital firm that manages $1.6 billion. DCM is headquartered in Menlo Park, California and also has offices in Beijing, China and Tokyo, Japan. In the mid-1980's, Dixon Doll co-founded the venture capital industry's first fund focused exclusively on telecommunications opportunities. At DCM, he has led the firm's investments in About.com (Acquired by The New York Times Co.), @Motion (Acquired by Openwave), Clearwire (Nasdaq: CLWR), Foundry Networks (Nasdaq: FDRY), Internap (Nasdaq: INAP), Ipivot (Acquired by Intel) and Neutral Tandem (Nasdaq: TNDM) among others. In April, 2005, he was elected to the Board of Directors of the National Venture Capital Association (NVCA) in Washington, D.C. Dr. Doll was recently appointed to the Executive Committee and became NVCA Chairman in May 2008. Additionally, he also serves on the Stanford Institute for Economic Policy Research Advisory Board and the Hoover Institution Board of Overseers at Stanford. He is also the Chairman of the San Francisco Asian Art Museum Board. Dr. Doll received his B.S.E.E. degree (cum laude) from Kansas State University as well as M.S. and Ph.D. degrees in Electrical Engineering from the University of Michigan, where he was a National Science Foundation scholar.

Peter J. Barris. Mr. Barris has served as a Director since 2003. Mr. Barris is currently the Managing General Partner of New Enterprise Associates ("NEA") where he specializes in information technology investing. Mr. Barris has been with NEA since 1992, and he serves as either an executive officer or general partner of various NEA entities. From 1988 to 1990, Mr. Barris was President and Chief Operating Officer at LEGENT Corporation. Mr. Barris held various management positions at UCCEL Corporation from 1985 to 1988. Prior to that, Mr. Barris also held various management positions between 1977 and 1985 at the General Electric Company, including Vice President and General Manager at GE Information Services, Inc. Mr. Barris serves or has served as a member of the Boards of Directors of InnerWorkings, Inc., where he also serves as a member of the audit, compensation and nominating and corporate governance committees, Vonage Holdings Corp., where he also serves as a member of the compensation and nominating and corporate governance committees, Protostar, Boingo Wireless and Hillcrest, as well as several other private companies in the NEA portfolio. Mr. Barris is a member of the Board of Trustees of Northwestern University and the Board of Overseers of Tuck School at Dartmouth College.

G. Edward Evans. Mr. Evans has served as a Director since November 2008. Mr. Evans is currently the Chairman of the Board and Chief Executive Officer of Stelera Wireless, a leader in deploying broadband services to rural markets throughout the United States. Previously, Mr. Evans served as the Chairman of the Board and Chief Executive Officer of Syniverse Holdings, Inc. Mr. Evans was elected Syniverse's Chairman in February 2005 after having served as a director since February 2002. Mr. Evans served as the Chief Executive Officer of Syniverse from February 2002 until January 2006, at which time he stepped down from the position. Mr. Evans remained Chairman of the Board until January 2007. From January 1997 to January 2002, Mr. Evans held various executive positions with Dobson Communications Corporation, first as President of its cellular subsidiaries and then as President and Chief Operating Officer of the organization. Today, Mr. Evans serves on the boards of Solix, CTIA—The Wireless Association, Carolina West Wireless, and the Network Reliability and Interoperability Commission, an advisory committee to the FCC.

Robert C. Hawk. Mr. Hawk has served as a Director since January 2004. Mr. Hawk has served as President of Hawk Communications since 1996 and is a Venture Partner of DCM. Prior to this, Mr. Hawk served as President and Chief Executive Officer of US West Multimedia Communications, Inc. From 1986 until 1995, Mr. Hawk was President of the Carrier Division of US West Communications, Inc. Prior to holding that position, Mr. Hawk was Vice President, Marketing and Strategic Planning for CXC Corporation, and Director of Advanced Systems Development for American Bell. From 1997 to 2002, Mr. Hawk served as a Special Limited Partner of Crosspoint Venture Partners. During that time he served on the boards of directors or advisory boards of fifteen companies that went public. Mr. Hawk previously served as a Director of Covad Communications and Centillium Communications and is currently a director of several private high technology companies.

Lawrence M. Ingeneri. Mr. Ingeneri has served as a Director since October 2006. Mr. Ingeneri is currently the Chief Financial Officer and a member of the Board of Directors of mindSHIFT Technologies, Inc., an IT managed services provider which he joined in October 2003. Prior to that time, Mr. Ingeneri was employed by COLT Telecom Group plc, or COLT, a European telecommunications services company from July 1996 to December 2002. Mr. Ingeneri was the Chief Financial Officer of COLT from July 1996 to June 2002 and a member of the Board of Directors of COLT from June 2001 to June 2002.

ITEM 1A. RISK FACTORS

Risk Factors

Investing in our common stock involves a high degree of risk, and you should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this Annual Report on Form 10-K. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, possibly materially. In that case, the trading price of our common stock could decline.

Risk Factors Related To Our Business

Regulatory developments could negatively impact our business.

The communications services industry is extensively regulated by the federal and state governments. While the pricing of our services is generally not heavily regulated by the Federal Communications Commission, or FCC, or state utility agencies, these agencies have greater regulatory authority over the pricing of incumbent local exchange carriers, or ILECs', tandem transit and access services, which generally sets the benchmark for the prices of the competitive services that we offer. To the extent that the ILEC transit or access rates are reduced or capped, it could have an adverse impact on us, as we would likely be forced to reduce our rates in order to compete with the ILEC or other competitors.

Local Tandem Transit Service

Some state governments and their regulatory authorities assert jurisdiction over the provision of local tandem transit services, particularly the ILECs' provision of the service. Various state regulatory authorities have initiated proceedings to examine the regulatory status of transit services. Some states have taken the position that transit service is an element of the "transport and termination of traffic" services that incumbent ILECs are required to provide at rates based on incremental costs under the Telecommunications Act, while other states have ruled that the Telecommunications Act does not apply to these services. For example, in Michigan, in 2005, the Michigan Public Service Commission revised the maximum allowable rate that AT&T could charge for transit service in Michigan based on AT&T's total element long run incremental cost, or TELRIC, which was significantly below the rate previously charged by AT&T (previously SBC Communications). This decision caused us to reduce the rate we charged for our transit service and had a significant impact on the profitability of our service in Michigan. Recently, the Public Service Commission of Nebraska determined that the ILEC must provide transit service under the Telecommunications Act, and that the Nebraska PSC did not err in using TELRIC methodology to determine the applicable rate. Additionally, a declaratory action was recently commenced with the Connecticut Department of Public Utility Control pursuant to which a competitive carrier is requesting that the DPUC order the ILEC to reduce its transit rate to a cost based rate similar to a rate offered by that ILEC in a different state or to a rate justified in a separate cost proceeding. If as a result of any of these proceedings or a different proceeding, the ILEC is required to reduce or limit the rate it charges for transit service, we would likely be forced to reduce our rate, which could have an adverse affect on our business, financial condition and operating results.

The FCC currently does not regulate the local transit services we offer. However, in 2001 the FCC initiated a proceeding to address intercarrier compensation issues, such as rules that govern the amount that one carrier pays to another carrier for access to the other's network. As part of that docket, on July 24, 2006, a group of large and rural local exchange carriers, or LECs, filed a proposal for intercarrier compensation reform at the FCC called the Missoula Plan, which includes provisions regarding local transit services. Under the Missoula Plan, local transit service would be provided at a rate not to exceed $0.0025 per minute of use for the first four years of the plan, and then increase with inflation. This rate is lower than the rates charged by the ILECs or by us in several of the markets in which we currently operate. Although the FCC has not yet issued a ruling in this docket that directly affects us, on November 5, 2008, the FCC issued for public comment two alternative proposed orders that comprehensively address intercarrier compensation reform. In these proposed orders, the FCC asserts legal authority to regulate comprehensively over all intercarrier compensation rates, including intrastate access and local transit charges.

The two proposed orders each request public comment on whether the modifications to the rules governing intercarrier compensation would necessitate any changes to the rules that govern transit traffic. If the FCC does make such changes, whether independently or as part of the intercarrier compensation docket, such changes could have a material and adverse effect on our business. For example, the FCC could change the pricing of transit traffic, including lowering the rate, freezing the rate or establishing uniform rates, any of which could have a material adverse effect on our business, financial condition and operating results. In addition, from time to time, carriers that we connect with have requested that we pay them to terminate traffic, and any new rules could address those rights or obligations. If the FCC determines that a terminating carrier may have the right to receive payments from us for terminating traffic, it could have a material adverse effect on our business, financial condition and operating results.

Additionally, each proposed order contains provisions that indirectly affect local transit traffic. For example, under current law, the originating carrier is typically responsible for paying the terminating carrier certain "terminating charges," such as reciprocal compensation charges, for access to the terminating carrier's network. As a result, under such law, we, as the intermediate transit provider, are not responsible for paying such terminating charges to a terminating carrier in connection with the transit services we offer. Each draft order, however, requires that we, as the transit provider, could be responsible for paying the highest lawful terminating charge to a terminating carrier if the terminating carrier receives insufficient information for the terminating carrier to bill the originating carrier for that traffic. These amounts could be significantly larger than the rate we charge for providing the transit service associated with that traffic. Although the proposed orders also allow us to recover from the originating carrier the same amount that we paid to the terminating carrier, in such an instance we would be faced with credit risks associated with collecting such amounts from the originating carrier, as well as possible disputes with both originating and terminating carriers regarding the appropriate amount due. In this event, if we were unable to recover amounts we paid to a terminating carrier or became involved in distracting and costly disputes with the originating carrier and/or the terminating carrier over the amount due, we could experience a material adverse effect on our business. Moreover, the alternative proposed orders may result in changes to the demand for our services or otherwise adversely impact our business, financial condition, operating results and growth opportunities in a manner that we have not presently identified.

Access Services

We recently began providing access services using our tandem switches. Access services are provided as a part of the origination and termination of long distance calls. The FCC generally regulates interstate access services and the states regulate intrastate access services. The FCC also has certain rights to regulate intrastate access services, and, as part of the intercarrier compensation draft orders discussed above, proposes to significantly reduce both interstate and intrastate terminating access charges over a ten year transition period. As part of the same draft orders, the FCC also proposes to eliminate entirely certain originating interstate and intrastate access charges. Various states are also conducting proceedings to determine whether to mandate any decreases to existing intrastate access charges. If the FCC, whether independent of or as part of the intercarrier compensation docket described above, or any state lowers these access charges, such change could have a material and adverse effect on our business, financial condition, operating results or growth opportunities.

As communications technologies and the communications industry continue to evolve, the statutes governing the communications industry or the regulatory policies of the FCC, state legislatures or agencies or local authorities may change. If this were to occur, including pursuant to any of the proceedings discussed above, the demand and pricing for our services could change in ways that we cannot easily predict and our revenues could materially decline. These risks include the ability of the federal government, including Congress or the FCC, or state legislatures or agencies, or local authorities to:

- increase regulatory oversight over the services we provide;

- adopt or modify statutes, regulations, policies, procedures or programs that are disadvantageous to the services we provide, or that are inconsistent with our current or future plans, or that require modification of the terms of our existing contracts, including reducing the rates for our services;
- adopt or modify statutes, regulations, policies, procedures or programs in a way that causes changes to our operations or costs or the operations of our customers, including the pricing of our services to our customers;
- adopt or modify statutes, regulations, policies, procedures or programs in a way that causes a decrease in the amount of traffic our customers exchange with us or causes a change to our customers' traffic mix, which results in our customers using, on average, lower priced services; or
- increase or impose new or additional taxes or surcharges that are disadvantageous to the services we provide or cause a decrease in the amount of traffic our customers deliver to us.

We cannot predict when, or upon what terms and conditions, further federal, state or local regulation or deregulation might occur or the effect future regulation or deregulation may have on our business. Any of these government actions could have a material adverse effect on our business, prospects, financial condition and operating results.

We face competition from the traditional ILECs and expect to compete with new entrants to the tandem services market.

We face competition from the traditional ILECs, certain other providers such as Level 3 Communications, LLC and Peerless Networks, and expect to compete with new entrants to the tandem services market. We expect competition to intensify in the future, especially due to the adoption of IP-based switching by telecommunications carriers, which is likely to increase competition from direct connections. See "The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" below. Some of our current and potential competitors have significantly more employees and greater financial, technical, marketing, research and development, intellectual property development and protection and other resources than us. Also, many of our current and potential competitors have greater name recognition that they can use to their advantage. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, ILECs could lower their rates or bundle other services with their transit or access services to compete with us. Furthermore, changes in switching technology have lowered the cost of entry into our business which could promote additional competition. Increased competition could result in fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which could have a material and adverse effect on our business, prospects, financial condition and operating results.

The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections.

When there is a significant amount of traffic between two switches, there is an economic incentive to directly connect and remove the intermediate switching that we provide using our tandem switches. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the risk that they will increase the number of direct connect switch paths that exchange traffic and remove that traffic from our tandems. If this occurs, we will experience a reduction in our revenue. The risk of direct connections is increased as more carriers move to an IP-based interface, because direct connecting between two IP-based carriers is less complex than establishing multiple direct connections between carriers' switch pairs, thus enabling more direct connections. In addition, consolidation among telecommunications carriers can stimulate the risk of direct connections by increasing both the incentive and feasibility of establishing direct connections. For example, we have noticed that certain competitive carriers established direct connections following completion of a business combination. Increased competition from direct connections could result in fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which could have a material and adverse effect on our business, prospects, financial condition and operating results.

Our top five customers represent, in the aggregate, a substantial portion of our revenue.

Our top five customers, in the aggregate, represented approximately 62% of our total revenues during the year ended December 31, 2008. Our two largest customers, Sprint Nextel and T-Mobile, accounted for 25% and 15%, respectively, of our total revenues during the year ended December 31, 2008. These customers could, at any time, solicit or receive proposals from other providers to provide services that are the same as or similar to ours. In addition, our contracts with these customers are non-exclusive, there are no volume or exclusivity commitments by customers under these contracts and any customer is able to discontinue the use of all or a portion of our services at any time.

We may lose all or a portion of our business with any of these customers if we fail to meet our customers' expectations, including for performance and other reasons, or if another provider offers to provide the same or similar services at a lower cost. In addition, competitive forces resulting from the possible entrance of a competitive provider could create significant pricing pressure, which could then cause us to reduce the selling price of our services in a manner that could have a material adverse effect on our business, prospects, financial condition and operating results.

Moreover, the current economic downturn could result in a decrease in the amount of services customers purchase from us or delays or failures to pay for such services. For example, weakening economic conditions could reduce both consumer and non-consumer spending on phone services which in turn could result in a reduction in our customers' demand for our services. Furthermore, financial pressure faced by our customers could result in mergers, acquisitions, liquidations or divestitures of all or a portion of our customers' businesses, which in turn could result in a reduction in the use of our services. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and operating results.

During the year ended December 31, 2008, we delivered 49.6% of our terminating transit traffic to five carriers.

Although we also provide access services using our tandem switches, we generate the majority of our revenue from local transit services. We generate revenue from our local transit services by charging transit fees to the originating carrier of the call on a minute(s) of use basis. During the year ended December 31, 2008, we delivered 49.6% of this traffic to five carriers. If for any reason we are unable to terminate local transit traffic to any one of these five carriers or a material amount of any terminating traffic to any other carrier(s), we would be unable to generate revenue from our customer originating the calls to such terminating carriers, which could have a material adverse effect on our business, prospects, financial condition and operating results. Moreover, if any carrier refuses to accept transit or access traffic, regardless of what we believe is their legal obligation to do so, it could have a material adverse effect on our business, prospects, financial condition and operating result. See "Carriers may refuse to directly interconnect with us and consequently, we would be unable to terminate our customers' traffic to them" below.

Carriers may refuse to directly interconnect with us and consequently, we would be unable to terminate our customers' traffic to them.

By operating as a common carrier, we benefit from certain legal rights established by federal and state statutes. We have used these rights to gain interconnection with the incumbent telephone companies. We have also used these rights to request interconnection with competitive carriers for the termination of traffic to carriers that decide for whatever reason not to utilize our service. While our experience has been that competitive carriers usually accommodate such requests, we have been involved in various state and federal regulatory proceedings against Level 3 and Verizon Wireless related to their refusal to continue to accept terminating transit traffic. We entered into agreements resolving these disputes in 2008. See "Item 3. Legal Proceedings." If, however, any carrier in the future refuses to accept traffic over a direct connection or otherwise seeks to limit our ability to exchange traffic under terms we find acceptable or at all, it could have a material adverse effect on our business, prospects, financial condition and operating results. Moreover, even though we believe that we have the legal right to exchange traffic with carriers under reasonable terms and may seek to enforce that right in legal or regulatory proceedings, there can be no assurance that we would prevail. Our efforts therefore in any proceedings or responding to other actions could have an adverse impact on us if we do not prevail, or, even if we do prevail, because of legal costs, diversion of management resources and other factors.

Consolidation in the industry, such as AT&T-BellSouth-Cingular, Verizon-MCI and SBC-AT&T, reduces the need for intercarrier transit services and may limit our growth opportunities.

Consolidation in the industry reduces the need for intercarrier transit services by reducing the number of carriers. As carriers merge, (i) the risks to our business of direct connections increases, see "—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" below, (ii) traffic that was carrier-to-carrier becomes intra-carrier traffic not normally addressable by us and (iii) in the case of consolidations involving an ILEC, such as AT&T or Verizon Communications Inc., or Verizon, previous transit traffic between competitive carriers and the carrier acquired by the ILEC now potentially becomes ILEC reciprocal compensation traffic and not transit traffic, and thus potentially not addressable by us. For example, as a result of the SBC-AT&T combination, beginning in the second quarter of 2006, the combined SBC and AT&T entity began reducing the amount of minutes of use processed by us. During our 2006 fiscal year, we processed approximately 55% fewer minutes from AT&T and SBC, as a combined entity, compared to our 2005 fiscal year. We have experienced growth notwithstanding this consolidation, but our ability to grow in the future could be adversely affected by greater consolidation.

Additionally, in connection with the merger of BellSouth Corp., or BellSouth, and AT&T, AT&T agreed not to seek an increase in its current transit rates for existing transit customers for 42 months in the AT&T and BellSouth incumbent local exchange carrier service territories. While having no direct regulatory impact on us, such an agreement indirectly limits the rates we can charge for our transit service. Further consolidation in the industry could lead to similar agreements which would limit our ability to grow revenues and may materially affect our operating results.

Failures or interruptions of our tandem network or the loss of, or damage to, a tandem network switch site could materially harm our revenues and impair our ability to conduct our operations.

We provide telecommunications services that are critical to the operations of our customers. Notably, our tandem service is essential to the orderly operation of our customers' telecommunications system because it enables competitive carriers to ensure that telephone calls are routed to the appropriate destinations. Our tandem network architecture is integral to our ability to process a high volume of calls in a timely and effective manner. We could experience failures or interruptions of our tandem network and services, or other problems in connection with our operations, as a result of:

- damage to, or failure of, our tandem network software or hardware or our connections and outsourced service arrangements with third parties;
- errors in the processing of data by our systems;
- computer viruses or software defects;
- physical or electronic break-ins, sabotage, intentional acts of vandalism, natural disasters and similar events;
- increased capacity demands or changes in systems requirements of our customers; or
- errors by our employees or third-party service providers.

If we cannot adequately protect the ability of our tandem network to perform consistently at a high level or otherwise fail to meet our customers' expectations:

- we may be unable to provide and bill for services;

- we may experience damage to our reputation, which may adversely affect our ability to attract or retain customers for our existing services, and may also make it more difficult for us to market our services;
- we may be subject to significant damages claims, under our contracts or otherwise;
- our operating expenses or capital expenditures may increase as a result of corrective efforts that we must perform;
- our customers may postpone or cancel subsequently scheduled work or reduce their use of our services; or
- one or more of our significant contracts may be terminated early, or may not be renewed.

Any of these consequences would adversely affect our business, prospects, financial condition and operating results.

We may not have sufficient redundant systems or back-up facilities to allow us to receive and process calls in the event of a loss of, or damage to, a tandem network switch site. We could lose, or suffer damage to, a site in the event of power loss, natural disasters such as fires, earthquakes, floods and tornadoes, telecommunications failures, such as transmission cable cuts, or other similar events that could adversely affect our customers' ability to access our tandem services. Any such loss or damage could interrupt our operations, materially harm our revenues and growth and require significant cash expenditures to correct the failures caused by such loss or damage.

Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.

In addition to regulatory proceedings, our competitors and customers may cause us to reduce the prices we charge for our services. The primary sources of pricing pressure include:

- competitors offering our customers services at reduced prices, or bundling and pricing services in a manner that makes it difficult for us to compete. For example, a competing provider of transit services might offer its services at lower rates than we do, or bundle it with other services, such as inexpensive long distance services;
- customers with a significant volume of calls have in the past and may in the future use their enhanced leverage in pricing negotiations with us. For example, from time to time, carriers that we connect with have requested that we pay them to terminate traffic. Although we believe such efforts are unlawful, in the future, such requests may adversely affect our business; and
- if our prices are too high, potential customers may find it economically advantageous to handle certain functions internally using direct connections instead of using us.

We may not be able to offset the effects of any price reductions by increasing the number of calls we handle or the number of customers we serve, by generating higher revenues from new or enhanced services or by reducing our costs.

We have a limited operating history as a company and as a tandem network for communications services providers. If we are unable to overcome the difficulties frequently encountered by early stage companies, our business could be materially harmed.

We began our operations in February, 2004. We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by companies in an early stage of commercial development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

- generate sufficient usage of our tandem network by our carrier customers;

- maintain and attract a sufficient number of customers to our tandem network to achieve and sustain profitability;
- execute our business strategy successfully, including successful development and provision of new services;
- manage our expanding operations; and
- upgrade our technology, systems and network infrastructure to accommodate increased traffic volume and to implement new features and functions.

Our failure to overcome these risks and difficulties and the risks and difficulties frequently encountered by early stage companies could adversely affect our operating results which could impair our ability to raise capital, expand our business or continue our operations.

Current economic conditions could cause a material reduction in the amount of traffic we carry on our network.

We generate revenue by charging carriers on a per minute of use basis for the traffic we carry on our network. As of December 31, 2008, we do not believe we have been materially and adversely affected by the overall economic conditions. If, however, weakening economic conditions result in decreased spending on phone services (or a decrease in the subscriber base at our customers), the amount of traffic we carry on our network on behalf of our customers could decrease. Furthermore, financial pressure faced by our customers could result in mergers, acquisitions, liquidations or divestitures of all or a portion of our customers' businesses, which in turn could result in a reduction in the use of our services. A reduction from these or other economic related causes that we have not foreseen could have a material and adverse effect on our business, financial condition and operating results.

We could experience material variances in our revenues.

We could experience material variances in our revenues due to events both under and outside of our control. For example, we could experience a material decline in the minutes of use that we process due to holidays or other seasonal variability, the timing of direct connects established between our customers, installation delays, the implementation of routing changes and traffic outages. If one or more of these events occur, especially with respect to one or more of our larger customers, it would cause a material decrease in our revenues and have a material adverse effect on our business, prospects, financial condition and operating results.

We may be unable to complete suitable acquisitions, or we may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

In the future, we may selectively pursue acquisitions to grow our business. We do not currently have any commitments, contracts or understandings to acquire any specific businesses or other material operations. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. See "We depended upon equity financings, as well as borrowing under our credit facility, to meet our cash requirements after we commenced operations in February 2004, neither of which may be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale-back or cease our operations" below. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating and retaining personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities, neutrality-related risks or adverse operating issues that we fail to discover through due diligence prior to the acquisition. The failure to discover such issues prior to such acquisition could have a material adverse effect on our business, prospects, financial condition and operating results.

If we are unable to manage our growth or establish new tandem network switch sites, or do not adequately control expenses associated with the establishment of new markets, our operating results could be adversely affected.

Sustaining our growth has placed significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. As part of our growth strategy, we intend to establish new tandem network switch sites or otherwise extend the reach of our network, particularly in new geographic markets. We will face various risks associated with identifying, obtaining and integrating attractive tandem network switch sites, cost estimation errors or overruns, interconnection delays, material delays or shortages, our inability to obtain necessary permits on a timely basis, if at all, and other factors, such as regulatory developments, many of which are beyond our control and all of which could delay the establishment of any new markets. We may not be able to establish and operate new markets on a timely or profitable basis. Establishment of new markets will increase our operating expenses, including lease expenses, expenses associated with hiring, training, retaining and managing new employees, purchasing new equipment, implementing new systems and incurring additional depreciation expense. If we are unable to successfully manage our growth without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, or if we are unable to control our costs as we establish additional tandem network markets and expand in geographically dispersed locations, our business, prospects, financial condition and operating results could be adversely affected.

Our ability to sell our services depends in part on the quality of our support and service offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and operating results.

Once our services are deployed, our customers depend on our support organization to resolve any issues. A high level of support is critical for the successful marketing and sale of our services. If we do not effectively assist carriers in deploying our services, succeed in helping carriers quickly resolve post-deployment issues and provide effective ongoing support, it will adversely affect our ability to sell our services. As a result, our failure to maintain high quality support and services would have a material adverse effect on our business, prospects, financial condition and operating results.

Security breaches could also adversely affect our business and our customers' confidential information, which could result in us being subject to legal liability and our reputation could be harmed.

Our tandem network may be vulnerable to physical break-ins, computer viruses, attacks by computer hackers or similar disruptive problems. If unauthorized users gain access to our switch sites or our databases, a security or privacy breach could result in an interruption of service or reduced quality of service, which could cause harm to our business and reputation and could result in a loss of customers. Any breach of security relating to our customers' confidential information could result in legal liability to us and a reduction in use of our services or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from our customers that is stored in our files and on our systems. Similarly, we receive sensitive pricing information that has historically been maintained as a matter of confidence with our customers.

We currently have practices, policies and procedures in place to ensure the confidentiality of our customers' information. However, our practices, policies and procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our customers may grow as we expand our business and increase the amount of information that we possess. If we fail to adequately maintain our customers' confidential information, some of our customers could end their business relationships with us and we could be subject to legal liability.

The failure of the third-party software and equipment we use in our tandem network could cause interruptions or failures of our systems.

We incorporate hardware, software and equipment and license technologies developed by third-parties in our tandem network. Our third-party vendors include, among others, Nortel Networks Corp. and Sonus Networks, Inc., our switch vendors, Cisco Systems, Inc. and Oracle, for database systems and software, and various network services suppliers, such as AT&T, Verizon, Qwest, and Transaction Network Services Inc. and various competitive access providers for transport and Signaling System 7 services. As a result, our ability to provide tandem network services depends in part on the continued performance and support of the third-party services and products on which we rely and the respective vendors' rights to license services and products to us, including without any third party claims for intellectual property infringement. Notably, although we have only recently begun to use Sonus to supply switches and, therefore, our relationship and operating history with Sonus is limited, we have extensively deployed Sonus switches throughout our network. If any third party services, equipment or products are not provided to us or experience failures or have defects, or the third parties that supply the services, equipment or products fail to provide adequate support due to financial problems they face or for any other reason, this could result in or exacerbate an interruption or failure of our systems or services. Any such failure or interruption could have a material adverse effect on our business, prospects, financial condition and operating results and expose us to claims by customers.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our tandem network switch sites are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in the northeast region of the United States in 2003 and in the southeast region of the United States in 2005, and limitations of adequate power resources. We may not be able to pass on to our customers significant increases in the cost of power and power outages could disrupt the services we provide and reduce our revenues. Power outages, which last beyond our backup and alternative power arrangements, could harm our business and expose us to claims by customers.

There are no minimum revenue requirements in our contracts, which means that there is no limit to the potential adverse effect on our revenues from a decrease in the volume of traffic we handle.

We earn revenues for the vast majority of the services that we provide on a per minute of use or per transaction basis. There are no minimum revenue requirements in our contracts, which means that there is no limit to the potential adverse effect on our revenues from a decrease in the volume of traffic we handle. As a result, if our customers cease, or participants reduce, their usage of our services from their current levels, our revenues and results of operations will immediately suffer because there is no contractual requirement for the purchase of our services. For example, if competitive carriers migrate services to a competitor, develop internal systems to address their transit or access traffic needs, including direct connections, or if the cost of such transactions makes it impractical for a given carrier to use our services for these purposes, we may experience a reduction in transaction volumes. Finally, the trends that we believe will drive the future demand for our tandem network services, such as the growth of wireless services, and pressure on carriers to reduce costs, may not actually result in increased demand for our services, which would harm our future revenues and growth prospects.

Failure to comply with neutrality positioning could result in loss of significant business.

We have positioned ourselves against ILECs as a neutral, third-party provider of tandem services. Our failure to continue to adhere to this neutrality positioning (for example, by competing with any of our customers in any of their core businesses) may result in lost sales or non-renewal of contracts, any one of which could have a material adverse effect on our business, prospects, financial condition and operating results. For example, we have begun providing national transit services and tandem access services, each of which are long distance services, and which can be viewed by some of our customers as being competitive with certain of their services.

Our senior management is important to our customer relationships, and the loss of one or more of our senior managers could have a negative impact on our business.

We believe that our success depends in part on the continued contributions of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team have established and maintain with our customers and our regulators contribute to our ability to maintain good customer relations and affect regulatory changes. The loss of one or more key members of senior management could impair our ability to identify and secure new contracts and otherwise to manage our business, any one of which could have a material adverse effect on our business, prospects, financial condition and operating results.

We must recruit and retain skilled employees to succeed in our business.

We believe that an integral part of our success is our ability to recruit and retain employees who have advanced skills in the tandem services that we provide and who work well with our customers in the regulated environment in which we operate. In particular, we must hire and retain employees with the technical expertise and industry knowledge necessary to maintain and continue to develop our operations and must effectively manage our growing sales and marketing organization to ensure the growth of our operations. Our future success depends on the ability of our sales and marketing organization to establish direct sales and to develop new services. The employees with the skills we require are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees at all levels, our ability to maintain and grow our business could be negatively impacted.

We depended upon equity financings, as well as borrowing under our credit facility, to meet our cash requirements after we commenced operations in February 2004, neither of which may be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale-back or cease our operations.

We depended upon equity financings, as well as borrowings under our credit facility, to meet our cash requirements after we commenced our operations in February 2004. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, existing cash, cash equivalents and short-term investments. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may require additional financing sooner than anticipated. Additional equity or debt financing may result in the incurrence of additional leverage or dilution to our stockholders.

Our current credit facility with an affiliate of Western Technologies Investment matures in several installments which began in May 2007 and ending in March 2010. We may default under this facility or may not be able to renew this credit facility upon expiration or on acceptable terms. In addition, we may seek additional funding in the future and intend to do so through public or private equity and debt financings. Additional funds may not be available to us on acceptable terms or at all, especially given the current state of distress in the credit markets. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan and could face the following or other risks:

- we may not be able to expand or acquire complementary businesses;
- we may not be able to continue to meet customer demand for service quality, availability and competitive pricing;
- we may be forced to reduce our operations;
- we may not be able to develop new services or otherwise respond to changing business conditions or competitive pressures; and
- we may not be able to adequately maintain or upgrade our systems and technology.

As a result, our business, operating results and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

If we do not maintain or generate significant revenues, we may not remain profitable.

Although we achieved net income of approximately $24 million for the year ended December 31, 2008, we expect to incur significant future expenses, particularly with respect to the development of new services, deployment of additional infrastructure, expansion in strategic markets and additional legal costs. To remain profitable, we must continue to increase the usage of our tandem services by our customers and attract new customers. We must also deliver superior service to our customers, mitigate the effects of consolidation and develop and commercialize new products and services. We may not succeed in these activities and may never generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. A substantial portion of our revenues are derived from fees that we charge our customers on a per-minute basis. Therefore, a general market decline in the price for tandem network services may adversely affect the fees we charge our customers and could materially impact our future revenues and profits.

A substantial portion of our cash at December 31, 2008 was invested in one money market mutual fund.

As of December 31, 2008, we had $106.9 million invested in one money market mutual fund. Due to the short duration of the cash invested, we believe that we do not have any material exposure to changes in the fair value of our cash investments as a result of changes in interest rates. However, since the share price of a money market fund is typically $1; the interest rate paid on the investment or the yield, is typically the predominant measure of the return we receive. The yield may be affected by the default of any securities the fund invests in or changes in the value of investments caused by changes in interest rates; if these factors are severe, the share price of a fund could drop, which could materially and adversely affect our liquidity and ability to operate. The Securities and Exchange Commission, under the authority of the Investment Company Act of 1940, regulates money market funds to minimize these risks.

Our investments in auction rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

At December 31, 2008, we held $18.8 million (par value) of investments comprised of auction rate securities (ARS), which are variable-rate securities and have a long-term maturity with the interest rate being reset through auctions that are typically held every 7, 28 or 35 days. These securities have historically traded at par and were callable at par at the option of the issuer. Interest was typically paid at the end of each auction period or semiannually. At December 31, 2008, we held ARS whose underlying assets are generally student loans which are insured in part by the federal government under the Federal Family Education Loan Programs (FFELP).

Since February 2008, most of the auctions for these securities have failed and there is no assurance that future auctions will succeed. As a result, our ability to liquidate our investment and fully recover the par value in the near term from our ARS is limited and it could take until final maturity of the ARS (up to 31 years) to realize our investments' par value. In the event we need to access these funds, we may not be able to do so until a future auction on these investments is successful, a secondary market develops or the securities are redeemed by the broker dealer.

In the fourth quarter 2008, we elected to participate in a rights offering by UBS Financial Services, Inc. (UBS) which provides us with certain rights (ARS Rights) to sell $18.8 million (par value) of the ARS back to UBS at par value, at any time during a two-year sale period beginning June 30, 2010. The terms of the ARS Rights are further described in a Registration Statement on Form S-3 (File No. 333-153882) initially filed by UBS with the SEC on October 7, 2008. By electing to participate in the settlement and receive the ARS Rights, we granted UBS the right, exercisable at any time prior to June 30, 2010 or during the two-year sale period, to purchase or cause the sale of our ARS. As such, we recorded a gain of $1.4 million related to the ARS Rights and a loss of $2.0 million related to the $18.8 million (par value) ARS portfolio as we may decide not to hold these securities until final maturity because of the settlement. The ARS and the ARS Rights will be revalued to fair market value on a quarterly basis until the sale of these securities has been completed. Notwithstanding our participation in the settlement, if UBS becomes insolvent or does not otherwise have sufficient financial resources, UBS may not meet its obligations under the settlement, and we may not be able to access these funds until a future auction on these investments is successful, a secondary market develops or the final maturity of the ARS.

Based on our expected operating cash flows, and our other sources of cash, we do not anticipate the potential lack of liquidity on these investments will affect our ability to execute our current business plan.

If we do not adapt to rapid technological change in the communications industry, we could lose customers or market share.

Our industry is characterized by rapid technological change and frequent new service offerings. Significant technological changes could make our technology and services obsolete, too costly or inefficient on a relative basis. We must adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our addressing, interoperability and infrastructure services, and by developing new features, services and applications to meet changing customer needs. We cannot ensure that we will be able to adapt to these challenges or respond successfully or in a cost-effective way. Our failure to do so would adversely affect our ability to compete and retain customers or market share. Although we currently provide our services primarily to traditional telecommunications companies, many existing and emerging companies are providing, or propose to provide, voice or similar services using new technologies. Furthermore, the increased adoption of IP switching technologies could increase the competition we face from direct connections. See "The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections" above. Our future revenues and profits will depend on our ability to provide value added service(s) to competitive carriers. If we are unable to provide these service(s), whether as a result of technology changes or otherwise, we could experience a material adverse effect on our business, prospects, financial condition and operating results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are not able to obtain and enforce patent protection for our methods and technologies, competitors may be more easily able to compete with us, our ability to successfully operate our network may be disrupted and our ability to operate our business profitably may be harmed.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies. Because patent applications in the United States are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may not be able to obtain adequate patent protection and competitors would be more easily able to compete with us. Moreover, we may even be required to obtain licenses under third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to operate our network and competitors would be more easily able to compete with us.

The process of obtaining patent protection is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office use to grant patents are not always applied predictably or uniformly and can change. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once any patents have been issued, our patents and any patent for which we have licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. On June 12, 2008, we commenced a patent infringement action against Peerless Networks, LLC and John Barnicle, in the United States District Court for the Northern District of Illinois to enforce our rights under U.S. Patent No. 7,123,708 (*Neutral Tandem, Inc. v Peerless Networks, LLC, Peerless Networks of Illinois, LLC and John Barnicle, 08 CV 3402).* See "Item 3. Legal Proceedings" for a further description of this matter.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially and adversely affected.

Others may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and operating results.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims, pay damages, potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights. In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our network or commercializing our product and service candidates for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies, is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our network or market the affected product and service candidates. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our network or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

From time to time we have received and we may in the future receive notices or inquiries from other companies regarding our services or the manner in which we operate our network suggesting that we may be infringing a pre-existing patent or we need to license use of their patents to avoid infringement. Such notices may, among other things, threaten litigation against us. As we have in the past, we will actively review the request and determine whether there is any validity to the request and seek to resolve the matter. Litigation over patent rights and other intellectual property rights is not uncommon with respect to network technologies, and sometimes involves patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence. There can be no assurance that holders of patents will not pursue any claim against us in the future if they believe their patents are being infringed by our network or service offerings.

Risk Factors Related To Our Common Stock

Our common stock has only traded since November 2, 2007 and our stock price is likely to be volatile.

Our common stock has only traded since November 2, 2007. The market prices for securities of telecommunications companies have historically been volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

- passage of various laws and governmental regulations governing communications-related services and Internet-related services;
- a decrease in the amount of traffic we carry or the rates we charge for such traffic;
- failure of or disruption to our physical infrastructure or services;
- conditions or trends in the Internet, technology and communications industries;
- the addition or departure of any key employees;
- the level and quality of securities research analyst coverage of our common stock;
- changes in the estimates of our operating performance or changes in recommendations of us by any research analyst that follow our stock or any failure to meet the estimates made by research analysts;
- litigation involving ourselves or our general industry or both;
- investors' general perception of us, our services, the economy and general market conditions;
- developments or disputes concerning our patents or other proprietary rights; and
- the announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.

If any of these factors cause an adverse effect on our business, operating results or financial condition, the price of our common stock could fall. In addition, public announcements by our competitors regarding, among other things, their performance, strategy, accounting practices, or legal problems could cause the price of our common stock to decline regardless of our actual operating performance.

Changes in our capital structure and level of indebtedness and the terms of such indebtedness could adversely affect our business and liquidity position.

Our level of indebtedness, including borrowings under our credit agreement, may increase from time to time for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Future consolidated indebtedness levels could materially affect our business by:

- requiring a substantial portion of our cash flow from operations to be dedicated to interest payments on such indebtedness, and thereby not available for other purposes;
- materially limiting or impairing our ability to obtain further financing;
- reducing our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise; and
- further limiting our ability to pay dividends.

In addition, our credit agreement limits our ability to enter into various transactions. If we were to default on any of our indebtedness, or if we were unable to obtain necessary liquidity, our indebtedness would become due and payable immediately and our business could be adversely affected.

Anti-takeover provisions under Delaware law and in our amended and restated certificate of incorporation and bylaws could diminish the value of our common stock and could make a merger, tender offer or proxy contest difficult or could impede an attempt to replace or remove our directors.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable or make it more difficult for stockholders to replace directors even if stockholders consider it beneficial to do so. Our amended and restated certificate of incorporation and bylaws:

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;
- prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;
- require that directors only be removed from office for cause and by the affirmative vote of the holders of at least 66⅔% of the total votes eligible to be cast in the election of directors;
- require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office;
- limit who may call special meetings of stockholders;
- authorize the issuance of authorized but unissued shares of common stock and preferred stock without stockholder approval, subject to the rules and regulations of The NASDAQ Stock Market;
- prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and
- establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters.

In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for us. Section 203 regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.

These provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located at One South Wacker Drive, Suite 200, Chicago, Illinois, where we lease approximately 15,000 square feet of office space. Our leased properties are described below:

Property Location	Approximate Square Feet	Use	Lease Expiration Date
Chicago, IL	15,423	Administrative Office	October 31, 2011
Chicago, IL	4,910	Administrative Office	January 31, 2011
New York, NY	16,532	Switch site	August 31, 2014
Detroit, MI	10,800	Switch site	February 28, 2010
Chicago, IL	10,000	Sublet	September 30, 2015
Indianapolis, IN	9,577	Switch site	April 30, 2012
Los Angeles, CA	6,857	Switch site	October 31, 2011
Cleveland, OH	6,000	Switch site	October 31, 2011
Atlanta, GA	5,861	Switch site	May 31, 2015
Minneapolis, MN	5,808	Switch site	February 28, 2012
Chicago, IL	5.263	Switch site	March 31, 2014
Miami, FL	5,176	Switch site	December 31, 2011
Dallas, TX	4,842	Switch site	May 31, 2017
Chicago, IL	4,347	Switch site	May 31, 2011
San Francisco, CA	3,922	Switch site	April 30, 2014
Philadelphia, PA	3,902	Switch site	August 31, 2017
Cincinnati, OH	3,369	Switch site	September 30, 2015
Boston, MA	2,416	Switch site	June 11, 2016
Houston, TX	2,144	Switch site	April 30, 2018
Orlando, FL	2,092	Switch site	May 31, 2011
Columbus, OH	2,026	Switch site	February 28, 2011
St. Louis, MO	2,000	Switch site	April 30, 2013
Charlotte, NC	1,775	Switch site	March 31, 2018
Milwaukee, WI	1,703	Switch site	November 30, 2014
Phoenix, AZ	1,652	Switch site	March 31, 2012
Denver, CO	1,650	Switch site	May 31, 2017
Vienna, VA	1,131	Switch site	September 30, 2017
Seattle, WA	1,051	Switch site	May 31, 2017
Tampa, FL	1,048	Switch site	January 31, 2016
Portland, OR	635	Switch site	November 30, 2012
Salt Lake City, UT	212	Switch site	November 12, 2012
San Diego, CA	140	Switch site	December 09, 2012
Las Vegas, NV	140	Switch site	May 31, 2018

We believe our existing facilities are adequate for our current needs in our existing markets and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are a party to legal or regulatory proceedings arising in the normal course of our business. Aside from the matters discussed below, we do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business or operating results.

Level 3. In February 2007, Level 3 notified us that they were terminating two contracts under which we delivered transit traffic to Level 3 in a number of states. That same month, we began filing regulatory proceedings in eight states, asserting that we have the legal right to remain directly connected to Level 3 in order to terminate transit traffic to Level 3 on behalf of our third party carrier customers. We also asserted in these proceedings that we have the right to terminate this traffic to Level 3 on non-discriminatory terms, including without the payment to Level 3 of a per minute of use or similar charge. During the proceedings, we continued to terminate traffic to Level 3 in these eight states. The traffic we terminated to Level 3 in these eight states accounted for approximately 5.3% of our total traffic during the first six months of 2008. We also discontinued terminating traffic to Level 3 in certain other states.

On June 9, 2008, we entered into a settlement agreement with Level 3 pursuant to which the parties agreed to withdraw or dismiss, as appropriate, all of their pending disputes being heard before various regulatory bodies and courts. Concurrent with the execution of the settlement agreement, we entered into a direct connection agreement with Level 3 pursuant to which Level 3 will accept transit traffic from us.

Verizon Wireless. In July 2006, Verizon Wireless notified us that it wished to terminate its existing Master Service Agreement. In response to the notification, in August 2006, we filed a petition for interconnection with the FCC. On January 14, 2008, we entered into a Direct Connection Agreement under which we may terminate traffic to Verizon Wireless and we dismissed without prejudice the petition for interconnection we filed at the FCC.

Verizon. On November 17, 2008, we entered into a settlement agreement with Verizon pursuant to which we resolved our billing dispute of approximately $1.8 million. The dispute originated from charges we believe Verizon improperly imposed on us under a Verizon tariff.

Peerless Networks, LLC. On June 12, 2008, we commenced a patent infringement action against Peerless Networks, LLC and John Barnicle, in the United States District Court for the Northern District of Illinois to enforce U.S. Patent No. 7,123,708 (*Neutral Tandem, Inc. v Peerless Networks, LLC, Peerless Networks of Illinois, LLC and John Barnicle, 08 CV 3402).* On July 28, 2008, the defendants filed a response to our complaint denying liability and asserting various affirmative defenses and counterclaims. The defendants generally allege (i) that our patent is invalid and unenforceable under a variety of theories, (ii) that assertion of the patent amounts to patent misuse and violation of certain monopolization laws, and (iii) that certain conduct surrounding the litigation gave rise to tortious interference and business disparagement claims and Lanham Act violations. On December 4, 2008, the United States District Court for the Northern District of Illinois granted our motion to dismiss the claims alleging business disparagement and Lanham Act violations but denied our motion to dismiss the claims related to the alleged violation of certain monopolization laws. We believe that defendants' remaining allegations have no merit and intend to vigorously defend ourselves against these remaining counterclaims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the quarter ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The Nasdaq Global Market under the symbol "TNDM" since November 2, 2007. Prior to that time, there was no public market for our common stock.

The following table sets forth the high and low sale prices per share for our common stock, for the periods indicated as regularly reported by The Nasdaq Global Market:

2008	High	Low
First Quarter	$22.90	$17.29
Second Quarter	$20.46	$17.15
Third Quarter	$20.84	$16.86
Fourth Quarter	$17.98	$12.86

2007	High	Low
Fourth Quarter (beginning November 2, 2007)	$20.28	$17.42

The closing sale price of our common stock on the Nasdaq Global Market was $18.99 per share on March 6, 2009. There were approximately 3,200 beneficial shareholders of record of our common stock at March 6, 2009. To date, we have not declared or paid any cash dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative 14-month total return provided stockholders on Neutral Tandem Inc.'s common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Telecommunications index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on November 2, 2007, the first day of trading of our common stock and its relative performance is tracked through December 31, 2008. The NASDAQ Telecommunications Index contains securities of NASDAQ-listed companies classified according to the Industry Classification Benchmark as Telecommunications and Telecommunications Equipment. They include providers of fixed-line and mobile telephone services, and makers and distributors of high-technology communication products. This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by Neutral Tandem under the Securities Act of 1933 or the Exchange Act.

COMPARISON OF 14 MONTH CUMULATIVE TOTAL RETURN

(Based upon an initial investment of $100 on November 2, 2007, the first day of trading of our common stock with dividends reinvested)



$160
$140
$120
$100
$80
$60
$40
$20
$-
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Nasdaq Telecommunications
NASDAQ
Neutral Tandem

Use of Proceeds

On November 7, 2007, we completed our initial public offering of common stock in which we sold 7,247,489 shares of common stock (including 997,489 shares sold pursuant to the underwriter's full exercise of their over-allotment option) and selling shareholders sold 399,928 shares of common stock, in each case at an issue price of $14.00 per share. The SEC declared the registration statement for the initial public offering (File No. 333-140127) effective on November 1, 2007. The managing underwriters for the offering were Morgan Stanley and CIBC World Markets. We raised a total of $101.5 million in gross proceeds from our initial public offering, or $91.3 million in net proceeds after deducting underwriting discounts and commissions of $7.1 million and other offering costs of $3.1 million. We did not receive any proceeds from the sale of common stock by the selling stockholders.

At December 31, 2008, the entire $91.3 million of net proceeds, along with certain additional funds unrelated to our initial public offering, was invested in one money market mutual fund. For further discussion of this investment see footnote 10 to the audited financial statements—"Investments and Fair Value Measurements." Pending the remaining use of net proceeds, the net proceeds will be used for working capital, capital expenditures and general corporate purposes which may include fees, salaries and bonuses to our directors and officers. We currently cannot estimate the portion of the net proceeds that will be used for any specific purpose.

Issuer Purchases of Equity Securities

We did not repurchase any of our common stock during the fourth quarter of 2008.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. The selected consolidated statements of operations data for the years ended December 31, 2008, 2007, and 2006 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this annual report on Form 10-K. The selected consolidated statements of operations data for the fiscal years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 are derived from, and are qualified by reference to, our audited consolidated financial statements that are not included in this annual report on Form 10-K. The historical results presented below are not necessarily indicative of future results.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Statements of Operations					
Revenue	$120,902	$85,555	$52,866	$27,962	$ 3,439
Operating Expense:					
Network and facilities expense (excluding depreciation and amortization)	40,327	30,163	21,305	11,349	2,027
Operations	16,929	15,536	11,613	8,189	2,704
Sales and marketing	1,940	1,770	1,553	1,360	775
General and administrative	12,104	9,426	4,166	3,053	2,310
Depreciation and amortization	14,023	11,076	7,160	3,141	655
Impairment of fixed assets	195	—	1,234	—	—
Loss (gain) on disposal of fixed assets	(11)	(144)	333	—	—
Total operating expense	85,507	67,827	47,364	27,092	8,471
Income (loss) from operations	35,395	17,728	5,502	870	(5,032)
Other (income) expense					
Interest expense	924	1,668	1,289	843	276
Interest income	(3,474)	(1,321)	(778)	(170)	(69)
Change in fair value of warrants	—	4,919	832	674	—
Other (income) expense	1,131	—	—	(11)	—
Total other (income) expense	(1,419)	5,266	1,343	1,336	207
Income (loss) before income taxes	36,814	12,462	4,159	(466)	(5,239)
Provision (benefit) for income taxes	12,794	6,204	(499)	—	—
Net income (loss)	$ 24,020	$ 6,258	$ 4,658	$ (466)	$(5,239)
Net income (loss) per common share—basic (1)	$ 0.76	$ 0.68	$ 0.88	$ (0.08)	$ (1.02)
Net income (loss) per common share—diluted (1)	$ 0.72	$ 0.24	$ 0.20	$ (0.08)	$ (1.02)
Weighted average number of shares outstanding—basic:	31,790	9,248	5,293	5,628	5,117
Weighted average number of shares outstanding—diluted:	33,236	26,378	23,481	5,628	5,117

	As of December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$110,414	$112,020	$ 20,084	$ 1,291	$ 199
Total current assets	131,335	127,382	31,525	10,566	9,715
Total assets	195,843	166,016	61,991	31,224	19,330
Total current liabilities	10,904	16,276	13,325	6,895	3,579
Total liabilities	15,977	22,094	25,356	11,833	7,769
Total preferred stock	—	—	38,000	26,000	17,500
Total shareholders' equity (deficit)	179,866	143,922	(1,365)	(6,609)	(5,939)
Cash Flow Data:					
Cash flows from operating activities	$ 35,152	$ 24,141	$ 12,967	$ 2,147	$ (4,572)
Cash flows from investing activities	(41,136)	(19,947)	(12,719)	(10,240)	(10,030)
Cash flows from financing activities	4,378	87,742	18,545	9,185	14,719

(1) Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of preferred shares, stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.

To date, we have not declared or paid any cash dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This annual report on Form 10-K contains "forward-looking statements" that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include any expectation of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; factors that may affect our operating results; statements related to future capital expenditures; statements related to future economic conditions or performance; statements as to industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. These statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," or "may," and similar expressions or variations. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included in Item 1A of Part I of this annual report on Form 10-K. You should review these risk factors for a more complete understanding of the risks associated with an investment in our securities. We undertake no obligation to revise or update any forward-looking statements. The following discussion and analysis should be read in conjunction with our "Risk Factors", "Selected Consolidated Financial Data" and consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

Overview

We provide tandem interconnection services principally to competitive carriers, including wireless, wireline, cable and broadband telephony companies. Competitive carriers use tandem switches to interconnect and exchange local and long distance traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the primary method for competitive carriers to exchange traffic indirectly was through the use of the incumbent local exchange carriers, or ILECs', tandem switches. The tandem switching services offered by ILECs consists of transit services, which are provided in connection with local calls, and access services, which are provided in connection with long distance calls. Under certain interpretations of the Telecommunications Act of 1996 and implementing regulations, ILECs are required to provide tandem transit services to competitive carriers. ILECs generally set per minute rates and other charges for tandem transit services according to rate schedules approved by state public utility commissions, although the methodology used to review these rate schedules varies from state to state. ILECs are also required to offer access services to competing telecommunications carriers under the Telecommunications Act of 1996 and implementing regulations. ILECs generally set per minute rates and other charges for access services according to mandated rate schedules set by the Federal Communications Commission, or FCC, for interstate calls and by state public utility commissions for intrastate calls. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem for both local and long distance calls.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers has shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This has resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection. A loss of ILEC market share to competitive carriers has escalated competitive tensions and resulted in an increased demand for tandem switching.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers and non-carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy.

We have signed agreements with major competitive carriers and non-carriers and we operated in 100 markets as of December 31, 2008. During the fourth quarter of 2008, our network carried 18.1 billion minutes of traffic. As of December 31, 2008, our network was capable of connecting calls to an estimated 391 million telephone numbers assigned to carriers. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user.

Since commencing service in February 2004, we have grown rapidly and operated in 100 markets as of December 31, 2008. For the year ended December 31, 2008, we increased revenue to $120.9 million, an increase of 41.2% compared to the year ended December 31, 2007. The increase in revenue was primarily due to an increase of minutes of use to 61.0 billion minutes processed in the year ended December 31, 2008 from 41.0 billion minutes processed in the year ended December 31, 2007, an increase of 48.8%. Our income from operations for the year ended December 31, 2008 was $35.4 million compared to $17.7 million for the year ended December 31, 2007. Net income was approximately $24.0 million compared to net income of $6.3 million for the year ended December 31, 2007.

Revenue

We generate revenue from the sale of our neutral tandem interconnection services. Revenue is recorded each month on an accrual basis based upon minutes of traffic switched by our network by each customer, which we refer to as minutes of use. The rates charged per minute are determined by contract between us and our customers. The following table sets forth our revenue, minutes of use and the average rate we charged per minute for the years ended December 31, 2008, 2007 and 2006.

	Years Ended December 31,		
	2008	2007	2006
Revenue (In thousands)	$120,902	$85,555	$52,866
Minutes of Use Billed (In millions)	61,001	41,003	24,749
Average fee per billed minute	$ 0.0020	$0.0021	$0.0021

Minutes of use increase as we increase our number of customers, enter new markets and increase the penetration of existing markets, either with new customers or with existing customers. The minutes of use decrease due to direct connection between existing customers and consolidation between customers, or a customer using a different interconnection provider or experiencing a decrease in the volume of traffic it carries.

The average fee per minute varies depending on market forces and type of service. The market rate in each market is based upon competitive conditions along with the competing rates offered by the ILECs. Depending on the markets we enter, we may enter into contracts with our customers with either a higher or lower fee per minute than our current average. For example, although we regard the 36 new markets that we added in 2008, the 30 new markets that we added in 2007, the 20 additional markets we added in 2006 and the ten new markets added in 2005 as financially attractive, the rates we charge in the more recently opened markets are generally lower than the rates we charge in the markets we opened earlier. We expect the average fee per billed minute to continue to decrease as we add new markets with lower fees per minute than our current average. Although we expect that the total number of minutes switched by our network will increase as we enter new markets, our revenues would decrease if our average fee per minute were to continue to decline and we were unable to increase the total number of minutes switched by our network.

Our service solution incorporates other components beyond switching. In addition to switching, we provision trunk circuits between our customers' switches and our network locations at our own expense and at no direct cost to our customers. We also provide quality of service monitoring, call records and traffic reporting and other services to our customers as part of our service solution. Our per-minute fees are intended to incorporate all of these services.

While generally not seasonal in nature, our revenues are affected by certain events such as holidays, the unpredictable timing of direct connects between our customers, and installation and implementation delays. These factors can cause our revenue to both increase or decrease unexpectedly. See "Risk Factors—Risks Factors Related to Our Business—We could experience material variances in our revenues."

Operating Expense

Operating expenses consist of network and facilities expense, operations expenses, sales and marketing expenses, general and administrative expenses, depreciation and amortization, impairment of fixed assets and the gain or loss on the disposal of fixed assets. Personnel-related costs are the most significant component as we grew from 58 employees at December 31, 2004 to 137 employees at December 31, 2008.

Network and Facilities Expense. Our network and facilities expense include transport and signaling network costs, facility rents and utilities, together with other costs that directly support the switch locations. We do not defer any costs associated with the start-up of new switch locations and we do not capitalize any costs. The start-up of an additional switch location can take between three months to six months. During this time we typically incur facility rent, utilities, payroll and related benefit costs along with initial non-recurring circuit installation costs. Revenues generally follow sometime after the sixth month.

Network transport costs typically occur on a repeating monthly basis, which we refer to as recurring transport costs, or on a one-time basis, which we refer to as non-recurring transport costs. Recurring transport costs primarily include monthly usage charges from telecommunication carriers and are related to the circuits utilized by us to interconnect our customers. As our traffic increases, we must provide additional circuits. Non-recurring transport costs primarily include the initial installation of such circuits. Facility rents include the leases on our switch facilities, which expire through May 2018. Additionally, we pay the cost of all the utilities for all of our switch locations.

The largest component of our other costs relates to charges we pay to utilize the ILEC services. We incur some monthly charges from the ILECs as we diversify our network and provide alternative routes to complete our customers' traffic. In some cases, we may not have sufficient capacity of network transport lines installed in our own network to handle the volume of traffic destined for a particular customer. In this case, we will incur these charges, generally temporarily, in order to maintain a high quality of service. We attempt to minimize these charges by managing our network, recognizing when additional capacity is required and working with our customers to augment the transport capacity required between our network and theirs.

Operations Expenses. Operations expenses include payroll and benefits for both our switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network. Other primary components of operations expenses include switch repair and maintenance, property taxes, property insurance and supplies. We expect to hire new employees to support our planned future growth.

Sales and Marketing Expense. Sales and marketing expenses represent the smallest component of our operating expenses and primarily include personnel costs, sales bonuses, marketing programs and other costs related to travel and customer meetings.

General and Administrative Expense. General and administrative expenses consist primarily of compensation and related costs for personnel and facilities associated with our executive, finance, human resource and legal departments and fees for professional services. Professional services principally consist of outside legal, audit and other accounting costs. The other accounting costs relate to work surrounding compliance with the Sarbanes-Oxley Act.

Depreciation and Amortization Expense. Depreciation and amortization expense is applied using the straight-line method over the estimated useful lives of the assets after they are placed in service, which are five years for switch equipment and test equipment, three years for computer equipment, computer software and furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the respective leases, whichever is shorter.

Impairment of Fixed Assets. The carrying value of long-lived assets, primarily property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if projected undiscounted cash flows are less than the carrying value of the assets. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operation. The impairment test is a two-step process. If the carrying value of the asset exceeds the expected future cash flows from the asset, impairment is indicated. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Typically, the fair value of the asset is determined by estimating future cash flows associated with the asset.

Loss (gain) on Disposal of Fixed Assets. We have disposed of switch equipment in connection with converting to new technology and computer equipment to replace old or damaged units. When there is a carrying value of these assets, we record the write-off of these amounts to loss on disposal. In some cases, this equipment is sold to a third party. When the proceeds from the sale of equipment identified for disposal exceeds the asset's carrying value, we record a gain on disposal.

Change in Fair Value of Warrants. Freestanding warrants related to preferred shares that were conditionally redeemable were classified as liabilities on the consolidated balance sheet. The warrants were subject to re-measurement at each balance sheet date and any change in fair value was recognized as a component of other income (expense), net. Upon the closing of the Company's IPO in November 2007, warrants to purchase shares of the Company's convertible preferred stock became warrants to purchase shares of the Company's common stock and, as a result, were no longer subject to Financial Accounting Standards Board Staff Position (FSP) No. 150-5, Issuers Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5). The then-current aggregate fair value of these warrants of $6.9 million was reclassified from current liabilities to warrants, a component of stockholders' equity, and the Company ceased to record any further periodic fair value adjustments.

Interest Income (Expense). Interest expense consists of interest paid each month related to our outstanding equipment loans associated with our security agreement with an affiliate of Western Technology Investment. We record accrued interest each month associated with a final payment for each loan equal to a range of 8.1% to 9.6% of the original principal loan amount. Interest expense also includes an amount related to the amortization of the value of debt discount associated with warrants issued to an affiliate of Western Technology Investment in accordance with the terms of our agreement. Interest income is earned primarily on our cash, cash equivalents and non-current investments.

Other Expense. Other expense consists of expenses incurred in connection with the secondary offering by certain of our shareholders completed in April 2008. In addition, during the fourth quarter 2008, other expense included adjustments to the fair value of the ARS offset by adjustments to the fair value of the ARS Rights.

Income Taxes. Income tax provision includes U.S. federal, state, and local income taxes and is based on pre-tax income or loss. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and any net operating loss carryforwards.

See "Risk Factors" for certain matters that may bear on our future results of operations.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States of America. The preparation of these financial statements in accordance with GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expense during a fiscal period. The Securities and Exchange Commission (SEC) considers an accounting policy to be critical if it is important to a company's financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this annual report. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operation for future periods could be materially affected.

Revenue Recognition

We generate revenue from sales of our neutral tandem interconnection services. We maintain tariffs and executed service agreements with each of our customers in which specific fees and rates are determined. Revenue is recorded each month based upon documented minutes of traffic switched for which service is provided, when collection is probable. We provide service primarily to large, well-established competitive carriers, including wireless, wireline, cable and broadband telephony providers.

Auction Rate Securities and ARS Rights

We classified our auction rate securities (ARS) as long-term investments and as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) through the Company's third quarter 2008.

In the fourth quarter 2008, we entered into a settlement with UBS related to the ARS, pursuant to which we elected to participate in a rights offering that provides us with certain rights (ARS Rights) to sell $18.8 million (par value) of the ARS, back to UBS at par value, at any time during a two-year sale period beginning June 30, 2010. The terms of the ARS Rights are further described in a Registration Statement on Form S-3 (File No. 333-153882) initially filed by UBS with the SEC on October 7, 2008. By electing to participate in the settlement and receive the ARS Rights, we granted UBS the right, exercisable at any time prior to June 30, 2010 or during the two-year sale period, to purchase or cause the sale of our auction rate securities.

Our ARS Rights are required to be recognized as a free-standing asset, separate from our ARS. We elected to treat the ARS as trading securities and elected to measure the ARS Rights at fair value under SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (SFAS 159), which permits an entity to elect the fair value option for recognized financial assets. As such, we recorded a gain of $1.4 million related to the ARS Rights and a loss of $2.0 million on our ARS portfolio. The ARS Rights and the ARS were reclassified from available-for-sale to trading securities and are recorded in our non-current other assets in the accompanying consolidated balance sheets as of December 31, 2008.

We may not to hold the auction rate securities until final maturity because of UBS's right to purchase and or right to sell the ARS. The ARS and the ARS Rights will be revalued to fair market value on a quarterly basis until the sale of these securities has been completed.

Accrued Liabilities

The preparation of our consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect our reported amount of accrued liabilities at the date of the financial statements and the reported amount of expenses during the period.

Significant estimates may be required to determine the amount, if any, of charges for transport, signaling and other facility related expenses that may have been incurred but not yet invoiced. We have cutoff processes and controls in place to identify accrual amounts where invoices have been received after the period end. Where we believe products or services have been received, but no invoice has been received, we develop accrual estimates.

We may also develop, and report, significant estimates when our transport vendors invoice us for amounts that we dispute where (i) it is probable that the dispute will ultimately result in a payment by us and (ii) an amount can be reasonably estimated. At December 31, 2008, our disputed charges accrual was approximately $0.8 million. In addition, we anticipate this disputed charges accrual could materially increase over time in connection with other disputes.

Accounting for Income Taxes

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized. Deferred income tax assets are reviewed on a quarterly basis to determine if a valuation allowance is necessary based on current and historical performance, along with other relevant factors.

Income tax provision includes U.S. federal, state, and local income taxes and is based on pre-tax income or loss. The interim period provision or benefit for income taxes is based upon our estimated annual effective income tax rate. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and net operating loss carryforwards.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by us on January 1, 2007. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statement of operations. The adoption of FIN 48 did not have an effect on our consolidated results of operations or financial condition. For the year ended December 31, 2008, the Company did not recognize any adjustments for unrecognized income tax benefits or expense.

Stock-Based Compensation

We currently record stock-based compensation expense in connection with any grant of options to our employees and independent contractors. We record stock-based compensation expense associated with our stock options in accordance with SFAS No. 123(R), Share-Based Payment, which requires us to calculate the expense associated with our stock options by determining the fair value of the options.

The fair value of stock options is determined using the Black-Scholes valuation model, which takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

Stock-based employee compensation is reflected in the statement of operations. All options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant.

The Company utilizes the simple average volatility of three telecommunication companies that share similar business characteristics. The simple average volatility of the three companies selected range from 34.4% at the beginning of 2006 to 50.8% at December 31, 2008. The Company calculated the volatility of its own stock for the period between November 2, 2007 and December 31, 2008 and found that it is not materially different than the results of the three company average. The Company will continue to calculate its own volatility. Once sufficient historical data is available, the Company will apply its own volatility to the calculation.

Legal Contingencies

We are currently involved in various claims and legal proceedings. We review the status of each significant matter quarterly and assess our financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2008, 2007 and 2006:

NEUTRAL TANDEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenue	$120,902	$85,555	$52,866
Operating Expense:			
Network and facilities expense (excluding depreciation and amortization)	40,327	30,163	21,305
Operations	16,929	15,536	11,613
Sales and marketing	1,940	1,770	1,553
General and administrative	12,104	9,426	4,166
Depreciation and amortization	14,023	11,076	7,160
Impairment of fixed assets	195	—	1,234
Loss (gain) on disposal of fixed assets	(11)	(144)	333
Total operating expense	85,507	67,827	47,364
Income from operations	35,395	17,728	5,502
Other (income) expense			
Interest expense, including debt discount of $139, $124 and $68, respectively	924	1,668	1,289
Interest income	(3,474)	(1,321)	(778)
Change in fair value of warrants	—	4,919	832
Other expense	1,131	—	—
Total other (income) expense	(1,419)	5,266	1,343
Income before income taxes	36,814	12,462	4,159
Provision (benefit) for income taxes	12,794	6,204	(499)
Net income	$ 24,020	$ 6,258	$ 4,658
Net income per share:			
Basic	$ 0.76	$ 0.68	$ 0.88
Diluted	$ 0.72	$ 0.24	$ 0.20
Weighted average number of shares outstanding:			
Basic	31,790	9,248	5,293
Diluted	33,236	26,378	23,481

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue. Revenue of $120.9 million for the year ended December 31, 2008 increased $35.3 million, or 41.2%, from $85.6 million for the year ended December 31, 2007. The increase in revenue was primarily due to an increase in minutes of use billed to 61.0 billion minutes processed for the year ended December 31, 2008, from 41.0 billion minutes processed in the year ended December 31, 2007, an increase of 20.0 billion minutes, or 48.8 %. The number of minutes carried over our network increased as a result of further penetration of current markets and customers, as well as the entry into 36 new markets in 2008.

The number of markets in which we operated increased to 100 at December 31, 2008 from 64 at December 31, 2007. The average fee per minute for the year ended December 31, 2008 of $0.0020 decreased from the December 31, 2007 amount of $0.0021.

Operating Expenses. Operating expenses of $85.5 million for the year ended December 31, 2008 increased $17.7 million from $67.8 million in the year ended December 31, 2007, or 70.7% and 79.2% of revenue, respectively. The components making up operating expenses are discussed further below.

Network and Facilities Expenses. Network and facilities expenses of $40.3 million for the year ended December 31, 2008, or 33.3% of revenue, increased from $30.2 million for the year ended December 31, 2007, or 35.3% of revenue. Network and facilities expenses increased due to an increase in the number of switch locations we connect, increasing by 445 switch locations to 1,336 switch locations at December 31, 2008 from 891 switch locations at December 31, 2007. In addition, our switch related costs, primarily made up of facility rent and utilities costs, increased as our number of locations at the end of December 31, 2008 grew to 31 compared to 24 locations at December 31, 2007.

Operations Expenses. Operations expenses of $16.9 million for the year ended December 31, 2008, or 14.0% of revenue, increased $1.4 million compared to $15.5 million for the year ended December 31, 2007, or 18.1% of revenue. The increase in our operations expenses primarily resulted from an increase in payroll and benefits due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network. Because many of the components making up our operations expenses are somewhat fixed in nature, or increase at a slower rate than our minute of use billed and revenue growth, the percentage to revenue for 2008 decreased compared to 2007.

Sales and Marketing Expense. Sales and marketing expense of $1.9 million for the year ended December 31, 2008, or 1.6% of revenue, increased slightly from $1.8 million for the year ended December 31, 2007, or 2.1% of revenue. We have successfully increased revenues while maintaining the same approximate size of the sales and marketing force.

General and Administrative Expense. General and administrative expense increased to $12.1 million for the year ended December 31, 2008, or 10.0% of revenue, compared to $9.4 million for the year ended December 31, 2007, or 11.0% of revenue. The $2.7 million increase in our general and administrative expense is primarily due to an increase of $1.9 million in payroll and benefits, $0.5 million in professional fees and $0.3 million in business insurance.

Depreciation and Amortization Expense. Depreciation and amortization expense increased to $14.0 million for the year ended December 31, 2008, or 11.6% of revenue, compared to $11.1 million for the year ended December 31, 2007, or 13.0% of revenue. The increase in our depreciation and amortization expense resulted from capital expenditures primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets along with accelerated depreciation of $2.2 million which was related to our conversion to new switch equipment in our New York, Michigan, Ohio, Illinois, Minnesota and Indiana locations.

Impairment of Fixed Assets. The impairment of fixed assets of $0.2 million for the year ended December 31, 2008 increased compared to no impairment of fixed assets for the year ended December 31, 2007.

In June of 2008, we decided to invest in new switch equipment in our Michigan and Ohio locations. As a result of this decision, a significant portion of the old switch equipment in Michigan and Ohio was no longer utilized. In 2008, we recorded asset impairment of $0.2 million related to the installation of new equipment in our Michigan and Ohio locations. The new equipment in Michigan and Ohio was installed and became operational in October 2008.

Loss (gain) on Disposal of Fixed Assets. We sold equipment in 2008 in which we received less than $0.1 million. The equipment did not have any carrying value at the time of sale.

Other (Income) Expense. Other income was $1.4 million in the year ended December 31, 2008 compared to other expense of $5.3 million for the year ended December 31, 2007. During 2008, the increase in investment income, decrease in interest expense associated with debt and decrease in the change in fair value of warrants was partially offset by an increase in other expense. Other expense in 2008 includes costs we incurred in connection with a demand registration by certain of our shareholders that was consummated in the closing of a secondary offering of our common stock by certain selling shareholders in April 2008 of $0.6 million and the net of our $2.0 million loss associated with the fair value of the auction rate securities and our $1.4 million gain associated with the fair value of the ARS Rights (see note 10—Investments and Fair Value Measurements).

Provision for Income Taxes. Provision for income taxes was $12.8 million for the year ended December 31, 2008, an increase of $6.6 million compared to $6.2 million for the year ended December 31, 2007. The effective tax rate at December 31, 2008 was 34.8% compared to the effective tax rate at December 31, 2007 of 49.8%. The 2008 estimated effective income tax rate is lower than the statutory rate primarily due to the Illinois EDGE credit tax benefit and tax exempt municipal interest. The 2007 effective tax rate was higher than the statutory rate primarily due to the non-deductibility of our expense related to the change in fair value of warrants.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue. Revenue of $85.6 million for the year ended December 31, 2007 increased $32.7 million, or 61.8%, from $52.9 million for the year ended December 31, 2006. Minutes of use billed of 41 billion minutes processed for the year ended December 31, 2007 increased by 16.3 billion minutes, or 66 %, from 24.7 billion minutes processed in the year ended December 31, 2006.

The number of markets in which we operated increased to 64 at December 31, 2007 from 34 at December 31, 2006. The average fee per minute for the years ended December 31, 2007 and 2006 remained constant at $0.0021.

Operating Expenses. Operating expenses of $67.8 million for the year ended December 31, 2007 increased $20.4 million from $47.4 million in the year ended December 31, 2006, or 79.2% and 89.6% of revenue, respectively. The components making up operating expenses are discussed further below.

Network and Facilities Expenses. Network and facilities expenses of $30.2 million for the year ended December 31, 2007, or 35.3% of revenue, increased from $21.3 million for the year ended December 31, 2006, or 40.3% of revenue. Network and facilities expenses increased due to an increase in the number of switch locations we connect, increasing by 338 switch locations to 891 switch locations at December 31, 2007 from 553 switch locations at December 31, 2006. In addition, our switch related costs, primarily made up of facility rent and utilities costs, increased as our number of locations at the end of December 31, 2007 grew to 24 compared to 18 locations at December 31, 2006.

Operations Expenses. Operations expenses of $15.5 million for the year ended December 31, 2007, or 18.1% of revenue, increased $3.9 million compared to $11.6 million for the year ended December 31, 2006, or 21.9% of revenue. The increase in our operations expenses primarily resulted from an increase in payroll and benefits due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network.

Sales and Marketing Expense. Sales and marketing expense of $1.8 million for the year ended December 31, 2007, or 2.1% of revenue, increased slightly from $1.6 million for the year ended December 31, 2006, or 3% of revenue. We have successfully increased revenues while maintaining the same approximate size of the sales and marketing force.

General and Administrative Expense. General and administrative expense increased to $9.4 million for the year ended December 31, 2007, or 11% of revenue, compared to $4.2 million for the year ended December 31, 2006, or 7.9% of revenue. The increase in our general and administrative expense was primarily due to higher professional fees related to regulatory proceedings with Level 3 Communications, LLC. See Item. 3 "Legal Proceedings."

Depreciation and Amortization Expense. Depreciation and amortization expense increased to $11.1 million for the year ended December 31, 2007, or 13.0% of revenue, compared to $7.2 million for the year ended December 31, 2006, or 13.6% of revenue. The increase in our depreciation and amortization expense resulted from capital expenditures primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets along with accelerated depreciation of $2.1 million which was related to our conversion to new switch equipment in our Atlanta, Miami and New York locations.

Impairment of Fixed Assets. There was no impairment of fixed assets for the year ended December 31, 2007 compared to $1.2 million for the year ended December 31, 2006. In October 2006, we decided to invest in new switch equipment in our Atlanta and Miami locations. As a result of this decision, a significant portion of the old switch equipment in Atlanta and Miami was no longer utilized. In 2006, we recorded asset impairment of $1.2 million related to the installation of new switch equipment in its Atlanta and Miami locations.

Loss (gain) on Disposal of Fixed Assets. We sold equipment in 2007 in which we received a total of approximately $0.2 million. The equipment did not have any carrying value at the time of sale. During the year we also disposed of equipment that resulted in a total loss of approximately $0.1 million.

Other (Income) Expense. Other expense increased to $5.3 million in the year ended December 31, 2007 from $1.3 million for the year ended December 31, 2006. The change in fair value of warrants was $4.9 million for the year ended December 31, 2007 compared to $0.8 million for the year ended December 31, 2006, an increase of $4.1 million.

Provision for Income Taxes. Provision for income taxes of $6.2 million for the year ended December 31, 2007 increased by $6.7 million compared to a benefit of $0.5 million for the year ended December 31, 2006. The effective tax rate at December 31, 2007 was 49.8%, which was higher than the statutory rate primarily due to the non-deductibility of our expense related to the change in fair value of warrants. The effective tax rate at December 31, 2006 was 12%.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operations, the sale and issuance of preferred shares and equity, borrowings under our credit facility and our initial public offering completed in November 2007. Our principal uses of cash have been capital expenditures for switch equipment, working capital and debt service requirements. We anticipate that our principal uses of cash in the future will be for facility expansion, capital expenditures for switch equipment and working capital.

At December 31, 2008, we had $110.4 million in cash and cash equivalents, $16.9 in long term investments and $0.4 million in restricted cash. In comparison, at December 31, 2007 we had $112 million in cash and cash equivalents and $0.4 million in restricted cash. Cash and cash equivalents consist of highly liquid money market funds and long-term investments consist of auction rate securities. The restricted cash balance is pledged as collateral for certain commercial letters of credit.

Working capital at December 31, 2008 was $120.4 million compared to $111.1 million at December 31, 2007. We received $91.3 million of net proceeds upon completion of our initial public offering in November 2007.

Our capital expenditures of $22.3 million, $20.1 million and $17.1 million in the years ended December 31, 2008, 2007 and 2006, respectively, related primarily to the installation of switching equipment in existing and new locations. Capital expenditures for 2009 are expected to be between $18 million and $20 million.

We believe that cash flow from operating activities, in addition to cash and cash equivalents currently on-hand, will be sufficient to fund our operations, including our anticipated growth plans, for the foreseeable future and in any event for at least the next 12 to 18 months. Given the generally negative and highly volatile global economic climate and the challenges and uncertainties in the global credit markets, however, no assurance can be given that this will be the case.

We regularly review acquisitions and additional strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisitions or strategic opportunities.

The following table sets forth components of our cash flow for the following periods:

	Year Ended December 31,		
	2008	2007	2006
Cash flows from operating activities	$ 35,152	$ 24,141	$ 12,967
Cash flows from investing activities	($41,136)	($19,947)	($12,719)
Cash flows from financing activities	$ 4,378	$ 87,742	$ 18,545

Cash flows from operating activities

Our largest source of operating cash flows is payments from customers which are generally received between 35 to 45 days following the end of the billing month. Our primary uses of cash from operating activities are for personnel related expenditures, facility and switch maintenance costs.

Cash provided by operations for the year ended December 31, 2008 of $35.2 million was attributable to net income of $24 million plus non-cash charges of $19.8 million consisting primarily of depreciation and amortization, deferred tax expense, stock-based compensation expense and changes in fair value of auction rate securities partially offset by a non-cash tax benefit of $7.6 million and changes in fair value of ARS Rights of $1.4 million. Receivables, other current assets and other non-current assets increased by $5.3 million. Accrued liabilities and non-current liabilities decreased by $3.7 million primarily due to the reduction of amounts reserved for vendor disputes. Cash provided by operations for the year ended December 31, 2007 of $24.1 million was attributable to net income of $6.3 million plus non-cash charges, primarily amortization and depreciation and change in fair value of warrants, of $17.4 million, and $5.3 million due to an increase in accrued liabilities, less $4.9 million due to an increase in accounts receivable and a decrease in accounts payable. Cash provided by operations for the year ended December 31, 2006 of $13.0 million was attributable to net income of $4.7 million, plus non-cash charges, primarily amortization and depreciation, equipment loss and impairment of $9.4 million related to our decommissioning of several circuit switches and an increase in accounts payable, accrued liabilities and deferred tax liabilities of $3.1 million, which was partially offset by an increase in accounts receivable and other current and non-current assets of $4.2 million

Recent economic conditions have made the availability of credit for working capital purposes more difficult to obtain. If these conditions continue, it may impact our customers' ability to pay their obligations to us as they become due and consequently impact our cash flows from operating activities. While we do not believe we have been materially impacted by these conditions to date, the magnitude of such impact, if any, is not known.

Cash flows from investing activities

The changes in cash flows from investing activities primarily relate to purchases of switch equipment and the timing of purchases and redemptions of short-term and long-term investments. We also use cash to support letters of credit required by certain facility landlords and other vendors.

Cash used in investing activities for the year ended December 31, 2008 was $41.1 million and primarily represented net use of funds from the purchase of investments of $25.2 million and the additions to property, plant and equipment of $22.3 million partially offset by the proceeds from the investment redemption of $6.3 million. Cash used in investing activities for the year ended December 31, 2007 was $19.9 million. We invested $20.1 million in the purchase of switch equipment, partially offset by proceeds from sale of equipment of $0.2 million. Cash used in investing activities for the year ended December 31, 2006 was $12.7 million. We invested $17.1 million in the purchase of switch equipment, offset by a decrease in short-term investments of $4.5 million.

Cash flows from financing activities

The changes in cash flows from financing activities primarily relate to equity financing, borrowings and payments under our debt obligations.

Net proceeds from financing activities for the year ended December 31, 2008 were $4.4 million and primarily relate to the proceeds from the issuance of common stock associated with stock options of $1.3 million and the tax benefit associated with stock option exercise of $7.6 million partially offset by our repayment of $4.5 million of principal on our outstanding debt. We generated cash flow from financing activities for the year ended December 31, 2007 of $87.7 million primarily as a result of $93.2 million in net proceeds from the issuance of common shares and the company's initial public offering. These net proceeds were partially offset by our repayment of $5.5 million of principal on our outstanding debt. We generated cash flow from financing activities for the year ended December 31, 2006 of $18.5 million primarily as a result of $11.9 million in net proceeds from the issuance of preferred shares, $10.0 million in borrowing under our credit facility from an affiliate of Western Technology Investment and $0.3 million in proceeds from the exercise of stock options. These proceeds were partially offset by our repayment of $3.6 million of principal on our outstanding debt.

Investments

At December 31, 2008, we held $18.8 million (par value) of investments comprised of auction rate securities, or ARS, which are variable-rate securities and have a long-term maturity with the interest rate being reset through auctions that are typically held every 7, 28 or 35 days. These securities have historically traded at par and were callable at par at the option of the issuer. Interest was typically paid at the end of each auction period or semiannually. At December 31, 2008, we held ARS whose underlying assets are generally student loans which are insured in part by the federal government under the FFELP.

Since February 2008, most of the auctions for these securities have failed and there is no assurance that future auctions will succeed. As a result, our ability to liquidate our investment and fully recover the par value of our ARS during the next twelve months is limited, without the settlement discussed in the following paragraph, and it could take until final maturity of the ARS (up to 31 years) to realize our investments' par value. In the event we need to access these funds, we may not be able to do so until a future auction on these investments is successful, a secondary market develops or the securities are redeemed by the broker dealer.

In the fourth quarter 2008, we entered into a settlement with UBS related to the ARS, pursuant to which we elected to participate in a rights offering that provides us with certain rights (ARS Rights) to sell $18.8 million (par value) of the ARS, back to UBS at par value, at any time during a two-year sale period beginning June 30, 2010. The terms of the ARS Rights are further described in a Registration Statement on Form S-3 (File No. 333-153882) initially filed by UBS with the SEC on October 7, 2008. By electing to participate in the settlement and receive the ARS Rights, we granted UBS the right, exercisable at any time prior to June 30, 2010 or during the two-year sale period, to purchase or cause the sale of our ARS Rights. As such, we recorded a gain of $1.4 million related to the ARS Rights and a loss of $2.0 million related to the $18.8 million (par value) ARS portfolio as we may not to hold these securities until final maturity because of UBS's right to purchase and or right to sell the ARS. The ARS and the ARS Rights will be revalued to fair market value on a quarterly basis until the sale of these securities has been completed.

We also invest our excess cash in money market mutual funds whose carrying values approximate market. As of December 31, 2008, we had $106.9 million in cash and cash equivalents invested in one money market mutual fund of which $99.3 million is guaranteed under the U.S. Department of the Treasury Guaranty Program.

For further discussion of these investments see footnote 10 to the audited financial statements—"Investments and Fair Value Measurements".

Contractual Cash Obligations

The following table represents a summary of our estimated future payments under contractual cash obligations as of December 31, 2008. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments. There have been no significant developments with respect to our contractual cash obligations since December 31, 2008.

	Payments due by period				
Contractual Cash Obligations	Total	Current	2-3 years	4-5 years	More than 5 years
	(In thousands)				
Principal payments on long-term debt	$ 3,248	$ 3,013	$ 235	$ —	$ —
Interest payments on long-term debt (1)	1,118	1,118	—	—	—
Operating leases	22,082	4,287	8,119	4,836	4,840
Transport purchase commitment	8,460	2,760	5,700	—	—
Total	$34,908	$11,178	$14,054	$4,836	$4,840

(1) Interest rate is fixed according to the terms of the loan agreement.

Long-Term Debt

We have an equipment loan and security agreement with an affiliate of Western Technology Investment, which initially provided us with up to $19.5 million in available credit. This credit facility matures in several installments, beginning in May 2007 and ending in March 2010. As of December 31, 2008 we had approximately $3.2 million outstanding under this credit facility and no available capacity for future borrowings. Outstanding loans bear interest at prime plus 1.25% and there is a terminal payment of 9.6% of the original amount borrowed. The average interest rate of this credit facility, including all balloon payments, was approximately 12.9% for each of the years ended December 31, 2008, 2007 and 2006. Our obligations under the credit facility are secured by a lien on substantially all of our assets and specified equipment.

In accordance with the terms of the credit facility, we issued warrants to the note holders to purchase shares of our preferred stock. In 2004, we issued 200,000 warrants, 92,812 warrants and 21,885 warrants with an exercise price of $1.00, $1.48 and $6.28 each, respectively. In 2006, we issued 87,539 warrants with an exercise price of $6.28 each. The warrants were exercisable at any time up to eight years after their issuance. On February 21, 2008 the note holders elected to exercise all of the outstanding warrants. Pursuant to the terms of the warrants the note holders elected to exercise the warrants on a net basis based upon the average closing price of our common stock during the three days prior to such exercise. Based upon the closing prices of our common stock on February 20, 2008, February 19, 2008 and February 15, 2008 we issued a total of 356,921 shares of common stock on February 25, 2008 in full satisfaction of all outstanding warrants.

The fair value of these warrants at the time of issuance, as calculated using the Black-Scholes model, was estimated at $495,000. This amount has been reflected as a reduction of the carrying amount of the note and is being accreted over the term of the note. The charges to interest expense for the years ended December 31, 2008, 2007 and 2006 were $95,000, $139,000, and $124,000, respectively.

Under the terms of the credit facility, we must comply with certain negative covenants that limit our ability to declare or pay dividends, incur additional indebtedness, incur liens, dispose of significant assets, make acquisitions or significantly change the nature of our business without the permission of the lender. As of December 31, 2008 and 2007, we were in compliance with all of the covenants under the agreement.

Letters of Credit

We use cash collateralized letters of credit issued by LaSalle Bank N.A. to secure certain facility leases and other obligations. At December 31, 2008 there was $440,000 of restricted cash used as collateral for $393,000 in letters of credit outstanding.

Operating Leases

We lease facilities and certain equipment under operating leases which expire through May 2018. Rental expense for the years ended December 2008, 2007 and 2006 was $4.0 million, $3.2 million, $2.1 million, respectively. See Item 2 "Properties" above for a description of the location of our leased real property.

Purchase Commitment

We have a service agreement with one of our major transport providers, where we have committed to purchase a minimum amount of service beginning in 2009. There was no purchase commitment as of December 31, 2008 and December 31, 2007.

Effect of Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation had any material effect on our results of operations for the years ended December 31, 2008, 2007 and 2006.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than as noted in "Contractual Cash Obligations" above.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations . SFAS 141R retains the fundamental requirements in previously issued Statement 141 that the acquisition method of accounting (the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date at the fair values as of that date. This replaces the Statement 141's cost allocation process which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based upon their estimated fair values. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will adopt this standard for acquisitions consummated after the effective date.

In December 2007 the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 , or SFAS 160. SFAS 160 addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We will adopt this standard for acquisitions consummated after the effective date.

In May 2008 the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162. SFAS 162 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles, or GAAP, in the U.S. SFAS 162 is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We currently adhere to the hierarchy of GAAP as presented in SFAS 162, and adoption is not expected to have a material impact on our consolidated financial statements.

Commencing in November 2007, the Company elected to use the simplified method to estimate the expected term for valuation of stock options as permitted by Securities and Exchange Commission (SEC) Staff Accounting Bulletin 107 (SAB 107) due to the unknown effect on option holder behavior of the increased liquidity of the underlying options following the Company's IPO. In December 2007, the SEC released Staff Accounting Bulletin No. 110 (SAB 110). SAB 110 amends SAB 107 to allow for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of "plain vanilla" stock options accounted for under SFAS 123(R). As a result, we used the simplified method in 2008. We will continue to utilize the simplified method until we have a reasonable basis to estimate the expected term.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate exposure

We had cash, cash equivalents, short and long-term investments and restricted cash totaling $129.1 million and $112.4 million at December 31, 2008 and December 31, 2007, respectively. These amounts were allocated primarily in money market funds, ARS and associated ARS Rights. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for speculative purposes. At December 31, 2008, we had $106.9 million in cash and cash equivalents invested in one money market mutual fund and $18.2, in the aggregate, in ARS and ARS Rights. For further discussion of these investments see footnote 10 to the consolidated financial statements—"Investments and Fair Value Measurements."

None of our indebtedness discussed in footnote 5 to the consolidated financial statements—"Debt" above bears interest at a variable rate.

Based upon our overall interest rate exposure at December 31, 2008, we do not believe that a hypothetical 10 percent change in interest rates over a one year period would have a material impact on our earnings, fair values or cash flows from interest rate risk sensitive instruments discussed above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Neutral Tandem, Inc.
Chicago, Illinois:

We have audited the accompanying consolidated balance sheets of Neutral Tandem, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neutral Tandem, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 13, 2009

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$110,414	$112,020
Receivables	16,785	12,104
Deferred tax asset-current	2,341	2,242
Other current assets	1,795	1,016
Total current assets	131,335	127,382
Property and equipment—net	45,266	37,410
Restricted cash	440	419
Other assets	18,802	805
Total assets	$195,843	$166,016
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 258	$ 575
Accrued liabilities:		
Circuit cost	3,358	5,694
Rent	1,183	1,163
Payroll and related items	952	1,692
Other	2,192	2,768
Current installments of long-term debt	2,961	4,384
Total current liabilities	10,904	16,276
Other liabilities	191	527
Deferred tax liability-noncurrent	4,647	2,095
Long-term debt—excluding current installments	235	3,196
Total liabilities	15,977	22,094
Shareholders' equity:		
Preferred stock—par value of $.001; 50,000,000 authorized shares; no shares issued and outstanding at December 31, 2008 and December 31, 2007	—	—
Common stock—par value of $.001; 150,000,000 authorized shares; 32,357,383 shares and 30,832,939 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	32	32
Warrants	—	6,920
Additional paid-in capital	151,733	132,889
Retained earnings	28,101	4,081
Total shareholders' equity	179,866	143,922
Total liabilities and shareholders' equity	$195,843	$166,016

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Year Ended December 31,		
	2008	2007	2006
Revenue	$120,902	$85,555	$52,866
Operating expense:			
Network and facilities expense (excluding depreciation and amortization)	40,327	30,163	21,305
Operations	16,929	15,536	11,613
Sales and marketing	1,940	1,770	1,553
General and administrative	12,104	9,426	4,166
Depreciation and amortization	14,023	11,076	7,160
Impairment of fixed assets	195	—	1,234
Loss (gain) on disposal of fixed assets	(11)	(144)	333
Total operating expense	85,507	67,827	47,364
Income from operations	35,395	17,728	5,502
Other (income) expense:			
Interest expense, including debt discount of $95, $139 and $124, respectively	924	1,668	1,289
Interest income	(3,474)	(1,321)	(778)
Change in fair value of warrants	—	4,919	832
Other expense	1,131	—	—
Total other (income) expense	(1,419)	5,266	1,343
Income before income taxes	36,814	12,462	4,159
Provision (benefit) for income taxes	12,794	6,204	(499)
Net income	$ 24,020	$ 6,258	$ 4,658
Net income per share:			
Basic	$ 0.76	$ 0.68	$ 0.88
Diluted	$ 0.72	$ 0.24	$ 0.20
Weighted average number of shares outstanding:			
Basic	31,790	9,248	5,293
Diluted	33,236	26,378	23,481

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
(Dollars in thousands)

	Shares Outstanding					Accum	
	Common Shares	Warrants	Common Shares	Warrants	Additional Paid-In Capital	Deficit/ Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2006	5,535,284	—	5	—	147	(6,761)	(6,609)
Net income and comprehensive income	—	—	—	—	—	4,658	4,658
Purchase of common shares for retirement	(299,100)	—	—	—	(1)	—	(1)
Exercise of stock options	83,250	—	1	—	261	—	262
Stock option expense	—	—	—	—	399	—	399
Accretion of preferred stock	—	—	—	—	—	(74)	(74)
Balance at December 31, 2006	5,319,434	—	6	—	806	(2,177)	(1,365)
Net income and comprehensive income	—	—	—	—	—	6,258	6,258
Proceeds from issuance of common shares, net of costs	7,248,700	—	7	—	93,104	—	93,111
Preferred conversion to common shares	18,000,230	—	18	—	37,982	—	38,000
Reclassification of warrants	—	402,236	—	6,920	—	—	6,920
Exercise of stock options	264,575	—	1	—	91	—	92
Stock option expense	—	—	—	—	906	—	906
Balance at December 31, 2007	30,832,939	402,236	32	6,920	132,889	4,081	143,922
Net income and comprehensive income	—	—	—	—	—	24,020	24,020
Retirement of common shares	(16,500)	—	—	—	—	—	—
Exercise of warrants	356,921	(402,236)	—	(6,920)	6,920	—	—
Excess tax benefit associated with stock option exercise	—	—	—	—	7,600	—	7,600
Exercise of stock options	1,184,023	—	—	—	1,257	—	1,257
Stock option expense	—	—	—	—	3,067	—	3,067
Balance at December 31, 2008	32,357,383	—	$ 32	$ —	$151,733	$28,101	$179,866

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash Flows From Operating Activities:			
Net income	$ 24,020	$ 6,258	$ 4,658
Adjustments to reconcile net cash flows from operating activities:			
Depreciation and amortization	14,023	11,076	7,160
Deferred income taxes	2,453	526	(673)
Impairment of fixed assets	195	—	1,234
Loss (gain) on disposal of fixed assets	(11)	(144)	333
Non-cash share-based compensation	3,067	906	399
Amortization of debt discount	95	139	124
Changes in fair value of warrants	—	4,919	832
Changes in fair value of ARS	1,957	—	—
Changes in fair value of ARS Rights	(1,376)	—	—
Excess tax benefit associated with stock option exercise	(7,600)	—	—
Changes in assets and liabilities:			
Receivables—net	(4,681)	(4,228)	(3,255)
Other current assets	(844)	(150)	(662)
Other noncurrent assets	247	174	(230)
Accounts payable	(25)	(671)	433
Accrued liabilities	3,534	5,228	2,225
Noncurrent liabilities	98	108	389
Net cash flows from operating activities	35,152	24,141	12,967
Cash Flows From Investing Activities:			
Purchase of equipment	(22,301)	(20,149)	(17,098)
Proceeds from sale of equipment	11	224	—
Increase in restricted cash	(21)	(22)	(71)
Purchase of long-term investments	(25,150)	—	—
Sale of long-term investments	6,325	—	—
Purchase of short-term investments	—	—	(48,000)
Sale of short-term investments	—	—	52,450
Net cash flows from investing activities	(41,136)	(19,947)	(12,719)
Cash Flows From Financing Activities:			
Proceeds from the issuance of common shares associated with stock option exercise	1,257	1,924	262
Proceeds from issuance of common shares, net of issuance cost	—	91,279	—
Purchase of common shares for retirement	—	—	(1)
Proceeds from the issuance of convertible preferred shares, net of issuance cost	—	—	11,926
Proceeds from the issuance of long-term debt	—	—	10,000
Excess tax benefit associated with stock option exercise	7,600	—	—
Principal payments on long-term debt	(4,479)	(5,461)	(3,642)
Net cash flows from financing activities	4,378	87,742	18,545
Net Increase In Cash And Cash Equivalents	(1,606)	91,936	18,793
Cash And Cash Equivalents—Beginning	112,020	20,084	1,291
Cash And Cash Equivalents—End	$110,414	$112,020	$ 20,084
Supplemental Disclosure Of Cash Flow Information:			
Cash paid for interest	$ 1,022	$ 1,258	$ 776
Cash paid for taxes	$ 3,264	$ 3,385	$ 781
Cash refunded for taxes	$ —	$ 542	$ —
Supplemental Disclosure Of Noncash Flow Items:			
Investing Activity—Accrued purchases of equipment	$ 171	$ 463	$ 1,136
Financing Activity—Warrants issued	$ —	$ —	$ 289

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Organization—Neutral Tandem, Inc. (the Company) provides tandem interconnection services principally to competitive carriers, including wireless, wireline, cable and broadband telephony companies. Competitive carriers use tandem switches to interconnect and exchange local and long distance traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of the Company's service, the primary method for competitive carriers to exchange traffic indirectly was through the use of the incumbent local exchange carriers, or ILECs', tandem switches. The tandem switching services offered by ILECs consists of transit services, which are provided in connection with local calls, and access services, which are provided in connection with long distance calls. Under certain interpretations of the Telecommunications Act of 1996 and implementing regulations, ILECs are required to provide tandem transit services to competitive carriers. ILECs generally set per minute rates and other charges for tandem transit services according to rate schedules approved by state public utility commissions, although the methodology used to review these rate schedules varies from state to state. ILECs are also required to offer access services to competing telecommunications carriers under the Telecommunications Act of 1996 and implementing regulations. ILECs generally set per minute rates and other charges for access services according to mandated rate schedules set by the Federal Communications Commission, or FCC, for interstate calls and by state public utility commissions for intrastate calls. The Company's solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem for both local and long distance calls.

Initial Public Offering—In November 2007, the Company completed its initial public offering (IPO) of common stock in which it sold 7,247,489 shares of its common stock, including 997,489 shares sold pursuant to the underwriter's full exercise of their over-allotment option, at an issue price of $14.00 per share. The Company raised a total of $101.5 million in gross proceeds from its IPO, or $91.3 million in net proceeds after deducting underwriting discounts and commissions of $7.1 million and other offering costs of $3.1 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into 18.0 million shares of common stock.

Secondary Offering—In April 2008, certain shareholders of the Company completed a secondary offering in which 4.9 million shares of the Company's common stock were sold at a price of $18.00 per share. The Company did not sell any shares of its common stock and received no proceeds from the secondary offering. The Company paid approximately $0.6 million of certain expenses related to the offering and recorded the entire amount as other expense in the first quarter 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of fair value of investments, fair value of stock-based awards and warrants issued prior to its IPO and certain accrued expenses. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates and assumptions are made. To the extent there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2008 the Company had $3.5 million of cash in banks and $106.9 million in one money market mutual fund. At December 31, 2007, the Company had $6.1 million of cash in banks and $105.9 million in one money market mutual fund.

Long-term Investments—The Company considers all investments with remaining time to maturity of one year or more to be long-term investments. At December 31, 2008, the Company's long-term investments consisted of auction rate securities (ARS) and are recorded within the other non-current asset category of the Company's balance sheet. The Company did not have any long-term investments at December 31, 2007.

The Company's long-term investments were classified as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) through the Company's third quarter 2008.

In the fourth quarter 2008, the Company entered into a settlement with UBS related to the ARS, pursuant to which the Company elected to participate in a rights offering that provides it with certain rights (ARS Rights) to sell $18.8 million (par value) of the ARS, back to UBS at par value, at any time during a two-year sale period beginning June 30, 2010. By electing to participate in the settlement and receive the ARS Rights, the Company granted UBS the right, exercisable at any time prior to June 30, 2010 or during the two-year sale period, to purchase or cause the sale of the Company's ARS Rights.

The Company's ARS Rights are required to be recognized as a free-standing asset, separate from the Company's ARS. Upon entering into the settlement agreement the Company elected to treat the ARS as trading securities and elected to measure the ARS Rights at fair value under SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities— including an amendment of FASB Statement No. 115 (SFAS 159), which permits an entity to elect the fair value option for recognized financial assets. This resulted in the changes in the fair value of the ARS Rights to be recognized in the Company's consolidated statements of income. As such, the Company recorded a gain of $1.4 million related to the ARS Rights provided by the settlement and a loss of $2.0 million on the Company's ARS portfolio. The ARS Rights and the ARS were reclassified from available-for-sale to trading securities are recorded in Non-current other assets in the accompanying consolidated balance sheets as of December 31, 2008.

The Company may not to hold these securities until final maturity because of UBS's right to purchase and or right to sell the ARS. The ARS and the ARS Rights will be revalued to fair market value on a quarterly basis until the sale of these securities has been completed.

Fair Values of Financial Instruments—The types of instruments valued based on quoted market prices in active markets includes the Company's money market funds. The types of instruments valued based on unobservable inputs in which there is little or no market data and the unobservable inputs are significant to the fair value measurement includes the Company's ARS and related ARS Rights. See Note 10 to the Consolidated Financial Statements for further details on investment and fair value measurements.

The Company did not elect to measure its debt at fair value. The estimated fair value of the Company's debt at December 31, 2008 was $3.8 million compared to the carrying amount of $3.2 million included in the consolidated balance sheet. The estimated fair value of the Company's debt at December 31, 2007 was $8.3 million compared to the carrying amount of $7.6 million included in the consolidated balance sheet.

Property and Equipment—Property and equipment are recorded at historical cost. These costs are depreciated over the estimated useful lives of the individual assets using the straight-line method. Any gains and losses from the disposition of property and equipment are included in operations as incurred. The estimated useful life for switch equipment and tools and test equipment is five years. The estimated useful life for computer equipment, computer software and furniture and fixtures is three years. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the lease, whichever is less. As discussed in further detail below, the impairment of long-lived assets is periodically evaluated when events or changes in circumstances indicate that a potential impairment has occurred.

Software Development Costs—The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized project funding. The carrying value of software and development costs is regularly reviewed by management for potential impairment. The Company amortizes capitalized software costs over the estimated useful life of three years.

Restricted Cash—The Company has letters of credit securing certain building leases. In accordance with the terms of the letters of credit, the Company pledged cash for a portion of the outstanding amount. The Company had restricted cash of $0.4 million at both December 31, 2008 and 2007. As the Company expands into additional markets, the amount of restricted cash pledged to letters of credit may increase.

Long-lived Assets—The carrying value of long-lived assets, primarily property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if projected undiscounted cash flows are less than the carrying value of the assets. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The impairment test is a two-step process. If the carrying value of the asset exceeds the expected future cash flows from the asset, impairment is indicated. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Typically, the fair value of the asset is determined by discounting the estimated future cash flows associated with the asset.

In July 2007, the Company decided to invest in new switch equipment, which replaced existing equipment in February 2008 in its New York location. The new equipment provides greater functionality that improves network efficiency and performance. The equipment that was replaced has no further use in the network. The Company completed a test for impairment consistent with the two-step process described above. As a result, there was no impairment of the existing switch equipment in New York, however, the Company accelerated the depreciation on the switch equipment. The new equipment in New York became operational during the first quarter of 2008.

In June 2008, the Company decided to invest in new switch equipment in its Michigan and Ohio locations. The new equipment provides greater functionality that will improve network efficiency and performance. The equipment being replaced has no further use in the network. The Company completed a test for impairment consistent with the two-step process described above. As a result, the Company recorded a charge of approximately $0.2 million related to the combined asset impairment and accelerated the depreciation on the switch equipment. In both markets, the new equipment was installed and became operational in the fourth quarter 2008.

Asset Retirement Obligation—The Company leases all of its switch locations. The Company's leases with its landlords require it to return the switch locations back to their original condition or that major work, such as heating and ventilation upgrades, stay with the facility. Therefore, the Company has a basic requirement to remove its switch equipment, telephone connections and battery power supply. The Company believes the cost to remove all items identified above would be an immaterial amount.

Freestanding Convertible Preferred Stock Warrants—In accordance with the terms of the credit facility, The Company issued warrants to the note holders to purchase shares of its preferred stock. In 2004, the Company issued 200,000 warrants, 92,812 warrants and 21,885 warrants with an exercise price of $1.00, $1.48 and $6.28

each, respectively. In 2006, the Company issued 87,539 warrants with an exercise price of $6.28 each. The warrants were exercisable at any time up to eight years after their issuance. On February 21, 2008 the note holders elected to exercise all of the outstanding warrants. Pursuant to the terms of the warrants the note holders elected to exercise the warrants on a net basis based upon the average closing price of the Company's common stock during the three days prior to such exercise. Based upon the closing prices of the Company's common stock on February 20, 2008, February 19, 2008 and February 15, 2008 the Company issued a total of 356,921 shares of common stock on February 25, 2008 in full satisfaction of all outstanding warrants.

Upon the closing of the Company's initial public offering (IPO) in November 2007, warrants to purchase shares of the Company's convertible preferred stock became warrants to purchase shares of the Company's common stock and, as a result, are no longer subject to Financial Accounting Standards Board Staff Position (FSP) No. 150-5, Issuers Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5). At November 2007, the aggregate fair value of these warrants of $6.9 million was reclassified from current liabilities to warrants, a component of stockholders' equity, and the Company has ceased to record any further periodic fair value adjustments.

In 2007 (through the completion of its IPO) and 2006, the Company recorded $4.9 million and $0.8 million, respectively, of expense reflected in change in fair value of warrants, a component of other (income) expense, net to reflect the increase in fair value during the period.

Revenue Recognition—The Company generates revenue from sales of its tandem interconnection services. The Company maintains executed service agreements with each of its customers in which specific fees and rates are determined. Revenue is recorded each month based upon documented minutes of traffic switched for which service is provided and when collection is probable. The Company provides service primarily to large, well-established competitive carriers, including wireless, wireline and cable and broadband telephony.

Accounting for Legal Costs Expected to Be Incurred In Connection with a Loss Contingency—As of December 31, 2007, the Company included an estimate of $0.4 million for future legal fees to be incurred in connection with the resolution of a vendor dispute when the loss contingency was initially determined. The estimate is consistent with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. In the fourth quarter of 2008, the vendor dispute was resolved for an amount that approximates what the Company had reserved. At December 31, 2008, there was no estimate for future legal fees to be incurred in connection with a loss contingency.

Network and Facilities Expense—The Company's network and facilities expenses include transport and signaling network costs, facility rents and utilities, together with other costs that directly support the switch locations. The Company does not defer any costs associated with the start-up of new switch locations and does not capitalize any costs.

Network transport costs typically occur on a repeating monthly basis, which the Company refers to as recurring costs, or on a one-time basis, which the Company refers to as non-recurring costs. Recurring costs primarily include monthly usage charges from telecommunication carriers, related to the circuits utilized by the Company to interconnect our customers. As the Company's traffic increases, it must provide additional circuits. Non-recurring costs primarily include the initial installation of such circuits. Facility rents include the leases on our switch facilities, which expire through May 2018. Additionally, the Company pays the cost of all the utilities for all of its switch locations.

The largest component of other costs relates to charges paid to utilize ILEC services. The Company incurs some monthly charges from the ILECs as it diversifies its network and provides alternative routes to complete the customers' traffic. In some cases, the Company may not have sufficient capacity of network transport lines installed in its network to handle the volume of traffic destined for a particular customer. In this case, it will incur these charges, generally temporarily, in order to maintain a high quality of service.

Operations Expenses—The Company's operations expenses include payroll and benefits for both switch location personnel as well as individuals located at the corporate office who are directly responsible for maintaining and expanding the switch network. Other primary components of operations expenses include switch repair and maintenance, property taxes, property insurance and supplies.

Earnings Per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, convertible warrants, Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock, Series B-2 Convertible Preferred Stock and Series C Convertible Preferred Stock. During periods in which a net loss is incurred, diluted earnings per share amounts are the same as the basic per share amounts because the effect of all options, convertible warrants, Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock, Series B-2 Convertible Preferred Stock and Series C Convertible Preferred Stock is anti-dilutive. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share:

	Years Ended December 31,		
(In thousands, except per share amounts)	**2008**	**2007**	**2006**
Numerator:			
Net income applicable to common stockholders	$24,020	$ 6,258	$ 4,658
Denominator:			
Weighted average common shares outstanding	31,790	9,248	5,293
Effect of dilutive securities:			
Stock options	1,392	1,567	355
Warrants	54	275	—
Series A Preferred Stock	—	7,644	9,000
Series B-1 Preferred Stock	—	4,873	5,737
Series B-2 Preferred Stock	—	1,149	1,353
Series C Preferred Stock	—	1,622	1,743
Denominator for diluted earnings per share	33,236	26,378	23,481
Net earnings per share:			
Basic—as reported	$ 0.76	$ 0.68	$ 0.88
Diluted—as reported	$ 0.72	$ 0.24	$ 0.20

For purposes of calculating the 2006 diluted earnings per share, the Company excluded the impact of the convertible warrants on weighted average shares as the cash settlement method results in an anti- dilutive impact on the calculation.

Options to purchase 1,551,500, 93,000 and 1,335,000 shares of common stock at a weighted-average price of $17.91, $10.40 and $1.22 per share were outstanding during the year ended December 31, 2008, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

Comprehensive Income—Comprehensive income includes all changes in equity during a period from non-owner sources. Comprehensive income was the same as net income for the years ended December 31, 2008, 2007 and 2006.

Accounting for Stock-Based Compensation—The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123R, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

The amount of share-based expense recorded in the years ended December 31, 2008, 2007 and 2006, is $3.1 million, $0.9 million, and $0.4 million, respectively.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized. Deferred income tax assets are reviewed on a quarterly basis to determine if a valuation allowance is necessary based on current and historical performance, along with other relevant factors.

Income tax provision includes U.S. federal, state, and local income taxes and is based on pre-tax income or loss.

Concentrations—For the years ended 2008, 2007 and 2006, the aggregate revenues of four customers accounted for 56%, 54% and 46% of total revenues, respectively. At December 31, 2008 and 2007, the aggregate accounts receivable of four customers accounted for 53% and 55% of the Company's total trade accounts receivable, respectively.

In 2008, the Company had two customers in excess of ten percent of sales, which were 25% and 15% of the Company's total revenue, respectively. At December 31, 2008, the Company had three customers who accounted for 20%, 14% and 11% of the Company's accounts receivable balance, respectively.

In 2007, the Company had two customers in excess of ten percent of sales, which were 26% and 14% of the Company's total revenue, respectively. At December 31, 2007, the Company had three customers who accounted for 22%, 14% and 11% of the Company's accounts receivable balance, respectively.

In 2006, the Company had two customers in excess of ten percent of sales, which were 23% and 14% of the Company's total revenue, respectively. At December 31, 2006, the Company had two customers who accounted for 21% and 13% of the Company's accounts receivable balance, respectively.

At December 31, 2008, the Company had $110.4 million in cash and cash equivalents. Of this amount, approximately $106.9 million was invested in one money market fund. At December 31, 2007, the Company had $112 million in cash and cash equivalents. Of this amount, $105.9 million was invested in one money market fund. Investment policies have been implemented that limit investments to highly liquid investments with an original maturity of 90 days or less.

Recent Accounting Pronouncements—In December 2007, the FASB issued SFAS No. 141(R), Business Combinations . SFAS 141R retains the fundamental requirements in previously issued Statement 141 that the acquisition method of accounting (the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date at the fair values as of that date. This replaces Statement 141's cost allocation process which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based upon their estimated fair values. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company will adopt this standard for acquisitions consummated after the effective date.

In December 2007 the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 , or SFAS 160. SFAS 160 addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company determined that the adoption of SFAS 160 will have no impact upon the Company's consolidated financial statements.

In May 2008 the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS 162. SFAS 162 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles, or GAAP, in the U.S. SFAS 162 is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company currently adheres to the hierarchy of GAAP as presented in SFAS 162, and adoption is not expected to have an impact on our consolidated financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 and 2007 consists of the following:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Switch equipment	$ 58,579	$ 46,745
Construction in process	4,617	5,385
Computer software	1,469	1,156
Computer equipment	1,727	1,237
Tools and test equipment	471	354
Furniture and fixtures	348	310
Leasehold improvements	3,138	1,205
	70,349	56,392
Less accumulated depreciation	(25,083)	(18,982)
Property and equipment-net	$ 45,266	$ 37,410

4. RECEIVABLES

Receivables as of December 31, 2008 and 2007 consist of the following:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Billed receivables	$13,724	$10,252
Unbilled receivables	2,549	1,839
Other receivables	512	13
	16,785	12,104
Less allowance for doubtful accounts	—	—
Receivables—net of allowance for doubtful accounts	$16,785	$12,104

The Company primarily invoices customers for services occurring through the 24th of each month. The Company accrues revenue each month for services from the 25th through the end of the month resulting in unbilled receivables. The unbilled receivables at the end of each month are billed as part of the following month's billing cycle.

At December 31, 2008, other receivables include $0.3 million of state income tax prepayments.

5. DEBT

In May 2004, the Company entered into an equipment loan and security agreement with an affiliate of Western Technology Investment (WTI) that provided for borrowings of up to $4.0 million for the Company's capital purchases through July 31, 2004. The agreement was amended in December 2004 to allow for an additional $5.5 million of borrowings and amended in January 2006 to allow for $10.0 million of additional borrowings for an aggregate of $19.5 million.

At December 31, 2008, the Company's has approximately $3.2 million of debt outstanding with WTI. The outstanding borrowings at December 31, 2008 include the following: $2.5 million was drawn on May 1, 2006, $2.5 million was drawn on June 30, 2006, $2.5 million was drawn on September 29, 2006, and another $2.5 million was drawn on December 22, 2006. The May 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.6% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed. The June 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.25% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed. The September 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.5% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed. The December 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.5% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed.

The Company had issued warrants to WTI in accordance with the terms of the agreement. The warrants were exercisable any time up to eight years after their issuance. On February 21, 2008, WTI elected to exercise all of the outstanding warrants. Pursuant to the terms of the warrants WTI elected to exercise the warrants on a net basis based upon the average closing price of the Company's common stock during the three days prior to such exercise. Based upon the closing prices of the Company's common stock on February 20, 2008, February 19, 2008 and February 15, 2008 the Company issued a total of 356,921 common shares on February 25, 2008 in full satisfaction of all outstanding warrants.

The fair value of these warrants, at the time of issuance, as calculated using the Black-Scholes model, was estimated at $495,000 and has been reflected as a reduction of the carrying amount of the note and is being accreted over the term of the note. The charges to interest expense for the years ended December 31, 2008, 2007 and 2006 were $95,000, $139,000 and $124,000, respectively.

Prior to completion of the IPO, the Company classified the warrants as a liability given the conditional redemption feature of the underlying preferred stock. The warrants were recorded at the fair value at each period reported. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model. The Company utilized the full term of the warrants as their expected life. The warrant's expected life ranged from less than one year to 7.5 years. The risk-free rate assumption ranges from 3.69% to 5.12%. Volatility of the Company's underlying preferred convertible stock was utilized which ranged from 55.5% to 72.1%. As a result, the Company recorded other expense of $4.9 million in 2007 and $0.8 million in 2006 due to the change in fair value of these warrants.

Under the terms of its debt agreement, the Company must comply with certain negative covenants that limit our ability to declare or pay dividends, incur additional indebtedness, incur liens, dispose of significant assets, make acquisitions or significantly change the nature of its business without the permission of the lender. For the periods ended December 31, 2008, 2007 and 2006, the Company was in compliance with all the covenants under its debt agreements.

The Company uses cash collateralized letters of credit issued by LaSalle Bank N.A. to secure certain facility leases and other obligations. At December 31, 2008 there was $440,000 of restricted cash used as collateral for $374,000 in letters of credit outstanding.

Long-term debt is summarized as follows:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Secured term loan, interest payable at 6.5%. Principal repaid in 36 equal installments commencing April 1, 2005. A final payment of 9.3% of the borrowed amount is required in March 2008	$ —	$ 249
Secured term loan, interest payable at 7.5%. Principal repaid in 36 equal installments commencing December 1, 2005. A final payment of 9.3% of the borrowed amount is required in November 2008	—	902
Secured term loan, interest payable at 9.0%. Principal repaid in 36 equal installments commencing August 1, 2006. A final payment of 9.6% of the borrowed amount is required in July 2009	536	1,395
Secured term loan, interest payable at 9.25%. Principal repaid in 36 equal installments commencing October 1, 2006. A final payment of 9.6% of the borrowed amount is required in September 2009	686	1,528
Secured term loan, interest payable at 9.5%. Principal repaid in 36 equal installments commencing January 1, 2007. A final payment of 9.6% of the borrowed amount is required in December 2009	906	1,729
Secured term loan, interest payable at 9.5%. Principal repaid in 36 equal installments commencing April 1, 2007. A final payment of 9.6% of the borrowed amount is required in March 2010	1,120	1,924
Less—discount on debt associated with the issuance of warrants	(52)	(147)
Total long-term debt	3,196	7,580
Less—current installments	(2,961)	(4,384)
Long-term debt—excluding current installments	$ 235	$ 3,196

Total principal repayments required for each of the next two years under all long-term debt agreements are summarized as follows (dollars in thousands):

	December 31, 2008
2009	$3,013
2010	235
Total	$3,248

6. 401(k) SAVINGS PLAN

The Company sponsors a 401(k) plan covering substantially all employees. The plan is a defined contribution savings plan in which employees may contribute up to 15% of their salary, subject to certain limitations. The Company may elect to make discretionary contributions into the Plan. The Company contributed $0.3 million and $0.1 million to this plan during the year ended December 31, 2008 and December 31, 2007, respectively. The Company did not contribute to the Plan during the year ended December 31, 2006.

7. PREFERRED STOCK

In November 2007, in connection with its IPO, the Company authorized 50,000,000 shares of preferred stock, par value $0.001 per share. The Board of Directors is authorized to issue shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the voting powers, preferences, of the shares of each such series. At December 31, 2008 and December 31, 2007, the Company did not have any preferred shares issued and outstanding.

8. COMMON STOCK

The Company's total authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share.

Voting—Each holder of common stock has one vote in respect to each share of stock held on record for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Dividends—Subject to the preferential rights of any outstanding preferred stock, the holders of shares of common stock are entitled to receive, when and if declared by the Board of Directors, out of assets of the Company which are by law available therefore, dividends payable either in cash, in property or in shares of capital stock.

Liquidation—In the event of any liquidation, dissolution or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of any outstanding preferred stock, holders of all common stock shares, including converted preferred stock, are entitled to receive all of the remaining assets of the Company of whatever kind available for distribution to shareholders ratably in proportion to the number of shares of common stock held by them respectively.

During 2008 the Company retired 16,500 of unvested restricted shares from two former employees.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases its facilities and certain equipment under operating leases which expire through May 2018. Rental expense for the years ended December 2008, 2007 and 2006 was $4.0 million, $3.2 million, $2.1 million, respectively.

The following table represents future lease payments under the operating leases having lease terms in excess of one year:

(Dollars in thousands)	December 31, 2008
2009	$ 4,287
2010	4,246
2011	3,873
2012	2,548
2013	2,288
Thereafter	4,840
Total	$22,082

Legal Proceedings—From time to time, the Company is a party to legal or regulatory proceedings arising in the normal course of its business. Aside from the matters discussed below, management does not believe that the Company is party to any pending legal action that could reasonably be expected to have a material adverse effect on its business or operating results.

Level 3. In February 2007, Level 3 notified the Company that it was terminating two contracts under which the Company delivered transit traffic to Level 3 in a number of states. That same month, the Company began filing regulatory proceedings in eight states, asserting that the Company had the legal right to remain directly connected to Level 3 in order to terminate transit traffic to Level 3 on behalf of its third party carrier customers. The Company also asserted in these proceedings that it had the right to terminate this traffic to Level 3 on non-discriminatory terms, including without the payment to Level 3 of a per minute of use or similar charge. During the proceedings, the Company continued to terminate traffic to Level 3 in these eight states. The traffic the Company terminated to Level 3 in these eight states which accounted for approximately 5.3% of its total traffic during the first six months of 2008. The Company also discontinued terminating traffic to Level 3 in certain other states.

On June 9, 2008, the Company entered into a settlement agreement with Level 3 pursuant to which the parties agreed to withdraw or dismiss, as appropriate, all of their pending disputes being heard before various regulatory bodies and courts. Concurrent with the execution of the settlement agreement, the Company entered into a direct connection agreement with Level 3 pursuant to which Level 3 will accept transit traffic from the Company.

Verizon Wireless. In July 2006, Verizon Wireless notified the Company that it wished to terminate its existing Master Service Agreement. In response to the notification, in August 2006, the Company filed a petition for interconnection with the FCC. On January 14, 2008, the Company entered into a Direct Connection Agreement under which the Company may terminate traffic to Verizon Wireless and the Company dismissed without prejudice the petition for interconnection the Company filed at the FCC.

Verizon. On November 17, 2008, the Company entered into a settlement agreement with Verizon pursuant to which the Company resolved a billing dispute. During the fourth quarter of 2008 the Company settled this dispute for $0.3 million, which approximates the amount which had been accrued by the Company previously.

Peerless Networks, LLC. On June 12, 2008, the Company commenced a patent infringement action against Peerless Networks, LLC and John Barnicle, in the United States District Court for the Northern District of Illinois to enforce U.S. Patent No. 7,123,708 (*Neutral Tandem, Inc. v Peerless Networks, LLC, Peerless Networks of Illinois, LLC and John Barnicle, 08 CV 3402)*. On July 28, 2008, the defendants filed a response to the Company's complaint denying liability and asserting various affirmative defenses and counterclaims. The defendants generally allege (i) that the Company's patent is invalid and unenforceable under a variety of theories, (ii) that assertion of the patent amounts to patent misuse and violation of certain monopolization laws, and (iii) that certain conduct surrounding the litigation gave rise to tortious interference and business disparagement claims and Lanham Act violations. On December 4, 2008, the United States District Court for the Northern District of Illinois granted the Company's motion to dismiss the claims alleging business disparagement and Lanham Act violations but denied the Company's motion to dismiss the claims related to the alleged violation of certain monopolization laws. The Company believes that the defendants' remaining allegations have no merit and intends to vigorously defend itself against these remaining counterclaims.

10. INVESTMENTS AND FAIR VALUE MEASUREMENTS

Investments

The following is a summary of investments as of December 31, 2008 and December 31, 2007 (in thousands):

	December 31, 2008			
	Amortized Cost	Gross Realized Gains	Gross Realized Losses	Estimated Fair Value
Money market	$106,867	$ —	$ —	$106,867
ARS—trading securities	$ 18,825	$ —	$(1,957)	$ 16,868
ARS rights	$ —	$1,376	$ —	$ 1,376

	December 31, 2007			
	Amortized Cost	Gross Realized Gains	Gross Realized Losses	Estimated Fair Value
Money market	$105,880	$ —	$ —	$105,880

The following is a summary of the carrying values and balance sheet classification as of December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
	(In thousands)	
Cash in banks	$ 3,547	$ 6,140
Money market	106,867	105,880
ARS—trading securities	16,868	—
ARS rights	1,376	—
Restricted cash	440	419
Total	$129,098	$112,439
Reported as:		
Cash and cash equivalents	$110,414	$112,020
Non-current other assets	18,244	—
Non-current restricted cash	440	419
Total	$129,098	$112,439

As of December 31, 2008, we had $106.9 million invested in one money market mutual fund of which $99.3 million is guaranteed under the U.S. Department of the Treasury's Temporary Guaranty Program.

At December 31, 2008, the Company held approximately $18.8 million (par value) of municipal note investments. These investments were valued at fair value as of December 31, 2008, and the Company recorded a loss of approximately $2.0 million as of December 31, 2008 related to investments in auction rate securities. The Company's auction rate securities had an auction reset feature whose underlying assets are generally student loans which are insured in part by the federal government under the Federal Family Education Loan Programs (FFELP). In February 2008, auctions began to fail for these securities and each auction since then has failed. The Company has since been able to liquidate $6.3 million of the securities at par value through issuer redemptions. Based on the overall failure rate of these auctions, the frequency of the failures, and the underlying maturities of the securities, which ranges from 23 years to 31 years, the Company has classified these investments as long-term assets on the balance sheet. The securities were valued using a discounted cash flow model that takes into consideration the following factors among others:

- The anticipated coupon rate for the securities
- a market-based discount rate
- an illiquidity premium
- an anticipated workout period, or the likely timeframe to redemption or liquidation in the open market

In the fourth quarter 2008, the Company entered into a settlement with UBS related to the ARS, pursuant to which the Company elected to participate in a rights offering that provides it with certain rights (ARS Rights) to sell $18.8 million (par value) of the ARS, back to UBS at par value, at any time during a two-year sale period beginning June 30, 2010. By electing to participate in the settlement and receive the ARS Rights, the Company granted UBS the right, exercisable at any time prior to June 30, 2010 or during the two-year sale period, to purchase or cause the sale of the Company's ARS. Because the ARS Rights provide the Company with the ability to limit the length of the workout period to 18 months, absent redemptions by the issuer or liquidation in the open market, it has value. The ARS Rights were valued by analyzing the value of the underlying ARS on a stand-alone basis compared to their value along with the ARS Rights. The additional value of the ARS with the ARS Rights over the calculated value of the ARS on a stand-alone basis represents the value of the ARS Rights, which the Company utilized the same factors as listed above in making this calculation.

The Company's ARS Rights are required to be recognized as a free-standing asset, separate from the Company's ARS. The Company elected to treat its ARS as trading securities and elected to measure the ARS Rights at fair value under SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (SFAS 159), which permits an entity to elect the fair value option for recognized financial assets, in order to match the changes in the fair value of the ARS. As such, the Company recorded a gain of $1.4 million related to the ARS Rights provided by the settlement and a gross unrealized loss of $2.0 million on the Company's ARS portfolio. The ARS Rights and the ARS reclassified from available-for-sale to trading securities are recorded in non-current other assets in the accompanying consolidated balance sheets as of December 31, 2008.

The Company may not to hold these securities until final maturity because of UBS's right to purchase and or right to sell the ARS. The ARS and the ARS Rights will be revalued to fair market value on a quarterly basis until the sale of these securities has been completed.

Fair Value Measurement

SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures its investments and marketable securities at fair value.

The majority of the Company's cash equivalents are classified within Level I of the fair value hierarchy because they are valued using quoted market prices. The types of instruments valued based on quoted market prices in active markets includes the Company's money market funds and certificate of deposits.

The types of instruments valued based on unobservable inputs in which there is little or no market data includes the Company's auction rate securities and ARS Rights. As a result of auction failures related to the auction rate securities during the year 2008, market inputs were not available as of December 31, 2008. A discounted cash flow model has therefore been used to determine the estimated fair value of the Company's investment in ARS as of December 31, 2008. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, discount rates and timing and amounts of cash flows, including assumptions about the expected holding periods of these securities. Such instruments are generally classified as Level III of the fair value hierarchy.

The Company's ARS Rights were valued by determining the value of the underlying auction rate securities on a stand-alone basis compared to their value along with the ARS Rights. The Company utilized the same factors that were used to value the auction rate securities.

Fair value hierarchy of the Company's marketable securities in connection with its adoption of SFAS No. 157:

	December 31, 2008			
	Level I	Level II	Level III	Total
		(In thousands)		
Investments:				
Money market funds	$106,867	$—	$ —	$106,867
ARS—Trading securities	—	—	16,868	16,868
Total investments	$106,867	$—	$16,868	$123,735
ARS Rights	—	—	1,376	1,376
Total assets measured at fair value	$106,867	$—	$18,244	$125,111

Gains and losses associated with Level III financial instruments were recorded in the Company's statement of operations as other expense. The realized loss associated with ARS-trading securities was approximately $2.0 million for the year ended December 31, 2008. The realized gain associated with the ARS Rights was approximately $1.4 million for the year ended December 31, 2008. The following table summarizes the change in balance sheet carrying value associated with Level III financial instruments carried at fair value during the year ended December 31, 2008 (in thousands):

	December 31, 2007	Payment, Purchases (Sales), Net	Transfers In (Out), Net	Gains (Losses)		December 31, 2008
				Realized	Unrealized	
ARS—Trading securities	$—	$18,825	$—	$(1,957)	$—	$16,868
ARS Rights	—	—	—	1,376	—	1,376
Total	$—	$18,825	$—	$ (581)	$—	$18,244

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of net operating loss carryforwards. Significant components of the Company's deferred income taxes are as follows:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Deferred income tax assets (liabilities)		
Current:		
State credit carry forward	$ 655	$ 626
Accrued direct costs	831	1,270
Accrued fees	127	91
Other deferred liabilities	(590)	(264)
Stock option compensation	1,462	514
Accrued other	(144)	5
Net current deferred income tax assets (liabilities)	2,341	2,242
Noncurrent:		
Depreciation	(6,022)	(2,567)
Accrued rent	478	468
State credit carry forward	662	—
Accrued other	235	4
Net noncurrent deferred income tax assets (liabilities)	(4,647)	(2,095)
Net deferred income tax assets (liabilities)	$(2,306)	$ 147

The components of the Company's income tax provision for the years ended December 31, 2008, 2007 and 2006 are as follows:

(Dollars in thousands)	December 31, 2008	2007	2006
Deferred provision	$ 2,453	$ 526	$ 1,506
Current provision			
Federal	9,365	5,181	98
State	976	497	76
Change in valuation allowance	—	—	(2,179)
	$12,794	$6,204	$ (499)

A reconciliation of the federal statutory rate to our effective tax rate is as follows:

	December 31, 2008	2007	2006
Statutory federal rate	35.0%	34.0%	34.0%
State income tax, net of federal benefit	1.9%	3.3%	(7.4)%
Change in fair value of warrants	— %	13.4%	6.7%
Tax exempt interest, benefit	(2.2)%	(1.4)%	— %
Other	0.1%	0.5%	0.4%
Change in valuation allowance	— %	— %	(45.6)%
Effective tax rate	34.8%	49.8%	(11.9)%

Income taxes were computed using an effective tax rate, which is subject to ongoing review and evaluation by the Company. The Company's estimated effective income tax rate was 34.8% for the year ended December 31, 2008, compared to 49.8% for the same period past year. The decrease in the tax rate was primarily due to non deductible expenses related to the change in fair value of warrants that were exercised in the first quarter. The Company's estimated effective income tax rate varies from the statutory federal income tax rate of 35% primarily due to the impact of state income taxes, Illinois EDGE credit tax benefit, and tax exempt municipal interest.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and local jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state or local examinations for years before 2005. The IRS commenced an examination of the federal income tax return the Company filed for the year 2005 and completed the examination during the second quarter. The IRS had no proposed adjustments for the Company's 2005 income tax return. At December 31, 2007 and December 31, 2008, the Company did not have any income tax liability under FIN 48, Accounting for Uncertainty in Income Taxes.

The Company's State income tax credit carry forward, primarily the Illinois EDGE credit, can be carried forward 5 years and will begin to expire in 2009. The company has not recorded a valuation allowance against the credit as the Company believes it is more likely then not that future taxable income will be sufficient to realize the full benefit of the credit.

Shareholders' equity at December 31, 2008 reflects excess tax benefits related to the exercise of stock options during 2008 of approximately $7.6 million.

12. STOCK OPTIONS

The Company established the 2003 Stock Option and Stock Incentive Plan (2003 Plan), which provides for issuance of up to 1,600,000 options and restricted stock to eligible employees, officers, and independent contractors of the Company. The Company authorized an additional 700,000, 350,000 and 2,000,000 options and restricted stock under the 2003 Plan in February 2006, May 2006 and July 2006, respectively. Prior to completing its IPO, the Company adopted the Neutral Tandem, Inc. 2007 Long-Term Equity Incentive Plan discussed below and ceased awarding equity grants under the 2003 Plan. As of December 31, 2008, the Company had granted a total of 2,045,446 options that remained outstanding under the 2003 Plan.

In October 2007, the Company approved the adoption of the Neutral Tandem, Inc. 2007 Equity Incentive Plan (2007 Plan). The 2007 Plan provides for grants of incentive or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards or any combination of the foregoing to directors, officers, employees and other individuals performing services for, or to whom an offer of employment has been extended, by the Company or its subsidiaries. The Company has reserved a total of 2,873,613 shares of common stock for issuance pursuant to the 2007 Plan. Unless terminated sooner, the 2007 Plan will terminate automatically on November 2, 2017. At December 31, 2008, the Company had granted a total of 1,558,000 options that remained outstanding under the 2007 Plan. During 2008, the Company cancelled 6,500 options related to the 2007 Plan. Option awards for 1,322,113 shares, representing approximately 4.1% of the Company's outstanding common stock as of December 31, 2008, remained available for additional grants under the 2007 Plan.

The Company currently records stock-based compensation expense in connection with any grant of options to its employees and independent contractors. The Company records stock-based compensation expense associated with its stock options in accordance with SFAS No. 123(R), which requires it to calculate the expense associated with its stock options by determining the fair value of the options.

The fair value of stock options is determined using the Black-Scholes valuation model, which takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. At December 31, 2008, the Company did not estimate any forfeitures as it has not had any material forfeitures and does not anticipate material forfeitures in the near future. Actual results, and future changes in estimates, may differ substantially from current estimates.

All options granted under the 2003 Plan and the 2007 Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table shows the exercise price of one share of the Company's common stock on each stock option grant date during the years ended December 31, 2007 and the December 31, 2008:

Grant Date	Number of Stock Options Issued	Weighted average Exercise Price of One Share of Common Stock
First Quarter 2007	—	$ 4.09
Second Quarter 2007	131,650	$ 4.14
Third Quarter 2007	77,950	$ 8.26
Fourth Quarter 2007	18,000	$19.30
First Quarter 2008	9,000	$19.11
Second Quarter 2008	1,360,000	$17.91
Third Quarter 2008	109,000	$18.23
Fourth Quarter 2008	62,000	$16.87
Total	1,767,600	

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option-pricing model for the years ended December 31, 2008, 2007 and 2006 with the following assumptions:

	December 31, 2008	December 31, 2007	December 31, 2006
Expected life	6.3 – 6.5 years	7.7 – 10.0 years	10 years
Risk-free interest rate range	2.4% – 3.8%	3.8% – 4.9%	4.7% – 5.1%
Expected dividends	—	—	—
Volatility	41.9% – 50.8%	39.6% – 40.1%	34.4% – 41.6%

The Company utilizes the simple average volatility of three telecommunication companies that share similar business characteristics. The simple average volatility of the three companies selected range from 34.4% at the beginning of 2006 to 50.8% at December 31, 2008. The Company calculated the volatility of its own stock for the period between November 2, 2007 and December 31, 2008 and found that it is not materially different than the results of the three company average. The Company will continue to calculate its own volatility. Once sufficient historical data is available, the Company will apply its own volatility.

Commencing in November 2007, the Company elected to use the simplified method to estimate the expected term for valuation of stock options as permitted by Securities and Exchange Commission (SEC) Staff Accounting Bulletin 107 (SAB 107) due to the unknown effect on option holder behavior of the increased liquidity of the underlying options following the Company's IPO. In December 2007, the SEC released Staff Accounting Bulletin No. 110 (SAB 110). SAB 110 amends SAB 107 to allow for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of "plain vanilla" stock options accounted for under SFAS 123(R). As a result, the Company used the simplified method in 2008. The Company will continue to utilize the simplified method until it has sufficient historical data to estimate the expected term.

The weighted-average fair value of options granted, as determined by using the Black-Scholes valuation model, during the period was \$8.48, \$3.88 and \$1.30 for the years ended December 31, 2008, 2007 and 2006, respectively. The total grant date fair value of options that vested during years ended December 31, 2008, 2007 and 2006 was approximately \$1.0 million, \$1.0 million and \$0.1 million, respectively.

The following summarizes activity under the Company's stock option plan:

	Shares (000)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (\$000)	Weighted-Average Remaining Term (yrs)
Options outstanding—December 31, 2006	3,392	\$ 1.53		
Granted	228	6.75		
Exercised	(265)	0.34		
Cancelled	(27)	2.26		
Options outstanding—December 31, 2007	3,328	\$ 1.98		
Granted	1,540	17.90		
Exercised	(1,184)	1.06		
Cancelled	(81)	4.13		
Options outstanding—December 31, 2008	3,603	\$ 9.03	\$33,476	8.2
Vested or expected to vest-December 31, 2008	3,603	\$ 9.03	\$33,476	8.2
Exercisable-December 31, 2008	1,012	\$ 2.08	\$16,428	7.1

The unrecognized compensation cost associated with options outstanding at December 31, 2008 and 2007 is \$12.5 million and \$2.7 million, respectively. The weighted average remaining term that the compensation will be recorded is 2.8 years for both December 31, 2008 and 2007.

13. SEGMENT AND GEOGRAPHIC INFORMATION

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company's chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis. The Company operates in one industry segment, which is to provide tandem interconnection services to competitive carriers, including wireless, wireline, cable and broadband telephony providers. Therefore, the Company has concluded that it has only one operating segment. Although the Company services different customer groups, it does not maintain separate product lines. All of the Company's revenues are generated within the United States.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2008 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
Revenue	$26,226	$28,578	$31,154	$34,944
Operating Expense:				
Network and facilities expense (excluding depreciation and amortization)	9,110	9,386	11,215	10,616
Operations	4,072	4,125	4,288	4,444
Sales and marketing	544	451	466	479
General and administrative	3,018	3,194	2,801	3,091
Depreciation and amortization	3,263	2,823	3,561	4,376
Impairment of fixed assets	—	195	—	—
Loss (gain) on disposal of fixed assets	—	—	—	(11)
Total operating expense	20,007	20,174	22,331	22,995
Income from operations	6,219	8,404	8,823	11,949
Other (income) expense				
Interest expense	299	250	208	167
Interest income	(898)	(799)	(870)	(907)
Other expense (4)	550	—	—	581
Total other (income) expense	(49)	(549)	(662)	(159)
Income before income taxes	6,268	8,953	9,485	12,108
Provision for income taxes	2,245	3,309	3,321	3,919
Net income	$ 4,023	$ 5,644	$ 6,164	$ 8,189
Earnings per common share-basic (1)	$ 0.13	$ 0.18	$ 0.19	$ 0.25
Earnings per common share-diluted (1)	$ 0.12	$ 0.17	$ 0.19	$ 0.25
Weighted average number of shares outstanding-basic:	31,094	31,771	32,009	32,277
Weighted average number of shares outstanding-diluted:	33,163	33,210	33,312	33,379

	2007 Quarter Ended			
	March 31,	June 30,	September 30,	December 31, (3)
	(In thousands, except per share amounts)			
Revenue	$17,616	$20,507	$22,617	$24,815
Operating Expense:				
Network and facilities expense (excluding depreciation and amortization)	6,320	6,898	8,199	8,746
Operations	3,711	4,669	3,354	3,802
Sales and marketing	438	405	392	535
General and administrative	1,552	2,354	3,467	2,053
Depreciation and amortization	2,749	2,222	2,795	3,310
Impairment of fixed assets	—	—	—	—
Loss (gain) on disposal of fixed assets	(19)	(142)	23	(6)
Total operating expense	14,751	16,406	18,230	18,440
Income from operations	2,865	4,101	4,387	6,375
Other (income) expense				
Interest expense	484	439	395	350
Interest income	(207)	(210)	(222)	(682)
Change in fair value of warrants (2)	(10)	1,641	681	2,607
Total other expense	267	1,870	854	2,275
Income before income taxes	2,598	2,231	3,533	4,100
Provision for income taxes	923	1,427	1,561	2,293
Net income	$ 1,675	$ 804	$ 1,972	$ 1,807
Earnings per common share-basic (1)	$ 0.31	$ 0.15	$ 0.37	$ 0.09
Earnings per common share-diluted (1)	$ 0.07	$ 0.03	$ 0.08	$ 0.06
Weighted average number of shares outstanding-basic:	5,319	5,319	5,320	20,907
Weighted average number of shares outstanding-diluted:	24,425	24,455	25,024	30,416

The Company's operating results may fluctuate due to a variety of factors, many of which are outside of the Company's control. As a result, comparing the Company's operating results on a period-to-period basis may not be meaningful. You should not rely on the Company's past results as an indication of its future performance.

Revenue has increased sequentially in each of the quarters presented due to increases in the number of minutes billed to new and existing customers. In the second quarter of 2008, the Company recorded $0.2 million of impairment of fixed assets for switch equipment at its Michigan and Ohio locations, see footnote 2—Long-lived assets.

(1) The sum of the four quarters is not necessarily the same as the total for the year.
(2) With respect to periods ending prior to completion of the IPO, the Company has classified the warrants as a liability given the conditional redemption feature of the underlying preferred stock. The warrants were recorded at the fair value at each period reported. No warrants had been exercised at December 31, 2007.
(3) In November 2007, the Company completed its initial public offering of common stock in which it sold 7,247,489 shares of its common stock, including 997,489 shares sold pursuant to the underwriter's full exercise of their over-allotment option, at an issue price of $14.00 per share. The Company raised a total of $101.5 million in gross proceeds from its IPO, or $91.3 million in net proceeds after deducting underwriting discounts and commissions of $7.1 million and other offering costs of $3.1 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into 18 million shares of common stock.
(4) See our discussion of other expense found within Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, or the Act), have concluded that, as of the end of the fiscal year covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to management and our Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in *Internal Control—Integrated Framework* . Based on its assessment, management believes that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. This report appears below.

(c) Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Neutral Tandem, Inc.
Chicago, Illinois:

We have audited the internal control over financial reporting of Neutral Tandem, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Controls*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated March 13, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Chicago, Illinois
March 13, 2009

(d) Changes in Internal Control over Financial Reporting

There were no changes in our "internal control over financial reporting" (as defined in Rule 13a-15(f) promulgated under the Act) identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Act that occurred during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to Neutral Tandem's directors and executive officers is incorporated by reference to the information set forth in Neutral Tandem's proxy statement for the 2009 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of Neutral Tandem's fiscal year ended December 31, 2008. For information pertaining to executive officers and directors of Neutral Tandem, refer to the "Management" section of Part 1, Item 1 of this annual report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this item is incorporated herein by reference to Neutral Tandem's definitive proxy statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to the security ownership of any person that we know to beneficially own more than 5% of Neutral Tandem's common stock and by each Neutral Tandem director, each Neutral Tandem named executive officer, and all directors and executive officers as a group, can be found in Neutral Tandem's definitive proxy statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

Information relating to securities authorized under our equity compensation plans as of December 31, 2008 is set forth in Footnote 12 to the audited financial statements included in this Annual Report on Form 10-K. Each plan reflected therein was approved by our security holders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this item is incorporated herein by reference to Neutral Tandem's definitive proxy statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information responsive to this item is incorporated herein by reference to Neutral Tandem's definitive proxy statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this annual report on Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) *Consolidated Financial Statements*

This Annual Report on Form 10-K contains the following financial statements which appear under Part II, Item 8 of this Form 10-K on the pages noted below:

(a)(2) *Financial Statement Schedules*

Schedule II: Valuation and Qualifying Accounts

	Beginning Balance	Additions Charged to Operations	Write-offs	Ending Balance
		(In thousands)		
Trade receivable allowances for the year ended:				
December 31, 2006	$ 59	$(59)	—	$—
December 31, 2007	$—	$ 77	(77)	—
December 31, 2008	$—	$ 8	$ (8)	—

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

(a)(3) *Exhibits.*

See Index to Exhibits. The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this annual report on Form 10-K.

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Neutral Tandem, Inc. (1)
3.2	Amended and Restated Bylaws of Neutral Tandem, Inc. (1)
4.1	Specimen certificate evidencing shares of common stock (1)
4.2	Voting Agreement, dated November 19, 2004, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski and Jeffrey C. Wells (1)

Exhibit Number	Description of Exhibit
4.3	Second Amended and Restated Stockholders Agreement dated as of February 2, 2006, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II-A, L.P, Montagu Newhall Global Partners II, L.P, Montagu Newhall Global Partners II-B, L.P, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Bob Hawk, Edward M. Greenberg, Joseph Onstott, Elizabeth Ann Petty, Ronald W. Gavillet, Robert M. Junkroski, Joseph Tighe, John Barnicle, Doreen Kluber, C. Ann Brown, Louise D'Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, David Weisman, Robert C. Atkinson, Lawrence M. Ingeneri, Irrevocable Trust for Katherine Vance Hynes, Jon Clopton, Jack W. Swenson, Eric Carlson, Christopher F. Swenson, Alexander P. & Heather B. Doll Family Trust, Dave Redmon, Dixon & Sarah Doll Jr. Family Trust, Kathleen Starr, Andrew J. Doll, Michael E. Hawk, Jeffrey C. Wells, Jonathan B. Junkroski Trust, Sharon van Alstine, Jeffrey H. Hartzell, Julia K. Junkroski Trust, Stephanie G. Hawk, Janice Hewitt, Christopher G. Hawk, David Lopez, David Tatak, R. Casey Hawk, The Dixon and Carol Doll Family Trust, Ralph Valente, Charles and Janine Junkroski, as joint tenants, Irrevocable Trust for Alanna Marie Hynes, and Richard Anderson (1)
4.4	First Amendment to Second Amended and Restated Stockholders Agreement dated as of October 31, 2006, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II-A, L.P, Montagu Newhall Global Partners II, L.P, Montagu Newhall Global Partners II-B, L.P, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Bob Hawk, Edward M. Greenberg, David Weisman, Doreen Kluber, C. Ann Brown, Louise D'Amato, Bill Capraro, Joseph Onstott, Elizabeth Ann Petty, Ronald W. Gavillet, Robert M. Junkroski, Joseph Tighe, John Barnicle, Doreen Kluber, C. Ann Brown, Louise D'Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, David Weisman, Robert C. Atkinson, Lawrence M. Ingeneri, Irrevocable Trust for Katherine Vance Hynes, Gavillet Grantor Annuity Trust, Swenson Grantor Annuity Trust, Jon Clopton, Jack W. Swenson, Eric Carlson, Christopher F. Swenson, Alexander P. & Heather B. Doll Family Trust, Dave Redmon, Dixon & Sarah Doll Jr. Family Trust, Kathleen Starr, Andrew J. Doll, Michael E. Hawk, Jeffrey C. Wells, Jonathan B. Junkroski Trust, Sharon van Alstine, Jeffrey H. Hartzell, Julia K. Junkroski Trust, Stephanie G. Hawk, Janice Hewitt, Christopher G. Hawk, David Lopez, David Tatak, R. Casey Hawk, The Dixon and Carol Doll Family Trust, Ralph Valente, Charles and Janine Junkroski, as joint tenants, Irrevocable Trust for Alanna Marie Hynes, Richard Anderson, Everett Mark Virdin, Jorge Pizano, Thomas Carter, John Leland and David Wojcik (1)
4.5	Second Amended and Restated Registration Rights Agreement, dated February 2, 2006, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Robert M. Junkroski, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert C. Hawk, Edward M. Greenberg, Karen L. Linsley, Paul Oakley, Paul W. Chisholm, Joseph Tighe, John Barnicle, Ronald W. Gavillet, Lawrence M. Ingeneri; Christopher Swenson, Jeffrey C. Wells, Jeffrey Hartzell, Janice Hewitt, David Lopez, The Dixon and Carol Doll Family Trust, Irrevocable Trust for Alanna Marie Hynes, Irrevocable Trust for Katherine Vance Hynes, Alexander P. & Heather B. Doll Family Trust, Dixon & Sarah Doll Jr. Family Trust, Andrew J. Doll, Jonathan B. Junkroski Trust, Julia K. Junkroski Trust, David Tatak, Ralph Valente, Richard Anderson, Jon Clopton, Eric Carlson, Dave Redmon and Kathleen Starr (1)

Exhibit Number	Description of Exhibit
4.6	Option Agreement, dated November 26, 2003 by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Robert C. Hawk, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt, David Lopez and the Dixon and Carol Doll Family Trust (1)
4.7	Warrant, dated May 28, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC (1)
4.8	Warrant, dated December 20, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC (1)
4.9	Warrant, dated April 29, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC (1)
4.10	Warrant dated December 20, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC (1)
4.11	Supplement to Warrant dated January 18, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC (1)
4.12	Supplement to Warrant dated January 18, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC (1)
10.1	Employment Agreement dated February 6, 2006, by and between Rian Wren and Neutral Tandem, Inc. (1)
10.2	Employment Agreement dated May 9, 2006, by and between Robert Junkroski and Neutral Tandem, Inc. (1)
10.3	Employment Agreement dated May 9, 2006, by and between Ronald Gavillet and Neutral Tandem, Inc. (1)
10.4	Employment Agreement dated May 9, 2006, by and between Surendra Saboo and Neutral Tandem, Inc. (1)
10.5	Employment Agreement dated November 3, 2006 by and between David Lopez and Neutral Tandem, Inc. (1)
10.6	Form of Indemnification Agreement (1)
10.7	Form of Proprietary Information and Inventions Agreement (1)
10.8	Stock Purchase Agreement dated as of November 26, 2003, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003 Limited Partnership and Bob Hawk (1)
10.9	Stock Purchase Agreement dated as of November 19, 2004, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Three Shores Partners, LLC, Mesirow Capital Partners VIII, L.P., James P. Hynes, Bob Hawk, Robert C. Atkinson, David Weisman, Ed Greenberg, Elizabeth Ann Petty, Doreen Kluber, Louise D'Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe, Joseph Onstott, Robert M. Junkroski, Ronald W. Gavillet and John Barnicle (1)
10.10	First Amendment to Stock Purchase Agreement dated as of November 19, 2004 by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., Three Shores Partners, LLC, New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership and James P. Hynes (1)

Exhibit Number	Description of Exhibit
10.11	Second Amendment to Stock Purchase Agreement dated as of June 17, 2005 by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership and James P. Hynes (1)
10.12	Stock Purchase Agreement, dated as of February 2, 2006, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, Bob Hawk, Edward M. Greenberg, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe and John Barnicle (1)
10.13	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc. and DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P. (1)
10.14	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc. and New Enterprise Associates 10, Limited Partnership (1)
10.15	Observation Rights Agreement dated as of November 19, 2004 between Neutral Tandem, Inc. and Mesirow Capital Partners VIII, L.P. (1)
10.16	Observation Rights Agreement dated as of February 2, 2006 between Neutral Tandem, Inc. and Montagu Newhall Global Partners II, L.P. (1)
10.17	Observation Rights Agreement dated as of February 2, 2006 among Neutral Tandem, Inc. and Wasatch Small Capital Growth Fund, Wasatach Ultra Growth Fund and Wasatach Global Science & Technology Fund (1)
10.18	Restricted Stock Agreement, dated November 8, 2004, by and between Neutral Tandem, Inc. and David Lopez (1)
10.19	Restricted Stock Agreement, dated October 2006, by and between Neutral Tandem, Inc. and Dixon Doll (1)
10.20	Neutral Tandem, Inc. 2007 Long Term Equity Incentive Plan (1)
10.21	Amendment to Interconnection Agreements dated August 1, 2006 by and between certain Verizon and AT&T parties named therein (1)
10.22	Standard Purchase and License Terms, dated January 10, 2005, between Sonus Networks, Inc. and Neutral Tandem, Inc. (1)
10.23	Standard Purchase and License Terms, dated May 25, 2005, between Sonus Networks, Inc. and Neutral Tandem, Inc. (1)
10.24	Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc. (1)
10.25	Supplement to the Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Lending and Leasing IV, Inc. (1)
10.26	Supplement No. 2, dated December 20, 2004, to the Loan and Security Agreement dated as of May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc. (1)
10.27	Intellectual Property Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc. (1)
10.28	Lease Agreement dated May 1, 1999 between 717 South Wells, L.L.C. and Neutral Tandem, Inc., as assignee (1)

Exhibit Number	Description of Exhibit
10.29	Lease, dated October 20, 2003, by and between 717 South Wells, L.L.C. and Neutral Tandem, Inc. (1)
10.30	Lease, dated May 10, 2004, by and between 75 Broad, LLC and Neutral Tandem, Inc. (1)
10.31	Assignment and Assumption Agreement, dated June 1, 2005 by and between Switch and Data Five LLC f/k/a Layer One Chicago, LLC and Neutral Tandem, Inc. (1)
10.32	Form of Customer Agreement (1)
10.33	Neutral Tandem, Inc. 2003 Stock Incentive Plan (1)
10.34	Amendment No. 1 to Neutral Tandem, Inc. 2003 Stock Incentive Plan (1)
10.35	Amendment No. 2 Neutral Tandem, Inc. 2003 Stock Incentive Plan (1)
10.36	Amendment No. 3 Neutral Tandem, Inc. 2003 Stock Incentive Plan (1)
10.37	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and James P. Hynes (1)
10.38	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and Ronald W. Gavillet (1)
10.39	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated March 1, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet (1)
10.40	Amendment No. 2 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet (1)
10.41	Restricted Stock Agreement, dated October 28, 2003, by and between Neutral Tandem, Inc. and Robert M. Junkroski (1)
10.42	Amendment No. 1 to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski (1)
10.43	Restricted Stock Agreement, dated as of June 30, 2004, by and between Neutral Tandem, Inc. and Bob Hawk (1)
10.44	Restricted Stock Agreement dated as of November 8, 2004, by and between Neutral Tandem, Inc. and James P. Hynes (1)
10.45	Amended and Restated Restricted Stock Agreement dated as of December 14, 2004, by and between James P. Hynes and Neutral Tandem, Inc. (1)
10.46	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and James P. Hynes (1)
10.47	Restricted Stock Agreement dated as of November 8, 2004 by and between Robert M. Junkroski and Neutral Tandem, Inc. (1)
10.48	Amended and Restated Restricted Stock Agreement, dated December 14, 2004, by and between Neutral Tandem, Inc. and Robert M. Junkroski (1)
10.49	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski (1)
10.50	Restricted Stock Agreement, dated November 10, 2003, by and between Neutral Tandem, Inc. and David Lopez (1)
10.51	Amendment No. 1 to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and David Lopez (1)

Exhibit Number	Description of Exhibit
10.52	Interconnection Agreement, dated July 1, 2004, between Sprint Spectrum, L.P., d/b/a Spring PCS and Neutral Tandem, Inc. (1)
10.53	First Amendment to Interconnection Agreement, dated July 1, 2007, between Sprint Spectrum, L.P., d/b/a Sprint PCS and Neutral Tandem, Inc. (1)
10.54	Addendum to Standard Purchase and License Terms, dated August 17, 2006, between Neutral Tandem, Inc. and Sonus Networks, Inc. (1)
10.55	Addendum No. 2 to Standard Purchase and License Terms, dated August 17, 2006, between Neutral Tandem, Inc. and Sonus Networks, Inc. (1)
10.56	Addendum to Standard Purchase and License Terms, dated August 27, 2007, between Neutral Tandem, Inc. and Sonus Networks, Inc. (1)
10.57	Master Service Agreement, dated April 23, 2004, between Neutral Tandem, Inc. and T-Mobile USA, Inc. (1)
10.58	Amendment to Employment Agreement dated January 21, 2008 between Rian Wren and Neutral Tandem, Inc. (2)
10.59	Amendment to Employment Agreement dated January 21, 2008 between Surendra Saboo and Neutral Tandem, Inc. (2)
10.60	Amendment to Employment Agreement dated January 21, 2008 between Robert Junkroski and Neutral Tandem, Inc. (2)
10.61	Amendment to Employment Agreement dated January 21, 2008 between the Ronald Gavillet and Neutral Tandem, Inc. (2)
10.62	Form of non-director and executive officer option award agreement under the 2007 Long Term Equity Incentive Plan (5)
10.63	Form of restricted stock award agreement under the 2007 Long Term Equity Incentive Plan (5)
10.64	Joinder Agreement dated March 13, 2008 between Neutral Tandem, Inc. and Rian J. Wren (3)
10.65	Joinder Agreement dated March 13, 2008 between Neutral Tandem, Inc. and Surendra Saboo (3)
10.66	Second Amendment to Employment Agreement dated November 21, 2008 between Rian Wren and Neutral Tandem, Inc. (4)
10.67	Second Amendment to the Employment Agreement dated November 21, 2008 between Surendra Saboo and Neutral Tandem, Inc. (4)
10.68	Second Amendment to the Employment Agreement dated November 21, 2008 between Robert Junkroski and Neutral Tandem, Inc. (4)
10.69	Amendment to Employment Agreement dated January 21, 2008 between David Lopez and Neutral Tandem, Inc. (4)
10.70	Form of director and executive officer option award agreement under the 2007 Long Term Equity Incentive Plan *
10.71	Employment Agreement dated February 5, 2008 between Richard Monto and Neutral Tandem, Inc. *
10.72	Amendment to Employment Agreement dated November 21, 2008 between Richard Monto and Neutral Tandem, Inc. *
10.73	UBS Financial Services Inc. Acceptance Letter Relating to Auction Rate Securities dated November 14, 2008 *

Exhibit Number	Description of Exhibit
10.74	Neutral Tandem, Inc. Amended and Restated 2007 Long Term Equity Incentive Plan*
21.1	Subsidiaries of the Registrant *
23.1	Consent of Deloitte & Touche LLP *
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

* Filed herewith

(1) Filed as an exhibit to Registration Statement on Form S-1 (File No. 333-140127) and incorporated herein by reference.

(2) Filed as an exhibit to the Registrant's Form 8-K filed on January 22, 2008 and incorporated herein by reference.

(3) Filed as an exhibit to the Registrant's Form 8-K filed on March 13, 2008 and incorporated herein by reference.

(4) Filed as an exhibit to the Registrant's Form 8-K filed on November 24, 2008 and incorporated herein by reference.

(5) Filed as an exhibit to the Registrant's Form 10-K filed on March 5, 2008 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 13, 2009.

NEUTRAL TANDEM, INC.

By: /s/ RIAN WREN
Rian Wren, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated below on March 13, 2009.

Signature	Title
/s/ RIAN J. WREN **Rian J. Wren**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ ROBERT M. JUNKROSKI **Robert M. Junkroski**	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES P. HYNES **James P. Hynes**	Director, Chairman
/s/ DIXON R. DOLL **Dixon R. Doll**	Director
/s/ PETER J. BARRIS **Peter J. Barris**	Director
/s/ ROBERT C. HAWK **Robert C. Hawk**	Director
/s/ LAWRENCE M. INGENERI **Lawrence M. Ingeneri**	Director
/s/ EDWARD EVANS **Edward Evans**	Director

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rian Wren, certify that:

1. I have reviewed this annual report on Form 10-K of Neutral Tandem, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 13, 2009

By: /s/ RIAN WREN

Rian Wren
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Junkroski, certify that:

1. I have reviewed this annual report on Form 10-K of Neutral Tandem, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 13, 2009

By: /s/ ROBERT JUNKROSKI

Robert Junkroski
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

NEUTRAL TANDEM, INC.
Written Statement of Chief Executive Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Rian Wren, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that, to my knowledge on the date hereof:

(a) the Annual Report on Form 10-K of Neutral Tandem, Inc. for the year ended December 31, 2008 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Neutral Tandem, Inc.

Date: March 13, 2009

/s/ RIAN WREN

Rian Wren
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Neutral Tandem, Inc. and will be retained by Neutral Tandem, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification is being furnished solely pursuant to 18 U.S.C.§1350 and is not being filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

EXHIBIT 32.2

NEUTRAL TANDEM, INC.
Written Statement of Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Robert Junkroski, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended, that, to my knowledge on the date hereof:

(a) that the Annual Report on Form 10-K of Neutral Tandem, Inc. for the year ended December 31, 2008 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Neutral Tandem, Inc.

Date: March 13, 2009

/s/ ROBERT JUNKROSKI

Robert Junkroski
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to Neutral Tandem, Inc. and will be retained by Neutral Tandem, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification is being furnished solely pursuant to 18 U.S.C.§1350 and is not being filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

Shareholder Information

BOARD OF DIRECTORS:

JIM HYNES
Chairman

DIXON DOLL
Director

PETER BARRIS
Director

BOB HAWK
Director

LARRY INGENERI
Director

G. EDWARD EVANS
Director

RIAN WREN
President and Chief Executive Officer

EXECUTIVE OFFICERS:

RIAN WREN
President and Chief Executive Officer

ROBERT JUNKROSKI
Chief Financial Officer

SURENDRA SABOO
Chief Operating Officer and
Executive Vice president

DAVID A. LOPEZ
Senior Vice President of Sales

RICHARD MONTO
Secretary and General Counsel

CORPORATE HEADQUARTERS:

One South Wacker Drive, Suite 200
Chicago, IL 60606
Telephone: (312) 384-8000
Facsimile: (312) 346-3276

INDEPENDENT AUDITORS:

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
(312) 486-1000
www.deloitte.com

TRANSFER AGENT:

COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940-3078
(800) 662-7232
www.computershare.com/contactus

INVESTOR RELATIONS:

NEUTRAL TANDEM, INC.
Attn: Investor Relations
One South Wacker Drive, Suite 200
Chicago, IL 60606
(866) 268-4744
investorrelations@neutraltandem.com

COMMON STOCK:

Stock Symbol: TNDM
Listed: NASDAQ

ANNUAL MEETING OF SHAREHOLDERS:

May 28, 2009
Chicago, IL USA

WEB SITE

www.neutraltandem.com

Safe Harbor Provisions Regarding Forward Looking Statements. This annual report contains certain forward looking statements within the meaning of federal securities laws that relate to our business. The forward-looking statements are based on current expectations and are subject to substantial risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. All forward looking statements should be evaluated with an understanding of their inherent uncertainty. A description of certain of those risks and uncertainties accompanying these forward-looking statements and our policy concerning these statements can be found in our Annual Report on 10-K filed with the Securities and Exchange Commission and enclosed with this report. Neutral Tandem undertakes no obligation to update any forward-looking statement.

NEUTRAL
TANDEM™

One South Wacker Drive, Suite 200
Chicago, Illinois 60606

April 23, 2009

To our Stockholders:

We are pleased to invite you to attend the annual meeting of stockholders of Neutral Tandem, Inc. ("Neutral Tandem") to be held on May 28, 2009, at 8:00 a.m. central time in the Michigan II Room at UBS Tower located at One North Wacker Drive, Chicago, Illinois 60606.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying notice of annual meeting of stockholders and proxy statement. The notice of annual meeting of stockholders, proxy statement and proxy are being mailed to stockholders on or about April 24, 2009.

Your vote is important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible by following the instructions on the enclosed proxy card or voting instruction card. Voting by written proxy will ensure your representation at the annual meeting regardless of whether you attend in person.

Thank you for your ongoing support of and continued interest in Neutral Tandem.

Sincerely,

Rian J. Wren
Chief Executive Officer and President

NEUTRAL
TANDEM™

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders of Neutral Tandem, Inc. ("Neutral Tandem" or the "Company") will be held on May 28, 2009, at 8:00 a.m. central time in the Michigan II Room at UBS Tower located at One North Wacker Drive, Chicago, Illinois 60606:

1. To elect seven directors to the Board of Directors;
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2009; and
3. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof. Our Board of Directors recommends you vote "FOR" the election of directors and "FOR" the appointment of Deloitte & Touche LLP as our independent registered public accounting firm.

Stockholders of record at the close of business on April 15, 2009 are entitled to notice of and to vote at the annual meeting and any adjournment or postponement thereof.

Whether or not you expect to be present at the meeting, please vote your shares by following the instructions on the enclosed proxy card or voting instruction card. If your shares are held in the name of a bank, broker or other record holder, telephone or Internet voting may be available to you only if offered by them. Their procedures should be described on the voting form they send to you. Any person voting by proxy has the power to revoke it at any time prior to its exercise at the meeting in accordance with the procedures described in the accompanying proxy statement.

IF YOU PLAN TO ATTEND:

Please note that space limitations make it necessary to limit attendance to stockholders. Registration will begin at 7:30 a.m. central time on May 28, 2009. Each stockholder may be asked to present valid picture identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

This proxy statement and our related 2008 Annual Report on Form 10-K are available for viewing, printing and downloading at the Investor Relations section of Neutral Tandem's website at www.neutraltandem.com.

By Order of the Board of Directors,

Richard L. Monto, General Counsel and Corporate Secretary
Chicago, Illinois
April 23, 2009

2009 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Proxy Materials

Why am I receiving this proxy statement?

Neutral Tandem is soliciting proxies for its 2009 annual meeting of stockholders. You are receiving a proxy statement because you owned shares of Neutral Tandem common stock on April 15, 2009, the record date, and that entitles you to vote at the meeting. By use of a proxy, you can vote whether or not you attend the meeting. This proxy statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, Neutral Tandem's Board of Directors (the "Board of Directors" or the "Board") and Board committees, the compensation of directors and executive officers for 2008 and other required information.

Will I receive a copy of Neutral Tandem's annual report?

A copy of our 2008 Annual Report on Form 10-K and a letter from Rian Wren, our Chief Executive Officer, are enclosed.

Stockholders may request another free copy of our Annual Report on Form 10-K for the year ended December 31, 2008 from:

Neutral Tandem, Inc.
Attn: Chief Financial Officer
One South Wacker Drive, Suite 200
Chicago, Illinois 60606
(312) 384-8000

Alternatively, stockholders can access our 2008 Annual Report on Form 10-K and other financial information in the Investor Relations section of our website at www.neutraltandem.com. Neutral Tandem will also furnish any exhibit to the 2008 Annual Report on Form 10-K if specifically requested.

Voting Information

What will I be voting on?

- Election of directors (see page 5).
- Ratification of the independent registered public accounting firm (see page 7).

How does the Board of Directors recommend that I vote?

Neutral Tandem's Board recommends that you vote your shares "FOR" each of the nominees to the Board and "FOR" the ratification of our independent registered public accounting firm for the 2009 year.

How do I vote?

If you are a holder of record (that is, your shares are registered in your own name with our transfer agent), you can vote either in person at the annual meeting or by proxy without attending the annual meeting. We urge you to vote by proxy even if you plan to attend the annual meeting so that we will know as soon as possible that enough votes will be present for us to hold the meeting. If you attend the meeting in person, you may vote at the meeting and your proxy will not be counted.

If you hold your shares in "street name," you must either direct the bank, broker or other record holder of your shares as to how to vote your shares, or obtain a proxy from the bank, broker or other record holder to vote at the meeting. Please refer to the voting instruction cards used by your bank, broker or other record holder for specific instructions on methods of voting, including by telephone or using the Internet if such services are offered by your bank, broker or other record holder.

Your shares will be voted as you indicate. If you return the proxy card but you do not indicate your voting preferences, then the individuals named on the proxy card will vote your shares in accordance with the recommendations of the Board. The Board and management do not now intend to present any matters at the annual meeting other than those outlined in the notice of the annual meeting. Should any other matter requiring a vote of stockholders arise, stockholders returning the proxy card confer upon the individuals named on the proxy card discretionary authority to vote the shares represented by such proxy on any such other matter in accordance with their best judgment.

Can I change my vote?

Yes. If you are a holder of record, at any time before your proxy is voted, you may change your vote by:

- revoking it by written notice to the Chief Financial Officer of Neutral Tandem at the address on the cover of this proxy statement;
- delivering a later-dated proxy; or
- voting in person at the meeting.

If you hold your shares in "street name," please refer to the information forwarded by your bank, broker or other record holder for procedures on revoking or changing your proxy.

How many votes do I have?

You will have one vote for every share of Neutral Tandem common stock that you owned on April 15, 2009.

How many shares are entitled to vote?

There were 32,764,560 shares of Neutral Tandem common stock outstanding as of the record date and entitled to vote at the meeting. Each share is entitled to one vote.

How many shares must be present to hold the meeting?

Under Neutral Tandem's Amended and Restated Bylaws, holders of a majority of the outstanding shares of capital stock entitled to vote must be present, in person or by proxy, to hold the annual meeting.

How many votes are needed for the proposals to pass?

- The seven nominees for director who receive the highest number of votes at the annual meeting in person or by proxy will be elected.
- The affirmative vote of a majority of the shares present in person or by proxy must be cast in favor of the ratification of the appointment of the independent registered public accounting firm.

What if I vote "withhold" or "abstain"?

In the election of directors, you may vote "FOR" all or some of the nominees or you may vote to "WITHHOLD" with respect to one or more of the nominees. A vote to "WITHHOLD" on the election of directors will have no effect on the outcome.

For the other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." A vote to "ABSTAIN" on the other items of business will have the same effect of a vote "AGAINST." If you vote "ABSTAIN," your shares will be counted as present for purposes of determining whether enough votes are present to hold the annual meeting.

Is cumulative voting permitted for the election of directors?

No.

What if I don't return my proxy card and don't attend the annual meeting?

If you are a holder of record and you don't vote your shares, your shares will not be voted.

If you hold your shares in "street name," and you don't give your bank, broker or other record holder specific voting instructions, the votes will be "broker non-votes." "Broker non-votes" will have no effect on the vote for the election of directors or any other items of business because they are not counted or deemed represented for determining whether stockholders have approved the proposal.

What happens if a nominee for director declines or is unable to accept election?

If you vote by proxy, and if unforeseen circumstances make it necessary for the Board to substitute another person for a nominee, the individuals named on the proxy card will vote your shares for that other person.

Is my vote confidential?

Yes. Your voting records will not be disclosed to us except:

- as required by law;
- to the inspector of election; or
- if the election is contested.

If you are a holder of record, and you write comments on your proxy card, your comments will be provided to us, but your vote will remain confidential.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please vote your shares applicable to each proxy card and voting instruction card that you receive.

Where can I find the voting results of the annual meeting?

The Company intends to announce the preliminary voting results at the annual meeting and publish the final results in its quarterly report on Form 10-Q for the quarter ending June 30, 2009.

How may I view a list of Neutral Tandem's stockholders?

A list of the stockholders of the Company entitled to attend and vote at the 2009 annual meeting will be available for viewing during normal business hours during the ten days preceding the date of the 2009 annual meeting at the Company's offices located at:

One South Wacker Drive,
Suite 200
Chicago, Illinois 60606

The list will be available for viewing also at the 2009 annual meeting. You must be a stockholder of the Company and present valid identification to view the list.

Stock Ownership Information

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most Neutral Tandem stockholders hold their shares through a bank, broker or other record holder rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with Neutral Tandem's transfer agent, Computershare Trust Company, N.A. ("Computershare"), you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by Neutral Tandem. As the stockholder of record, you have the right to grant your voting proxy directly to Neutral Tandem or to a third party, or to vote in person at the meeting. Neutral Tandem has enclosed a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you together with a voting instruction *card on behalf of your* bank, broker or other record holder. As the beneficial owner, you have the right to direct your bank, broker or other record holder how to vote and you also are invited to attend the annual meeting. Your bank, broker or other record holder has enclosed or provided voting instructions for you to use in directing the bank, broker or other record holder how to vote your shares.

Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the bank, broker or other record holder that holds your shares, giving you the right to vote the shares at the meeting.

What if I have questions for Neutral Tandem's transfer agent?

Please contact Computershare at (800) 662-7232 or address listed below, with questions concerning stock certificates, transfer of ownership or other matters pertaining to your stock account.

By Mail:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

By Overnight Delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

PROPOSALS TO BE VOTED ON

Proposal No. 1: Election of Directors

There are seven nominees for election to our Board of Directors this year. Mr. Hynes has served on our Board of Directors since our founding in 2001. Messrs. Doll and Barris have served on our Board of Directors since 2003. Mr. Hawk has served on our Board of Directors since 2004. Messrs. Ingeneri and Wren have served on our Board of Directors since 2006. Mr. Evans has served on our Board of Directors since 2008. Information regarding the business experience of each nominee is provided below. Each director is elected annually to serve until the next annual meeting or until his successor is elected and qualified or until his earlier death, resignation or removal. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions with respect to voting for directors, your shares will be voted for the seven persons recommended by the Board. If you wish to give specific instructions with respect to voting for directors, you may do so by indicating your instructions on your proxy or voting instruction card.

All of the nominees have indicated to Neutral Tandem that they will be available to serve as directors. In the event that any nominee should become unavailable, however, the proxy holders, Rian J. Wren and Robert M. Junkroski, will vote for a nominee or nominees designated by the Board, unless the Board chooses to reduce the number of directors serving on the Board or leave the place vacant to be filed at a later time.

Our Board recommends a vote "FOR" the election to the Board of the each of the following nominees.

Vote Required

The seven persons receiving the highest number of "FOR" votes represented by shares of Neutral Tandem common stock present in person or represented by proxy at the annual meeting will be elected.

Rian J. Wren
Director since 2006
Age 52

Mr. Wren joined us in February 2006 and has served as our President, Chief Executive Officer and Director since that time. Prior to joining us, Mr. Wren was Senior Vice President and General Manager of Telephony for Comcast Cable from November 1999 to August 2005. Mr. Wren joined Comcast in 1999 and was named CEO of Broadnet, Comcast's international wireless company located in Brussels, Belgium in 2000. After returning to the United States, he served as the Senior Vice President and General Manager of Telephony for Comcast Cable Division. Prior to joining Comcast, Mr. Wren held several senior management positions at AT&T from 1978 to 1999, including President of the Southwest Region, and worked in the Consumer, Business, Network Services, and Network Systems Manufacturing divisions for more than 20 years. Mr. Wren holds a B.S. degree in Electrical Engineering from the New Jersey Institute of Technology and an M.S. in Management from Stanford University, which he attended as a Sloan Fellow.

James P. Hynes
Director since 2001
Age 61

Mr. Hynes co-founded Neutral Tandem in 2001, and served as Chief Executive Officer until February 2006, after which he became Executive Chairman. In December 2006 Mr. Hynes stepped down as Executive Chairman and assumed the title of Chairman of the Board, a position he holds today. Active in the industry for 30 years, Mr. Hynes personally directed the establishment of COLT Telecommunications in Europe as their first CEO in 1992. As Chairman of the Board, he led COLT's initial public offering in 1996. Mr. Hynes established MetroRED Telecom in South America and Mexico, as well as KVH Telecom in

Tokyo. Concurrent with taking on these operating roles, he was Group Managing Director at Fidelity Capital for 10 years. His career has included senior positions with Chase Manhattan, Continental Corporation, Bache & Co. and New York Telephone. Mr. Hynes is a Vice Chairman of the Board of Trustees of Iona College and is also on the North American Board of the SMURFIT Graduate School of Business, University College Dublin in Ireland.

Dixon R. Doll
Director since 2003
Age 66

Dr. Doll has served as a Director of Neutral Tandem since 2003. Dr. Doll is the co-founder and a general partner of DCM, an early stage technology venture capital firm that manages $1.6 billion. DCM is headquartered in Menlo Park, California and also has offices in Beijing, China and Tokyo, Japan. In the mid-1980's, Dixon Doll co-founded the venture capital industry's first fund focused exclusively on telecommunications opportunities. At DCM, he has led the firm's investments in About.com (Acquired by The New York Times Co.), @Motion (Acquired by Openwave), Clearwire (Nasdaq: CLWR), Foundry Networks (Nasdaq: FDRY), Internap (Nasdaq: INAP), Ipivot (Acquired by Intel) and Neutral Tandem (Nasdaq: TNDM) among others. In April 2005, he was elected to the Board of Directors of the National Venture Capital Association (NVCA) in Washington, D.C. Dr. Doll was recently appointed to the Executive Committee and became NVCA Chairman in May 2008. Additionally, he also serves on the Stanford Institute for Economic Policy Research Advisory Board and the Hoover Institution Board of Overseers at Stanford. He is also the Chairman of the San Francisco Asian Art Museum Board. Dr. Doll received his B.S.E.E. degree (cum laude) from Kansas State University as well as M.S. and Ph.D. degrees in Electrical Engineering from the University of Michigan, where he was a National Science Foundation scholar.

Peter J. Barris
Director since 2003
Age 57

Mr. Barris has served as a Director since 2003. Mr. Barris is currently the Managing General Partner of New Enterprise Associates ("NEA") where he specializes in information technology investing. Mr. Barris has been with NEA since 1992, and he serves as either an executive officer or general partner of various NEA entities. From 1988 to 1990, Mr. Barris was President and Chief Operating Officer at LEGENT Corporation. Mr. Barris held various management positions at UCCEL Corporation from 1985 to 1988. Prior to that, Mr. Barris also held various management positions between 1977 and 1985 at the General Electric Company, including Vice President and General Manager at GE Information Services, Inc. Mr. Barris serves or has served as a member of the Boards of Directors of InnerWorkings, Inc., where he also serves as a member of the audit, compensation and nominating and corporate governance committees, Vonage Holdings Corp., where he also serves as a member of the compensation and nominating and corporate governance committees, Protostar, Boingo Wireless and Hillcrest, as well as several other private companies in the NEA portfolio. Mr. Barris is a member of the Board of Trustees of Northwestern University and the Board of Overseers of Tuck School at Dartmouth College.

Robert C. Hawk
Director since 2004
Age 69

Mr. Hawk has served as a Director since January 2004. Mr. Hawk has served as President of Hawk Communications since 1996 and is a Venture Partner of DCM. Prior to this, Mr. Hawk served as President and Chief Executive Officer of US West Multimedia Communications, Inc. From 1986 until 1995, Mr. Hawk was President of the Carrier Division of US West Communications, Inc. Prior to holding that position, Mr. Hawk was Vice President, Marketing and Strategic Planning for CXC Corporation, and Director of Advanced Systems Development for American Bell. From 1997 to 2002, Mr. Hawk served as a Special Limited Partner of Crosspoint Venture Partners. During that time he served on the boards of directors or advisory boards of fifteen companies that went public. Mr. Hawk previously served as a Director of Covad Communications and Centillium Communications and is currently a director of several private high technology companies.

Lawrence M. Ingeneri Director since 2006 Age 50	Mr. Ingeneri has served as a Director since October 2006. Mr. Ingeneri is currently the Chief Financial Officer and a member of the Board of Directors of mindSHIFT Technologies, Inc., an IT managed services provider which he joined in October 2003. Prior to that time, Mr. Ingeneri was employed by COLT Telecom Group plc, or COLT, a European telecommunications services company from July 1996 to December 2002. Mr. Ingeneri was the Chief Financial Officer of COLT from July 1996 to June 2002 and a member of the Board of Directors of COLT from June 2001 to June 2002.
G. Edward Evans Director Since 2008 Age 48	Mr. Evans has served as a Director since November 2008. Mr. Evans is currently the Chairman of the Board and Chief Executive Officer of Stelera Wireless, a leader in deploying broadband services to rural markets throughout the United States. Previously, Mr. Evans served as the Chairman of the Board and Chief Executive Officer of Syniverse Holdings, Inc. Mr. Evans was elected Syniverse's Chairman in February 2005 after having served as a director since February 2002. Mr. Evans served as the Chief Executive Officer of Syniverse from February 2002 until January 2006, at which time he stepped down from the position. Mr. Evans remained Chairman of the Board until January 2007. From January 1997 to January 2002, Mr. Evans held various executive positions with Dobson Communications Corporation, first as President of its cellular subsidiaries and then as President and Chief Operating Officer of the organization. Today, Mr. Evans serves on the boards of Solix, CTIA—The Wireless Association, Carolina West Wireless, and the Network Reliability and Interoperability Commission, an advisory committee to the FCC.

Proposal No. 2: Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed Deloitte & Touche LLP as the independent registered public accounting firm to audit Neutral Tandem's consolidated financial statements and internal control over financial reporting for the year ending December 31, 2009. During 2008, Deloitte & Touche LLP served as Neutral Tandem's independent registered public accounting firm and also provided certain tax and other audit related services. See "Principal Accountant Fees and Services" on page 39. Representatives of Deloitte & Touche LLP are expected to attend the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Our Board recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as Neutral Tandem's independent registered public accounting firm for year 2009. If the appointment is not ratified, our Audit Committee will consider whether it should select another independent registered public accounting firm.

Vote Required

Ratification of the appointment of Deloitte & Touche LLP as Neutral Tandem's independent registered public accounting firm for year 2009 requires the affirmative vote of a majority of the shares of Neutral Tandem common stock present in person or represented by proxy at the annual meeting.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Composition

Our amended and restated certificate of incorporation provides that our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Our Board of Directors currently consists of seven members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until his successor is elected and qualified or until his earlier death, resignation or removal. Elections for directors will be held annually.

The Board has determined that each of the directors, with the exception of Mr. Wren and Mr. Hynes, qualifies as "independent" as independence is defined by Rule 4200(a)(15) of The Nasdaq Stock Market LLC ("Nasdaq") marketplace rules. The Board has not adopted categorical standards in making its determination of independence and instead relies on standards set forth in the Nasdaq marketplace rules.

Our Board of Directors met four times in 2008. Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During 2008, all of the directors attended 75% or more of the meetings of the Board and the committees on which they served. All of our directors then serving on our Board attended our 2008 annual meeting of stockholders. Directors are encouraged to attend the annual meeting of stockholders.

Communication with the Board of Directors

Stockholders may communicate with the Board by directing communications to the Corporate Secretary and should prominently indicate on the outside of the envelope that the communication is intended for the Board or for individual directors. In accordance with instructions from the Board, the Chief Financial Officer will review all communications, will organize the communications for review by the Board and will promptly forward communications (other than communications unrelated to the operation of the Company, such as advertisements, mass mailings, solicitations and job inquiries) to the Board or individual directors.

In addition, the Audit Committee of our Board has established a procedure for parties to submit concerns regarding what they believe to be questionable accounting, internal accounting controls, and auditing matters. Concerns may be reported through our Compliance Hotline at **1-(888) 291-6431**, or through a confidential web form, available at *http://ir.neutraltandem.com/contactBoard.cfm*. Concerns may be submitted anonymously and confidentially.

Board Committees

We currently have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee consists of three persons. All of the members of our Nominating and Corporate Governance Committee are "independent" as independence is defined by Rule 4200(a)(15) of the Nasdaq marketplace rules. All members of the Audit Committee and Compensation Committee are "independent" as defined by the rules of the Securities and Exchange Commission ("SEC").

Audit Committee. The Audit Committee is comprised of Messrs. Ingeneri (Chairman), Hawk and Evans, who are each considered "independent" under the heightened independence standard required for audit committee members under the Nasdaq marketplace rules and the rules of the SEC. The Audit Committee oversees our accounting, financial reporting and control processes and the audits of our financial statements, including: the preparation, presentation and integrity of our financial statements; our compliance with legal and regulatory requirements; our independent auditor's qualifications and independence; and the performance of our independent auditor. Our Audit Committee, among other things, has sole responsibility to retain and terminate our independent auditor, pre-approves all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement and reviews our quarterly and annual audited financial statements and related public disclosures, earnings press releases and other financial information provided to analysts or rating agencies.

Each member of the Audit Committee has the ability to read and understand fundamental financial statements. Our Board of Directors has determined that Lawrence M. Ingeneri meets the requirements for an "audit committee financial expert" as defined by the rules of the SEC.

The charter of the Audit Committee is available in the Investor Relations section of our website at www.neutraltandem.com.

Compensation Committee. The Compensation Committee is comprised of Messrs. Doll (Chairman), Barris and Evans. The Compensation Committee oversees the administration of our benefit plans, reviews and administers all compensation arrangements for executive officers and directors and establishes and reviews general policies relating to the compensation and benefits of our officers, employees and directors. Our executive officers make recommendations regarding executive compensation to the Compensation Committee. However, only the Compensation Committee makes decisions on executive compensation. Our human resources department supports the Compensation Committee in the administration of the benefit plans and compensation arrangements.

The charter of the Compensation Committee allows the Compensation Committee to delegate authority to subcommittees and engage compensation consultants as it deems appropriate. The Compensation Committee does not delegate any of its functions to others in setting compensation. In 2005, the Compensation Committee retained an independent compensation consultant, Human Capital Solutions, to evaluate certain aspects of our compensation practices and to assist in developing and implementing our executive compensation program. We based our executive compensation decisions for 2007 and 2008 in part on Human Capital Solutions' recommendations and guidelines. In 2009, the Compensation Committee retained an independent compensation consultant, Towers Perrin, to evaluate our compensation practices and to assist in developing and implementing our executive compensation program for 2009. See "Compensation Discussion and Analysis—Overview of Compensation Methodology" below.

The charter of the Compensation Committee is available in the Investor Relations section of our website at www.neutraltandem.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Messrs. Hawk (Chairman), Barris and Ingeneri. The Nominating and Corporate Governance Committee's responsibilities include identifying and recommending to the Board appropriate director nominee candidates and providing oversight with respect to corporate governance matters.

The policy of the Nominating and Corporate Governance Committee is to consider individuals recommended by stockholders for nomination as a director in accordance with the procedures described under "Other Matters—Stockholder Proposals and Director Nominations." The Nominating and Corporate Governance Committee will consider all nominees for election as directors of Neutral Tandem, including all nominees recommended by stockholders, in accordance with the mandate contained in its charter. In evaluating candidates, the Nominating and Corporate Governance Committee considers the person's judgment, skills, experience, age, independence, understanding of Neutral Tandem's business or other related industries as well as the needs of the Board, and will review all candidates in the same manner, regardless of the source of the recommendation. The Nominating and Corporate Governance Committee will select qualified candidates and review its recommendations with the Board.

Neutral Tandem has not paid a fee to any third party to identify or assist in identifying or evaluating potential nominees.

The charter of the Nominating and Corporate Governance Committee is available in the Investor Relations section of our website at www.neutraltandem.com.

The following table shows the current membership of each committee and the number of meetings held by each committee in 2008:

Name of Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Rian J. Wren			
James P. Hynes			
Dixon R. Doll		Chairman	
Peter Barris		Member	Member
Robert C. Hawk	Member		Chairman
Lawrence M. Ingeneri	Chairman		Member
G. Edward Evans	Member	Member	
Number of Meetings in 2008	8	5	3

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Code of Ethics

We have adopted a code of ethics for senior financial employees that applies to our chief executive officer, chief financial officer, principal accounting officer and other employees. The code of ethics is available in the Investor Relations section of our website at www.neutraltandem.com and is available in print to any stockholder who requests it. If we waive any material provision of our code of ethics or substantively change the code, we will disclose that fact on our website within four business days of the waiver or substantive change.

COMMON STOCK OWNERSHIP

Beneficial Ownership Table

The following table provides information concerning beneficial ownership of our common stock as of April 15, 2009, by:

- each of our directors;
- each of our named executive officers;
- each person known by us to beneficially own 5% or more of our outstanding common stock; and
- all of our directors and executive officers as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 32,764,560 shares of common stock outstanding as of April 15, 2009. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of April 15, 2009 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Except as otherwise set forth below, the street address of each beneficial owner is c/o Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, Illinois 60606.

	Shares of Common Stock Beneficially Owned	
Name and Address of Beneficial Owner	Number	Percentage
Holders of more than 5% of our voting securities		
J.P. Morgan Chase & Co.[(1)] 270 Park Ave. New York, NY 10017	2,026,800	6.2%
Directors and named executive officers		
Dixon R. Doll[(2)]	854,026	2.6%
Peter J. Barris[(3)]	67,436	*
G. Edward Evans	—	—
Robert C. Hawk[(4)]	138,859	*
James P. Hynes[(5)]	1,086,416	3.3%
Lawrence M. Ingeneri[(6)]	47,196	*%
Rian J. Wren[(7)]	369,369	1.1%
Robert M. Junkroski[(8)]	258,853	*%
David Lopez[(9)]	43,333	*%
Surendra Saboo[(10)]	145,596	*%
Richard L. Monto[(11)]	42,646	*%
All directors and executive officers as a group (11 persons)	3,053,730	9.3%

* Under 1.0%

(1) According to a Schedule 13G/A filed with the SEC on January 22, 2009 by JPMorgan Chase & Co. ("JPMorgan"), for itself and on behalf of its wholly-owned subsidiaries, JPMorgan Chase Bank, National Association, J.P. Morgan Investment Management Inc., JPMorgan Trust Company of Delaware and JPMorgan Investment Advisors Inc., as of December 31, 2008, JPMorgan is the beneficial owner of 2,026,800 shares, as to which it has sole voting power for 1,804,357 shares and sole dispositive power for

2,025,715 shares. JPMorgan also reports that it has shared voting power of 3,926 shares and shared dispositive power of 1,085 shares. JPMorgan's address is 270 Park Avenue, New York, NY 10017.

(2) Consists of (a) 76,556 shares of common stock held by The Dixon and Carol Doll Family Trust, (b) 655,536 shares of common stock held by DCM III, L.P. ("DCM III"), (c) 17,369 shares of common stock held by DCM III-A, L.P. ("DCM III-A"), (d) 32,028 shares of common stock held by DCM Affiliates Fund III, L.P. ("DCM Affiliates Fund"), (e) 70,000 shares of common stock held by Dr. Doll and (f) 2,537 shares of common stock held by The Birchwood Family Limited Partnership. 37,915 shares of common stock have been pledged by Dr. Doll to Goldman Sachs & Co. 112,359 shares of common stock have been pledged by The Dixon and Carol Doll Family Trust to Goldman Sachs & Co. Dr. Doll is a DCM managing member. DCM Investment Management LLC is the general partner of DCM III, DCM III-A and DCM Affiliates Fund (collectively, the "DCM Funds") and may be deemed to have sole power to vote and sole power to dispose of the shares held by the DCM Funds, and therefore, Dr. Doll, as a DCM managing member, may be deemed to have shared power to vote and shared power to dispose of the shares held by the DCM Funds. Dr. Doll disclaims beneficial ownership of the shares held by the DCM Funds, except to the extent of his pecuniary interest therein, if any. Dr. Doll's address is c/o Doll Capital Management, 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3) Consists of (a) 18,462 shares of common stock held by NEA Partners 10, Limited Partnership ("NEA Partners 10"), (b) 2,307 shares of common stock held by PJ Barris LLC and (c) 46,667 shares subject to options that are exercisable within 60 days of April 15, 2009 held by Mr. Barris. Mr. Barris is a general partner of NEA Partners 10 and shares voting and investment control over the securities held by NEA Partners 10 and therefore may be deemed to share beneficial ownership of the shares held by NEA Partners 10. Mr. Barris disclaims beneficial ownership of the shares held by NEA Partners 10, except to the extent of his pecuniary interest therein, if any. Mr. Barris' address is c/o New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202.

(4) Consists of (a) 91,192 shares of common owned by Mr. Hawk, (b) 1,000 shares owned by Michael Hawk, his brother and (c) 46,667 shares subject to options that are exercisable within 60 days of April 15, 2009. Mr. Hawk disclaims beneficial ownership with respect to such shares held by his named children except to the extent of his proportionate pecuniary interest therein, if any.

(5) Consists of (a) 1,039,749 shares of common owned by Mr. Hynes and (b) 46,667 shares subject to options that are exercisable within 60 days of April 15, 2009.

(6) Consists of (a) 529 shares of common stock owned by Mr. Ingeneri and (b) 46,667 shares subject to options that are exercisable within 60 days of April 15, 2009.

(7) Consists of 369,369 shares subject to options that are exercisable within 60 days of April 15, 2009.

(8) Consists of (a) 183,853 shares of common owned by Mr. Junkroski and (b) 75,000 shares subject to options that are exercisable within 60 days of April 15, 2009.

(9) Consists of (a) 21,250 shares of common stock owned by Mr. Lopez and (b) 22,083 shares subject to options that are exercisable within 60 days of April 15, 2009.

(10) Consists of 145,596 shares subject to options that are exercisable within 60 days of April 15, 2009.

(11) Consists of 42,646 shares subject to options that are exercisable within 60 days of April 15, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, requires our directors, executive officers and holders of more than 10% of Neutral Tandem common stock to file reports with the SEC regarding their ownership and changes in ownership of our securities. These persons and entities are also required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on representations and information provided to us by the persons required to make such filings, we believe that the following person did not comply with all applicable Section 16(a) filing requirements: David Lopez did not file a Form 4 with respect to a transaction that occurred on December 11, 2008 within the applicable period required by Section 16(a) of the Exchange Act. The transaction was reported on December 30, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The material principles underlying our executive compensation policies and decisions are intended to:

- implement compensation packages that are competitive with comparable organizations and allow us to attract and retain the best possible executive talent;
- relate annual and long-term cash and stock incentives to achievement of measurable corporate and individual performance objectives;
- appropriately balance the mix of cash and non-cash short and long-term compensation;
- encourage integrity in business dealings through the discretionary portion of our compensation package; and
- align executives' incentives with long-term stockholder value creation.

To implement these principles, the Compensation Committee, which is responsible for approving and administering the compensation program for executive officers and certain senior employees, including our named executive officers, expects to maintain compensation plans that tie a substantial portion of executives' overall compensation to key strategic goals such as the development of our network, the establishment and maintenance of key strategic relationships and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenue, customer growth, churn and markets launched. As our executives assume greater responsibility, a larger portion of their total compensation is expected to be "at risk" and thus subject to corporate and individual performance.

Overview of Compensation Methodology

To assist the Compensation Committee in discharging its responsibilities, in 2005, the Compensation Committee retained a compensation consultant, Human Capital Solution, to evaluate certain aspects of our compensation practices and to assist in developing and implementing our executive compensation program. Human Capital Solution also provides outsourced human resources management services to us. Human Capital Solution developed a competitive peer group—which included the following private and public companies, such as Level 3, Arbinet-thexchange, Inc., NeuStar, Inc., KMC Telecom, Inc., New Global Telecom, Inc. and VeriSign Inc.—and performed analyses of competitive compensation levels focusing on base salary and bonus for the peer group ("2005 Study"). Our management developed recommendations using the 2005 Study that were reviewed and approved by the Compensation Committee in connection with developing and approving the salary and bonus compensation awards for 2006, 2007 and 2008. The 2005 Study was used to set compensation and bonuses for senior management for those years, but has not been directly relied upon since that time in making compensation decisions, except to the extent that the compensation levels established during 2005 still comprise a substantial portion of our named executive officers' salary and bonus compensation levels. The 2005 Study did not address the terms and conditions of the employment agreements, and therefore the 2005 Study was not relied upon in establishing the terms and conditions for our executive employment agreements. Rather, the Compensation Committee of our Board of Directors, relying on its collective experience as directors for similar sized companies, together with our outside law firm, established the terms and conditions of our employment agreements. No member of our management, including our named executive officers, provides recommendations to the Compensation Committee with respect to his own compensation. In 2009, the Compensation Committee retained a compensation consultant, Towers Perrin, to evaluate and update certain aspects of our compensation practices and to assist in developing and implementing our executive compensation program for 2009. Towers Perrin's review is anticipated to be completed in the second quarter of 2009.

Other than our retention of Human Capital Solution in 2005 and Towers Perrin in 2009, we have not retained any other compensation consultant to review our policies and procedures relating to executive compensation. Human Capital Solution continues to provide outsourced human resources management services to us but has not performed any additional compensation studies for us since 2005. Our Compensation Committee may request similar studies periodically in the future if it feels it is necessary. In 2008, our Compensation Committee also informally considered competitive market practices by reviewing compensation survey data that we purchased from Radford, a third party compensation consultant, relating to compensation of executive officers at other comparable telecommunications or technology companies. Our Compensation Committee also informally reviews competitive market practices from time to time by speaking to recruitment agencies and reviewing publicly available information relating to compensation of executive officers at other comparable telecommunications or technology companies.

Our Compensation Committee reviews and approves all of our compensation policies.

Elements of Compensation

The principal elements of our compensation package are as follows:

- base salary;
- annual cash incentive bonuses;
- long-term incentive plan awards;
- severance benefits;
- change in control benefits;
- perquisites and other compensation; and
- retirement benefits.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. When establishing base salaries, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual's responsibility, the ability to replace the individual, the base salary of the individual at their prior employment and the number of well qualified candidates available to assume the individual's role. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions at comparable companies.

Base salaries of our named executive officers are reviewed at a minimum annually by our Compensation Committee during our performance review, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus

We have an annual cash incentive bonus plan for nearly all employees, including our named executive officers. The annual cash incentive bonuses are intended to compensate for the achievement of both our annual financial goals and individual annual performance objectives, outlined below. Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of the applicable officer's base salary, with higher ranked executive officers being compensated at a higher percentage of base salary. The corporate targets and the individual objectives are given roughly equal weight in the bonus analysis. The corporate targets are the financial metrics contained in the internal business plan adopted by our Board of Directors, including revenue, EBITDA and net income. For 2006, our corporate targets were revenues of $56.9 million, EBITDA of $13.8 million and net income of $6.3 million. For 2007, our corporate targets were revenues of $74.4 million and EBITDA of $18.6 million. For 2008, our corporate targets were revenues of $113.0 million and EBITDA of $39.5 million. Since the components of the corporate targets for 2009 contain highly sensitive data such as targeted revenue growth and operating income, we do not disclose specific future measures and targets because we believe that such disclosure would result in serious competitive harm and be detrimental to our operating performance. Achievement of the annual internal business plan financial metrics adopted by our Board of Directors will result in full credit being given for the corporate targets portion of the annual cash incentive bonus.

In addition, if the annual internal business plan financial metrics are exceeded by pre-determined targeted percentage (5% for revenue and 10% for EBITDA), or "stretch goal," the annual cash incentive bonus for our named executive officers may be increased above the target bonus. For example, while the 2009 target bonus for our named executive officers is set at 40% (except that Mr. Monto's is 35%) of their annual base salary, for 2009 our Compensation Committee has established a "stretch goal" with specific criteria tied to exceeding the annual internal business plan which could result in an additional cash incentive bonus, as determined by the Compensation Committee, awarded for meeting such "stretch goals." Individual objectives are necessarily tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. Other than for Mr. Lopez, who is compensated based on our financial goals and other individual performance objectives, the individual objectives for our named executive officers in 2008 generally included the following primary qualitative and quantitative criteria:

- Mr. Wren, Chief Executive Officer: qualitative criteria such as recruitment, retention and development of senior management, the strategic positioning of our products and services, management of various regulatory matters and the performance of capital raising activities and quantitative criteria such as performance against internal business plan financial metrics. For 2008, Mr. Wren's quantitative objectives were the same as our corporate targets for that year and due to our success against those targets, he met that criteria.
- Mr. Junkroski, Chief Financial Officer: qualitative criteria such as management of our financial and administrative affairs, management of human resources and the performance of capital raising activities and quantitative criteria such as control of costs relative to budget forecasts and accuracy of model forecasting. For 2008, Mr. Junkroski met his quantitative control of costs relative to budgeted forecasts as a result of our actual expenses being lower than forecasted and substantially met his quantitative accuracy of model forecasting criteria as a result of his forecasting of our actual performance for that year.
- Dr. Saboo, Chief Operating Officer: qualitative criteria such as management of our services delivery, the recruitment and development of employees, the strategic positioning of our products and development of our regulatory position in various matters and quantitative criteria such as control of costs relative to budgeted forecasts. For 2008, Dr. Saboo met his quantitative control of costs relative to budgeted forecasts as a result of our actual expenses being lower than forecasted.
- Mr. Monto, General Counsel and Corporate Secretary: qualitative criteria such as management of our legal affairs and external affairs and quantitative criteria such as legal cost relative to budgeted forecasts. For 2008, Mr. Monto met his quantitative criteria of operating legal affairs relative to budgeted forecasts for the department.

Measurement of the above criteria is both quantitative and qualitative. For example, actual performance is compared relative to internal business plan financial metrics to determine if a quantitative criteria is met, whereas, qualitative factors are based upon a review of the prior year's events and the change, if any, in the relative criteria. Successful attainment of both qualitative and quantitative individual objectives combined with successful achievement of the annual internal business plan financial metrics adopted by our Board of Directors will result in payment of the full annual cash incentive bonus, plus an additional bonus amount awarded at the discretion of the Compensation Committee if the "stretch goal" criteria are met in whole or in part.

The corporate and individual targets under our annual cash incentive bonus program are intended to be challenging yet achievable for the participants, but only if there was a high level of performance by our executive officers and if we have what we consider to be a successful year. The targets are meant to require substantial efforts by executive officers and their teams toward achieving our strategic goals and cost cutting measures, but at the same time they were intended to be within reach if such significant efforts were made. In addition, achievement of "stretch goal" criteria will be substantially more challenging and therefore less likely to be achieved.

Due to both the quantitative and qualitative nature of named executive officer's individual objectives, the Compensation Committee exercises discretion in determining whether an objective has been achieved and, if achieved, the amount of the annual cash incentive bonus to be awarded to the named executive officer. For example, during 2006 Mr. Junkroski received his maximum target bonus of 40% of base salary and option award for 50,000 shares of common stock notwithstanding that certain of his individual quantitative objectives discussed above were only substantially met after the Compensation Committee balanced these quantitative results against Mr. Junkroski exceeding his qualitative objectives for 2006. In exercising this discretion the Compensation Committee awarded Mr. Junkroski his maximum target bonus of 40% of base salary. Further, in 2007, the Compensation Committee determined that our named executive officers exceeded their respective stretch goal quantitative and qualitative objectives and exercised the Compensation Committee's discretion to award cash bonus amounts and option awards in excess of the targeted amounts. As a result, Mr. Wren received a bonus that was 75% of his base salary, Dr. Saboo received a bonus that was 73% of his base salary, and Mr. Junkroski received a bonus that was 71% of base salary. Further, in 2008, the Compensation Committee determined that our named executive officers exceeded their respective stretch goal quantitative and qualitative objectives and exercised the Compensation Committee's discretion to award cash bonus amounts in excess of the targeted amounts as well as option awards. As a result, Messrs. Wren and Monto and Dr. Saboo each received bonuses that were 77% of their respective base salaries, while Mr. Junkroski received a bonus that was 71% of his base salary.

Set forth below are the bonus awards for 2007 and 2008 and the expected target bonus awards for 2009 (each as a percentage of annual base salary) for the named executive officers:

	2007 Bonus as a % of Annual Base Salary		2008 Bonus as a % of Annual Base Salary		2009 Target Bonus as a % of Annual Base Salary
Category	Target	Actual	Target	Actual	Target
Rian J. Wren	40%	75%	40%	77%	40%
Robert M. Junkroski	40%	71%	40%	71%	40%
Surendra Saboo	40%	73%	40%	77%	40%
Richard L. Monto[(1)]	—	—	35%	77%	35%

(1) Mr. Monto became the General Counsel of the Company effective February 5, 2008.

David Lopez, our Senior Vice President—Sales, is compensated quarterly based upon achievement of certain of our financial goals and individual performance objectives.

The annual cash incentive bonus for the named executive officers, other than Mr. Lopez, is normally paid in a single installment in either the last month of that annual period or the first quarter following that year. Further, unlike our other named executive officers, Mr. Lopez, who manages our sales force, receives his bonus compensation quarterly, which is consistent with the compensation structure of all the members of the sales organization he manages.

Long-Term Incentive Plan Awards

We believe that our long-term performance is fostered by a compensation methodology which compensates executive officers through the use of stock-based awards, such as stock options, restricted stock awards, and other rights to receive compensation based on the value of our stock. Therefore, our executive officers have a continuing stake in our long-term success. We believe that the annual aggregate value of these awards should be set near competitive median levels for comparable companies. However, due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives through our stock compensation than through cash based compensation.

2003 Stock Incentive Plan

On November 24, 2003, before we were a public company, we adopted the 2003 Stock Incentive Plan to provide certain of our employees, including our executive officers, with incentives to help align those employees' interests with the interests of our stockholders. Until we became a public company, our 2003 Stock Incentive Plan was the principal method for our executive officers to acquire equity interests in us.

The Compensation Committee administers the 2003 Stock Incentive Plan and determines the type and amount of awards to be granted to eligible employees, directors and consultants based upon the principles underlying our executive compensation program. See "—Overview of Compensation Methodology" above. Awards under our 2003 Stock Incentive Plan were made throughout the relevant year and were generally tied to Compensation Committee meetings. Prior to completing our initial public offering, we adopted our 2007 Long-Term Equity Incentive Plan discussed below and ceased awarding equity grants under the 2003 Stock Incentive Plan. As of April 15, 2009, there were 1,619,769 shares reserved for issuance under the 2003 Stock Incentive Plan in respect of awards made prior to our initial public offering.

Stock Options. Stock option grants are typically made at the commencement of employment and generally thereafter by the Compensation Committee upon achievement of key strategic goals and on the anniversary of previous grants. Periodic stock option grants are made at the discretion of the Compensation Committee. In making these discretionary awards, the Compensation Committee considers the same corporate and individual targets considered in determining our named executive officers' annual cash incentive bonus, as described "—Annual Cash Incentive Bonus" above. The Compensation Committee determines the exercise price of options awards granted under our 2003 Stock Incentive Plan, but with respect to incentive stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The Compensation Committee determines the term of all options. Generally, option awards under the 2003 Stock Incentive Plan vest 25% per year. Upon termination of a participant's service with us or with a subsidiary of ours, he or she may exercise his or her vested options for the period of 90 days from the termination of employment; provided, if termination is due to death or disability, the option will remain exercisable for 12 months after such termination. However, an option may never be exercised later than the expiration of its term. The terms of option awards under the 2003 Stock Incentive Plan are generally 10 years.

Restricted Stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Compensation Committee. Holders of restricted stock have all the rights of a stockholder of ours. Until adoption of the 2003 Stock Incentive Plan, it was more common for us to award shares of restricted stock than options. Since adoption of that plan, however, our compensation practice generally has been to award options rather than shares of restricted stock. The change was largely based upon the increased appreciation in the stock value and the requirement of the employees to pay significant sums to purchase the restricted stock at the fair market value at the time of the grant and putting significant capital at risk as opposed to the employee not taking any capital risk and only incurring a cash cost after the vesting period of the stock options and at the time of exercise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Unless otherwise determined by the Compensation Committee, the 2003 Stock Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant. We do not have a policy to recover awards if relevant performance measures upon which they were based are restated or otherwise adjusted in a manner that would reduce the size of a payment.

2007 Long-Term Equity Incentive Plan

Prior to the completion of our initial public offering, we adopted the Neutral Tandem, Inc. 2007 Long-Term Equity Incentive Plan. The 2007 Long-Term Equity Incentive plan provides for grants of stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Our directors, officers and other employees, as well as others performing services for us, are eligible for grants under the plan. Our Compensation Committee approves all awards under the plan. For the reasons discussed above under "—Elements of Compensation—Long-Term Incentive Plan Awards—Restricted Stock," in the near term we anticipate the primary awards under the 2007 Long-Term Equity Incentive Plan will be stock options. However, decisions regarding the amount and type of equity incentive compensation and relative weighting of these awards among total executive compensation will also be based on our understanding of market practices of similarly situated companies and negotiations with our executives in connection with their initial or continued employment by us. Other factors, including the amount and percentage of our total equity on a diluted basis held by our executive officers, will also be considered.

The purpose of the 2007 Long-Term Equity Incentive Plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success. We believe that the 2007 Long-Term Equity Incentive Plan, which we believe is competitive with comparable organizations, will assist us in attracting and retaining the best possible executive talent. We believe that stock options as well as restricted stock awards granted pursuant to the 2007 Long-Term Equity Incentive Plan will align our executives' incentives with that of our shareholders and assist in the creation of long-term shareholder value. Because our Compensation Committee has the ability to determine certain vesting criteria and, with respect to options, the exercise price, our Compensation Committee may use such equity-based awards to create an appropriate balance of the short and long-term non-cash compensation. In addition, because our Compensation Committee has discretion over the granting of awards under the 2007 Long-Term Equity Incentive Plan, we believe the 2007 Long-Term Equity Incentive Plan provides the Compensation Committee with the ability to encourage integrity in our business dealings.

The following is a summary of the material terms of the 2007 Long-Term Equity Incentive Plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the complete copy of the 2007 Long-Term Equity Incentive Plan, which we filed as an exhibit to the registration statement of our prospectus dated November 1, 2007.

Administration. The Compensation Committee administers the 2007 Long-Term Equity Incentive Plan. Our Board of Directors also has the authority to administer the plan and to take all actions that the Compensation Committee is otherwise authorized to take under the plan.

Available Shares. As of April 15, 2009 there were awards for 1,527,000 shares issued under the 2007 Long Term Equity Incentive Plan, and 1,993,761 shares, representing approximately 6.1% of our outstanding common stock available for issuance under the 2007 Long Term Equity Incentive Plan. The number of shares available for issuance under the 2007 Long-Term Equity Incentive Plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.

Eligibility. Our directors, officers and employees, as well as other individuals performing services for us, are eligible to receive grants under the 2007 Long-Term Equity Incentive Plan. However, only employees may receive grants of incentive stock options. In each case, the Compensation Committee will select the actual grantees.

Stock Options. Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee or the Board of Directors may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other, non-qualified stock options. The Compensation Committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 25.0% of the total number of shares authorized under the plan and, if required by the Internal Revenue Code, it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

The exercise price of an option granted under the plan may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date.

Unless the Compensation Committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

- in cash;
- by delivery of shares of common stock with a fair market value equal to the exercise price; and/or
- by simultaneous sale through a broker of shares of common stock acquired upon exercise.

If a participant elects to deliver shares of common stock in payment of any part of an option's exercise price, the Compensation Committee may in its discretion grant the participant a "reload option." The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered. The reload option may also include, if the Compensation Committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of our withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

The Compensation Committee will determine the term of each option in its discretion. However, the terms of option awards under the 2007 Long-Term Equity Incentive Plan are generally 10 years and no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of us, five years from the date of grant. In addition, all options under the 2007 Long-Term Equity Incentive Plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries.

For example, options generally expire 90 days after the date of cessation of service, so long as the grantee does not compete with us during the 90-day period. In the case of a participant's retirement, all options that are exercisable shall remain so for up to 90 days after the date of retirement, and all options that were not exercisable will terminate upon the date of retirement. However, in the case of a participant's death or disability, all options that are exercisable shall remain so for up to 180 days after the date of death or disability, and all options that were not exercisable will terminate upon the date of death or disability. In each of the foregoing circumstances, the Board of Directors or the Compensation Committee may elect to accelerate the vesting of unvested options and further extend the applicable exercise period in its discretion. Upon termination for cause, all options will terminate immediately. If we undergo a change in control and a grantee is terminated from service (other than for cause) within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the Compensation Committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of us, whether or not the grantee is subsequently terminated. In 2008, consistent with our policy of providing compensation incentives to our employees for their performance, we granted option awards to our named executive officers. On

April 22, 2008 we granted these option awards in the amounts set forth in the table below. Each of these awards has an exercise price of $17.90 per share, which represents the closing price of our common stock on The NASDAQ Global Market on the date of grant.

	Number of Securities Underlying Options (#)
Rian J. Wren	300,000
Robert M. Junkroski	150,000
Surendra Saboo	200,000
Richard L. Monto	115,000
David Lopez	65,000

One quarter of these options vest on April 22, 2009 (the first anniversary date of grant) with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months (except for Mr. Lopez's options, which will vest on an annual basis over the subsequent three years). None of our non-employee directors were granted option awards on April 22, 2008.

Restricted Stock. Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries during any period of restriction, all shares of restricted stock on which the restrictions have not lapsed shall be immediately forfeited to us. If, however, the cessation occurs due to death, disability or retirement, the Compensation Committee may elect to provide that all restrictions on shares of restricted stock granted to such participant shall lapse. If we undergo a change in control and a participant is terminated (other than for cause) from being a director, officer or employee of, or otherwise performing services for, us or our subsidiaries within one year after such change in control, all restrictions on shares of restricted stock granted to such participant shall lapse. In addition, the Compensation Committee has the authority to award shares of restricted stock with respect to which all restrictions shall lapse automatically upon a change in control of us, whether or not the participant is subsequently terminated.

Restricted Stock Units; Deferred Stock Units. Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, us or our affiliates during any period of restriction, all restricted stock units on which the restrictions have not lapsed shall be immediately forfeited to us. If, however, the cessation occurs due to death, disability or retirement, the Compensation Committee may elect to provide that all restrictions on restricted stock units granted to such participant shall lapse. If we undergo a change in control and a participant is terminated (other than for cause) from being a director, officer or employee of, or otherwise performing services for, us or our subsidiaries within one year after such change in control, all restrictions on restricted stock units granted to such participant shall lapse. In addition, the Compensation Committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control of us, whether or not the participant is subsequently terminated. Prior to the later of (i) the close of the tax year preceding the year in which restricted stock units are granted or (ii) 30 days of first becoming eligible to participate in the plan (or, if earlier, the last day of the tax year in which the participant first becomes eligible to participate in the plan) and on or prior to the date the restricted stock units are granted, a grantee may elect to defer the receipt of all or a portion of the shares due with respect to the restricted stock units and convert such restricted stock units into deferred stock units. Subject to specified exceptions, the grantee will receive shares in respect of such deferred stock units at the end of the deferral period. We did not award any restricted stock or deferred stock units to our named executive officers in 2008, and we do not expect to make any such awards to our named executive officers in 2009 attributable to their service or performance in 2008.

Performance Awards. Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may grant performance awards contingent upon achievement by the grantee, us and/or our subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity, over a specified performance cycle, as designated by the Compensation Committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the Compensation Committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of our common stock or other securities.

Unless the Compensation Committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries prior to completion of a performance cycle due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. Except as otherwise determined by the Compensation Committee with respect to cash awards, if termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. If we undergo a change in control, a grantee will earn no less than the portion of the performance award that he or she would have earned if the applicable performance cycle had terminated as of the date of the change in control.

Vesting, Withholding Taxes and Transferability of All Awards. The terms and conditions of each award made under the 2007 Long-Term Equity Incentive Plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the 2007 Long-Term Equity Incentive Plan may vest and become exercisable within six months of the date of grant, unless the Compensation Committee determines otherwise.

Unless the Compensation Committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.

Unless the Compensation Committee determines otherwise, no award made under the 2007 Long-Term Equity Incentive Plan will be transferable other than by will or the laws of descent and distribution or to a grantee's family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

Amendment and Termination of the 2007 Long-Term Equity Incentive Plan. The Board of Directors may amend or terminate the 2007 Long-Term Equity Incentive Plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with NASDAQ listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the 2007 Long-Term Equity Incentive Plan without the affected participant's consent. If not previously terminated by the Board of Directors, the 2007 Long-Term Equity Incentive Plan will terminate on October 31, 2017.

Severance Benefits

Our named executive officers and certain other executives with employment agreements are covered by arrangements which specify payments in the event the executive's employment is terminated. The type and amount of payments vary by executive level and the nature of the termination. These severance benefits are payable if and only if the executive's employment terminates as specified in the applicable employment agreement. Our primary reason for including severance benefits in compensation packages is to attract and retain the best possible executive talent. We believe our severance benefits are competitive with general industry packages. For a further description of these severance benefits, see "—Employment Agreements" below.

Change in Control Benefits

Members of our Board of Directors, our named executive officers, and certain other members of our senior management are covered by arrangements which specify accelerated vesting of unvested stock options and restricted stock in the event of a "change in control." The Board of Directors' stock options and restricted stock awards fully vest upon a change of control, and certain executives' stock options and restricted stock partially vest upon a change of control and fully vest if, within a period of time of the change of control, they are not retained in their current capacity. Our primary reason for including change in control benefits in compensation packages is to attract and retain the best possible executive talent. We believe our change in control benefits are competitive with general industry practices.

In addition, our 2003 Stock Incentive Plan provides that in the event of our "change in control," the Compensation Committee may otherwise determine the status of unvested options or restricted stock, including, without limitation, whether the successor corporation will assume or substitute an equivalent award, or portion thereof, for each outstanding award under the plan or, if there is no assumption or substitution of unvested outstanding awards, such unvested awards may be canceled. The 2007 Long-Term Equity Incentive Plan provides that if there is a "change in control," and a participant is terminated other than for "cause" within one year after such "change in control," all of the participant's options will become fully vested and exercisable upon such termination and will remain so for up to one year after the date of termination, but in no event after the expiration date of the options. In addition, the Compensation Committee has the authority to grant options that become fully vested and exercisable automatically upon a "change in control," whether or not the grantee is subsequently terminated.

For additional information concerning severance and change in control benefits, see "—Severance and Change in Control Benefits" below.

Perquisites and Other Compensation

During the year ended December 31, 2006, certain of our named executive officers received reimbursement of up to $75,000 for moving expenses, use of a corporate apartment and, in the case of the Chief Executive Officer, a tax "gross up" payment with respect to reimbursement of moving expenses. See "—Employment Agreements" below.

In addition, prior to adopting the 2003 Stock Incentive Plan, we allowed certain employees to purchase shares of restricted stock at a price equal to the fair market value on the date of purchase. The number of shares of restricted stock available for purchase by each employee was determined by the Board of Directors based upon the employees' position and expected contribution to us. The restricted stock was subject to a defined vesting period which if not met, resulted in forfeiture of the shares of restricted stock.

In 2007 none of our named executive officers received a material amount perquisite or other similar compensation, however, we intend to continue to maintain executive benefits and perquisites for officers, and, the Compensation Committee may in its discretion revise, amend or increase named executive officers' perquisites as it deems advisable. We believe these benefits and perquisites are currently not above median competitive levels for comparable companies and are beneficial in attracting and retaining executive talent.

In 2008 none of our named executive officers received a material amount perquisite or other similar compensation, however, we intend to continue to maintain executive benefits and perquisites for officers, and, the Compensation Committee may in its discretion revise, amend or increase named executive officers' perquisites as it deems advisable. We believe these benefits and perquisites are currently not above median competitive levels for comparable companies and are beneficial in attracting and retaining executive talent.

Retirement Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following 60 days of employment. The 401(k) plan permits us to make cash profit sharing contributions to eligible participants of 2.5%. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives, other than our common stock, according to the participants' directions. All employee contributions are 100% vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. We believe that offering a 401(k) retirement plan increases our ability to attract and retain the best possible executive talent.

Differences in Compensation

Between our named executive officers there are variances in both the amount and the mix of compensation. Generally, the differences reflect the level of responsibility and the experience of the named executive officer. In addition, compensation can differ based on differences in the timing risk associated with the named executive officer joining us. For example, employees joining a more mature company may receive a lower overall compensation package because the risk of joining such a company as compared to an early stage venture is much lower. Among our named executive officers, the compensation differences are not significant and largely reflect the differences in overall responsibility, with Mr. Wren, our Chief Executive Officer, paid at the highest pay scale, including his receipt of the largest stock option grant in 2006 and 2008, reflective of his greater responsibility. Our next two named executives, Dr. Saboo and Mr. Junkroski, had similar base salaries and similar target bonus levels for 2007 and 2008. Their option grants and cash bonus amounts were also similar during that time. Mr. Monto's base salary and target bonus level for 2008 reflect his tenure as an executive officer of the Company.

Role of Executive Officers in Executive Compensation

The Compensation Committee determines the compensation payable to each of the named executive officers as well as the compensation of the members of the Board of Directors. The Compensation Committee determines the compensation paid to each of our named executive officers based upon various factors and sources of information, including recommendations of management. See "—Overview of Compensation Methodology" and "—Elements of Compensation" above. No member of our management, including our named executive officers, provides recommendations to the Compensation Committee with respect to his or her own compensation. Our Board of Directors reviews and ratifies the actions of the Compensation Committee.

Employment Agreements

Effective February 6, 2006, Mr. Wren was appointed our President and Chief Executive Officer and James Hynes, our then President, Chief Executive Officer and Chairman of the Board, assumed the role of Executive Chairman of the Board of Directors. In October 2006, Mr. Hynes' title was changed to Chairman of the Board of Directors. We entered into employment agreements with each of our named executive officers in 2006 except for Mr. Monto. Mr. Monto entered into an employment agreement with the Company in connection with his appointment as our General Counsel and Corporate Secretary in February of 2008.

The employment agreements for each of our named executive officers, except for Mr. Monto's, are four years in duration. Mr. Monto's employment agreement is two years in duration. Except for Mr. Monto's employment agreement, each employment agreement provides for an annual salary and a discretionary annual incentive cash bonus and/or equity awards up to 40% of the named executive officer's base salary during the first year of employment. Mr. Monto's employment agreement provides for an annual salary and a discretionary annual incentive cash bonus and/or equity awards up to 35% of his base salary during the first year of employment. In subsequent years, the amount of annual incentive cash and/or equity award bonus is subject to determination by our Board of Directors without limitation on the amount of the award. Each of the agreements provides for a severance payment over a prescribed term in the event the named executive is terminated without cause, including if his duties are materially changed in connection with a change of control. Each agreement also provides that no severance payment is due in the event of termination with cause, which includes termination for willful misconduct, conviction of a felony, dishonesty or fraud. Each agreement further contains an agreement by the named executive officer not to compete with us for a defined term equal in length to the applicable severance payment in the respective employment agreement, which we feel is reasonable and consistent with industry guidelines.

Rian Wren. We have entered into an employment agreement with Mr. Wren, dated February 6, 2006, under which Mr. Wren has agreed to serve as our President and Chief Executive Officer. Pursuant to the terms of the agreement, Mr. Wren's salary for 2007 was $300,000, for 2008 was $350,000, and effective on January 1, 2009, Mr. Wren's annual salary was increased to $420,000. If Mr. Wren's employment is terminated by us without cause or terminated by Mr. Wren for good reason, we are obligated to pay to Mr. Wren any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to 12 months' base salary at the salary rate in effect on the date of termination. If Mr. Wren's employment is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Wren any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twenty-four months' base salary at the salary rate in effect on the date of termination. In the event Mr. Wren dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Wren any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through (i) the second anniversary of the date of Mr. Wren's termination or material change in responsibilities, in the event he is terminated within six months of a change of control or his responsibilities are materially diminished within six month of such change of control or (ii) the first anniversary of the date of Mr. Wren's termination in the event his employment is terminated in any other circumstance, Mr. Wren is prohibited from directly or indirectly competing with us.

Robert Junkroski. We have entered into an employment agreement with Mr. Junkroski, dated May 9, 2006, under which Mr. Junkroski has agreed to serve as our Chief Financial Officer. Pursuant to the terms of the agreement, Mr. Junkroski's salary for 2007 was $240,000, for 2008 it was $252,000, and effective on January 1, 2009 Mr. Junkroski's annual salary was increased to $272,000. If Mr. Junkroski's employment is terminated by us without cause, terminated by Mr. Junkroski for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Junkroski any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months' base salary at the salary rate in effect on the date of termination. In the event Mr. Junkroski dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Junkroski any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Junkroski's termination, Mr. Junkroski is prohibited from directly or indirectly competing with us.

Surendra Saboo. We have entered into an employment agreement with Dr. Saboo, dated May 9, 2006, under which Dr. Saboo has agreed to serve as our Executive Vice President and Chief Operating Officer. The agreement provides that Dr. Saboo shall be paid an annual salary of $215,000 for the year ending December 31, 2006. Dr. Saboo's salary for 2007 was $240,000, for 2008 it was $260,000, and effective on January 1, 2009, Dr. Saboo's annual salary was increased to $290,000. The agreement further provided that Dr. Saboo shall receive reimbursement of up to $75,000 for moving expenses plus use of a corporate apartment until September

2006. If Dr. Saboo's employment is terminated by us without cause, terminated by Dr. Saboo for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Dr. Saboo any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to 12 months' base salary at the salary rate in effect on the date of termination. In the event Dr. Saboo dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Dr. Saboo any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Dr. Saboo termination, Dr. Saboo is prohibited from directly or indirectly competing with us.

Richard Monto. We have entered into an employment agreement with Mr. Monto, dated February 5, 2008, under which Mr. Monto has agreed to serve as our General Counsel and Corporate Secretary. Pursuant to the terms of the agreement, Mr. Monto's salary for 2008 was $182,500, and effective on January 1, 2009 Mr. Monto's annual salary was increased to $218,000. If Mr. Monto's employment is terminated by us without cause, terminated by Mr. Monto for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Monto any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months' base salary at the salary rate in effect on the date of termination. In the event Mr. Monto dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Monto any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Monto's termination, Mr. Monto is prohibited from directly or indirectly competing with us.

David Lopez. We have entered into an employment agreement with Mr. Lopez, dated November 3, 2006, under which Mr. Lopez has agreed to serve as our Senior Vice President of Sales. The agreement provides that Mr. Lopez shall be paid an annual salary of $155,250 for the year ending December 31, 2006, subject to adjustment no less than annually at the discretion of the Board of Directors beginning June 2007, but in no event will the base salary be reduced. In 2007, Mr. Lopez's annual salary was increased to $159,000. In 2008, Mr. Lopez's annual salary was increased to $171,164. His annual salary remains the same in 2009, subject to any subsequent adjustments. If Mr. Lopez's employment is terminated by us without cause, terminated by Mr. Lopez for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Lopez any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to 12 months' base salary at the salary rate in effect on the date of termination, but in no event less than $185,000. In the event Mr. Lopez dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Lopez any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Lopez's termination, Mr. Lopez is prohibited from directly or indirectly competing with us.

Compensation Mix

The Compensation Committee carefully determines the mix of compensation, both among short and long-term compensation and cash and non-cash compensation, to determine compensation structures that we believe are appropriate for each of our named executive officers. We use short-term compensation (base salaries and annual cash bonuses) and long-term compensation (options and restricted stock awards) to encourage long-term growth in shareholder value and further our additional objectives discussed above. See "—Overview of Compensation Methodology" above. The mix of cash and non-cash compensation may sometimes be adjusted to reflect an individual's need for current cash compensation. Base salary typically has constituted a minority position of the total compensation of our named executive officers. We set some salary to provide adequate compensation to support a reasonable standard of living, so that our named executive officers are prepared to have "at risk" compensation awarded under our 2003 Stock Incentive Plan and 2007 Long-Term Incentive Plan. The summary compensation table below illustrates the long and short-term and cash and non-cash components of compensation.

Stock Ownership Guidelines

We do not have any stock ownership guidelines for our directors or named executive officers. We have a policy which requires that our directors and executive officers do not participate in short-swing trading, short selling or entering into any derivative securities related to their ownership of our common stock.

Accounting and Tax Considerations

The Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1 million that is paid to certain individuals.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's 2008 Annual Report on Form 10-K and this proxy statement.

The Compensation Committee
Dixon Doll, *Chairman*
Peter Barris
G. Edward Evans

Summary Compensation Table

The following Summary Compensation Table sets forth the information concerning the 2008, 2007 and 2006 compensation of our CEO, CFO and other named executive officers in 2007.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Option Awards[3]	Non-Equity Incentive Plan Compensation	Changes in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[4]	Total
Rian Wren[5]									
Chief Executive Officer	2008	$350,000	$270,000	$—	$703,421	$—	$—	$ 6,942	$1,330,363
	2007	$300,000	$225,000	$—	$269,525	$—	$—	$	$ 794,525
	2006	$221,154	$100,000	$—	$198,291	$—	$—	$118,554	$ 637,999
Robert Junkroski									
Chief Financial Officer	2008	$252,000	$180,000	$—	$239,467	$—	$—	$ 5,750	$ 677,217
	2007	$240,000	$170,400	$—	$ 19,481	$—	$—	$ 2,038	$ 431,919
	2006	$220,169	$ 90,300	$—	$ 6,672	$—	$—	$ —	$ 317,141
Richard Monto[6]									
Corporate Secretary and General Counsel	2008	$182,500	$140,000	$—	$190,180	$—	$—	$ 4,410	$ 517,090
	2007	$139,483	$ 50,000	$—	$ 14,678	$—	$—	$ —	$ 204,161
	2006	$ —	$ —	$—	$ —	$—	$—	$ —	$ —
Surendra Saboo[7]									
Chief Operating Officer and Executive Vice President ...	2008	$260,000	$200,000	$—	$387,440	$—	$—	$ 5,750	$ 853,190
	2007	$240,000	$175,200	$—	$ 93,795	$—	$—	$ 1,806	$ 510,801
	2006	$136,443	$ 65,000	$—	$ 52,037	$—	$—	$ 14,659	$ 268,139
David Lopez									
Senior Vice President—Sales	2008	$171,164	$170,000	$—	$114,867	$—	$—	$ 7,590	$ 463,621
	2007	$159,000	$175,000	$—	$ 19,507	$—	$—	$ —	$ 353,507
	2006	$152,524	$ 93,388	$—	$ 3,740	$—	$—	$ —	$ 249,652

(1) Represents the dollar value of the base salary earned during 2008, 2007 and 2006, respectively.

(2) Represents the dollar value of the bonus earned during 2008, 2007 and 2006, respectively.

(3) With the exception of ignoring the impact of the forfeiture rate, these amounts represent the dollar amount recognized by us for financial reporting purposes, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), related to grants of restricted stock and options to each individual named executive officer listed above. These amounts do not represent the actual amounts paid to or realized by the named executive officers during 2008, 2007 or 2006. The SFAS 123R value is recognized as an expense over the service period using the accelerated method under SFAS 123R.

The following table includes the assumptions used to calculate the compensation expense reported for 2008, 2007 and 2006 on a grant by grant basis for the named executive officers listed above.

			Options		Assumptions			Expenses		
Name	Grant Date	Restricted Stock Units (#)[(a)]	Number Granted (#)	Exercise Price ($)	Expected Life (Years)	Risk-Free Interest Rate (%)	Dividend Yield (%)	2008 ($)	2007 ($)	2006 ($)
Rian Wren	2/6/2006	—	864,000	1.17	10.0	4.72	0.0	123,865	130,326	166,990
	10/11/2006	—	250,000	3.68	10.0	4.78	0.0	139,706	139,199	31,301
	4/22/2008		300,000	17.90	6.5	3.29	0.0	439,850	—	—
Robert Junkroski	11/8/2004	172,400	—	N/A	—	—	—	—	—	—
	8/29/2006	—	50,000	2.56	10.0	4.88	0.0	19,538	19,481	6,672
	4/22/2008	—	150,000	17.90	6.5	3.29	0.0	219,929	—	—
Richard Monto	4/26/2007	—	35,000	4.14	10.0	4.69	0.0	21,572	14,678	—
	4/22/2008	—	115,000	17.90	6.5	3.29	0.0	168,608	—	—
Surendra Saboo	5/8/2006	—	325,000	1.33	10.0	5.11	0.0	64,903	65,573	42,027
	8/29/2006	—	75,000	2.56	10.0	4.88	0.0	29,306	29,222	10,010
	4/22/2008	—	200,000	17.90	6.5	3.29	0.0	293,231	—	—
David Lopez	10/23/2006	—	35,000	3.68	10.0	4.78	0.0	19,568	19,507	3,740
	11/28/2008	77,600	—	N/A	—	—	—	—	—	—
	4/22/2008	—	65,000	17.90	6.5	3.29	0.0	95,299	—	—

(a) The dollar amount recognized by us for financial reporting purposes, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2007), Share Based Payment (SFAS 123R) for each of the restricted stock awards below was recognized in full on our financial statements in the year of the grant.

For an additional discussion of the assumptions used for purposes of determining stock-based compensation during 2008 see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation," and note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(4) The following table provides information regarding the value of other compensation, benefits and perquisites provided to named executive officers in 2006, 2007 and 2008.

All Other Compensation Table

Name	Year	Relocation Expenses[(a)] ($)	Company Contribution to 401(k) Plan[(b)] ($)	Total ($)
Rian Wren	2008	—	6,942	6,942
	2007	—	—	—
	2006	118,554	—	118,554
Robert Junkroski	2008	—	5,750	5,750
	2007	—	2,038	2,038
	2006	—	—	—
Richard Monto	2008	—	4,410	4,410
	2007	—	—	—
	2006	—	—	—
Surendra Saboo	2008	—	5,750	5,750
	2007	—	1,806	1,806
	2006	14,569	—	14,569
David Lopez	2008	—	7,590	7,590
	2007	—	—	—
	2006	—	—	—

(a) For Mr. Wren, amounts consist of (i) $48,750 for reimbursement of moving expenses and closing costs associated with the sale of Mr. Wren's home in New Jersey in 2006, (ii) $27,767 related to the use of a corporate apartment in Chicago, Illinois from February until September 2006 and (iii) $42,037 to reimburse Mr. Wren for certain federal and state taxes associated with the foregoing relocation expenses. For Dr. Saboo, the amount consists primarily of reimbursement of approximately $13,926 for moving expenses and the use of a corporate apartment from May until September 2006.

(b) Under our 401(k) plan, we are permitted to make sharing profit sharing contributions to each eligible participant. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. All employee contributions are 100% vested.

(5) Mr. Wren joined us in February of 2006.

(6) Mr. Monto became our General Counsel effective February 5, 2008.

(7) Dr. Saboo joined us in May of 2006.

Grants of Plan-Based Awards

The following table provides information regarding estimated possible payouts for grants of plan based awards granted under our 2007 Long Term Equity Incentive Plan during 2008:

Name and Principal Position	Grant Date	All Other Stock Awards: Number of Shares of Stocks or Units	Number of Securities Underlying All Other Option Awards: Options	Exercise or Base Price Option Awards ($)[1]	Grant Date Fair Value of Stock and Option Awards[2]
Rian Wren	4/22/2008	—	300,000	17.90	2,535,210.00
Robert Junkroski	4/22/2008	—	150,000	17.90	1,267,605.00
Richard Monto	4/22/2008	—	115,000	17.90	971,830.50
Surendra Saboo	4/22/2008	—	200,000	17.90	1,690,140.00
David Lopez	4/22/2008	—	65,000	17.90	549,295.50

(1) Represents the closing price of our common stock on The NASDAQ Global Market on the date of grant.

(2) Represents the fair value, computed in accordance with FAS 123R, with respect to options awarded on April 22, 2008.

Outstanding Equity Awards at Year End

The following table summarizes equity awards granted to our CEO, CFO and other named executive officers that were outstanding at December 31, 2008.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#)					
Name	Exercisable	Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Rian Wren	231,440	224,012[b]	1.17	2/6/2016	—	—
	135,416	114,584[a]	3.68	10/11/2016	—	—
	—	300,000[f]	17.90	4/22/2018	—	—
Robert Junkroski	29,166	20,834[c]	2.56	8/29/2016	—	—
		150,000[f]	17.90	4/22/2018	—	—
Richard Monto	2,750	26,250[c]	4.14	4/26/2017	—	—
	—	115,000[f]	17.90	4/22/2018	—	—
Surendra Saboo	771	115,105[d]	1.33	5/9/2016	—	—
	42,219	31,251[c]	2.56	8/29/2016	—	—
	—	200,000[f]	17.90	4/22/2018	—	—
David Lopez	2,750	17,500[e]	3.68	10/23/2016	—	—
	—	65,000[f]	17.90	4/22/2018	—	—

(1) Represents, on an award-by-award basis, the number of shares of common stock underlying unexercised options held by our named executive officers that were outstanding as of December 31, 2008. Prior to 2006, our named executive officers were not awarded stock options. The vesting schedules of the outstanding unvested option awards are listed below:

(a) Represents the outstanding unvested portion of the original options granted on October 11, 2006 as of the end of 2008. One quarter of these options vested on the first anniversary date of the option grant, with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months.

(b) Represents the outstanding unvested portion of the original options granted on February 6, 2006 as of the end of 2008. One third of these options vested on the first anniversary of the grant date, with the remaining two thirds vesting on a monthly basis over the subsequent 36 months.

(c) Represents the outstanding unvested portion of the original options granted on August 29, 2006 as of the end of 2008. One quarter of these options vested on the first anniversary date of the option grant with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months.

(d) Represents the outstanding unvested portion of the original options granted on May 9, 2006 as of the end of 2008. One quarter of these options vested on the first anniversary date of the option grant with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months.

(e) Represents the outstanding unvested portion of the original options granted on October 23, 2006 as of the end of 2008. One quarter of these options vested on the first anniversary date of the option grant with the remaining three quarters of the options vesting annually on each anniversary of the grant date.

(f) Represents the outstanding unvested portion of the original options granted on April 22, 2008 as of the end of 2008. One quarter of these options will vest on the first anniversary date of the option grant with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months.

Option Exercises and Stock Vested

With respect to our CEO, CFO and other named executive officers, the following table provides information concerning restricted stock awards that vested during 2008.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1]
Rian Wren	408,548	$6,824,051	—	—
Robert Junkroski	—	$ —	16,000	$296,640
Richard Monto	6,000	$ 94,500	—	—
Surendra Saboo	210,654	$3,390,190	—	—
David Lopez	14,750	$ 189,064	21,250	$393,975

(1) Reflects the aggregate dollar amount deemed to be realized upon vesting by multiplying the number of shares of our common stock vested by the estimated market value of our common stock as of the vesting date of September 30, 2008. For information regarding the market value of our common stock for periods prior to our initial public offering see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation" in our Annual Report on Form 10-K for the year ended December 31, 2008.

Potential Payments Upon Termination

In the event a named executive officer was terminated (i) by the Company without cause or (ii) by the named executive officer for good reason, such officer would be entitled to (a) cash payments of any unpaid base salary through the date of termination and any accrued vacation pay and severance pay equal to 12 months' base salary and (b) in certain cases, accelerated vesting of outstanding stock options and restricted stock, as the case may be.

Cash Payment

If a named executive officer was terminated or resigned as set forth above at December 31, 2008, the following individuals would be entitled to cash payments in the amounts set forth opposite their name in the table below:

Name	Cash Payment
Rian Wren	$414,061.77
Robert Junkroski	$301,001.81
Richard Monto	$194,294.90
Surendra Saboo	$306,123.75
David Lopez	$220,268.97

Equity Awards

If a named executive officer was terminated as set forth above at December 31, 2008, the applicable officer could be entitled to accelerated vesting of his outstanding stock options or restricted stock, as the case may be, as set forth opposite their name in the table below:

Name	Value of Equity Awards: Termination Without Cause or for Good Reason(1)
Rian Wren	96,480 options become vested at an exercise price of $1.17 per share. 31,249.98 options become vested at an exercise price of $3.68 per share. 87,500 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008). The value of these options was $1,843,898.75 as of December 31, 2008.
Robert Junkroski	6,249.96 options become vested at an exercise price of $2.56 per share. 43,750 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008). The value of these options was $85,374.45 as of December 31, 2008.
Richard Monto	43,125 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008).
Surendra Saboo	40,624.98 options become vested at an exercise price of $1.33 per share. 9,375 options become vested at an exercise price of $2.56 per share. 58,333.33 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008). The value of these options was $732,968.45 as of December 31, 2008.
David Lopez	No accelerated vesting.

(1) The value of options reflected in the table above was calculated by multiplying the number of shares of common stock underlying stock options assumed accelerated as of December 31, 2008 by the amount the value of our stock as of December 31, 2008 ($16.22) exceeded the exercise price of such accelerated stock options (i.e., the amount by which such stock option was "in the money" as of December 31, 2008).

Potential Payments Upon a Change of Control and Termination

Equity Awards

Following a change of control at December 31, 2008, the following named executive officers could be entitled to accelerated vesting of their outstanding stock options or restricted stock, as the case may be, as set forth opposite their name in the table below:

Name	Value of Equity Awards: In Connection with Change of Control[1]
Rian Wren	112,560 options become vested at an exercise price of $1.17 per share. 57,291.69 options become vested at an exercise price of $3.68 per share. 150,000 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008). The value of these options was $2,412,465.79 as of December 31, 2008.
Robert Junkroski	10,416.72 options become vested at an exercise price of $2.56 per share. 75,000 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008). The value of these options was $142,292.40 as of December 31, 2008.
Richard Monto	57,500 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008).
Surendra Saboo	57,552.12 options become vested at an exercise price of $1.33 per share. 24,994 options become vested at an exercise price of $2.56 per share. 100,000 options become vested at an exercise price of $17.90 per share (which were not "in the money" as of December 31, 2008). The value of these options was $1,198,369.03 as of December 31, 2008.
David Lopez	No accelerated vesting.

(1) The value of options reflected in the table above was calculated by multiplying the number of shares of common stock underlying stock options assumed accelerated as of December 31, 2008 by the amount the value of our stock as of December 31, 2008 ($16.22) exceeded the exercise price of such accelerated stock options (i.e., the amount by which such stock option was "in the money" as of December 31, 2008).

"Change of control" for purposes of the 2003 Stock Incentive Plan is any transaction or series of related transactions whether by consolidation, merger, sale or issuance of equity securities, or sale or transfer of all or substantially all of our assets, or otherwise, that results in our equity holders immediately prior to such transaction or series of transactions owning less than 50% of the equity or voting power of the surviving entity, or controlling less than 50% of our assets, thereafter.

"Change of control" for purposes of the 2007 Long-Term Equity Incentive Plan means the occurrence of one of the following events:

(i) if any "person" or "group" as those terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successors thereto, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act or any successor thereto), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities;

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof;

(iii) consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in all or a portion of the voting securities of the

Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) by which the corporate existence of the Company is not affected and following which the Company's chief executive officer and directors retain their positions with the Company (and constitute at least a majority of the Board); or

(iv) consummation of a plan of complete liquidation of the Company or a sale or disposition by the Company of all or substantially all the Company's assets.

In the event the following named executive officers are terminated in connection with a change of control, certain of their unvested options and restricted stock will be accelerated as set forth below:

Mr. Wren. In the event Mr. Wren is terminated without cause (as defined in his employment agreement) within six months following a change of control (as defined in the 2003 Stock Incentive Plan), the balance of certain unvested options will become fully vested, which at December 31, 2008 would result in (i) an additional 112,560 options vesting at an exercise price of $1.17 per share and (ii) an additional 57,291.69 options vesting at an exercise price of $3.68 per share. Additionally, in the event Mr. Wren is terminated without cause within one year after a change of control (as defined in the 2007 Long-Term Equity Incentive Plan), the balance of certain other unvested options will become fully vested, which at December 31, 2008 would result in an additional 150,000 options vesting at an exercise price of $17.90 per share. The value of these options was $2,412,465.79 as of December 31, 2008.

Mr. Junkroski. In the event Mr. Junkroski is terminated without cause (as defined in his employment agreement) within six months following a change of control (as defined in the 2003 Stock Incentive Plan), the balance of certain unvested options will become fully vested, which at December 31, 2008 would result in an additional 10,416.72 options vesting at an exercise price of $2.56 per share. Additionally, in the event Mr. Junkroski is terminated without cause within one year after a change of control (as defined in the 2007 Long-Term Equity Incentive Plan), the balance of certain other unvested options will become fully vested, which at December 31, 2008 would result in an additional 75,000 options vesting at an exercise price of $17.90 per share. The value of these options was $142,292.40 as of December 31, 2008.

Mr. Monto. In the event Mr. Monto is terminated without cause (as defined in his employment agreement) within one year following a change of control (as defined in the 2007 Long-Term Equity Incentive Plan), the balance of certain unvested options will become fully vested, which at December 31, 2008 would result in an additional 57,500 options vesting at an exercise price of $17.90 per share. These options were not "in the money" as of December 31, 2008.

Dr. Saboo. In the event Dr. Saboo is terminated without cause (as defined in his employment agreement) within six months following a change of control (as defined in the 2003 Stock Incentive Plan), the balance of certain unvested options will become fully vested, which at December 31, 2008 would result in (i) an additional 57,552.12 options vesting at an exercise price of $1.33 per share and (ii) an additional 24,994 options vesting at an exercise price of $2.56 per share. Additionally, in the event Dr. Saboo is terminated without cause within one year after a change of control (as defined in the 2007 Long-Term Equity Incentive Plan), the balance of certain other unvested options will become fully vested, which at December 31, 2008 would result in an additional 100,000 options vesting at an exercise price of $17.90 per share. The value of these options was $1,198,369.03 as of December 31, 2008.

Mr. Lopez. In the event Mr. Lopez is terminated without cause (as defined in his employment agreement) within one year following a change of control (as defined in the 2007 Long-Term Equity Incentive Plan), the balance of certain unvested options will become fully vested, which at December 31, 2008 would result in an additional 65,000 options vesting at an exercise price of $17.90 per share. These options were not "in the money" as of December 31, 2008.

Cash Payment

Following a change in control and the named executive officer is either terminated by the surviving company or his or her responsibilities are materially diminished within six months by the surviving company at December 31, 2008, the following individuals would be entitled to cash payments in the amounts set forth opposite their name in the table below:

Name	Cash Payment
Rian Wren	$764,061.77
Robert Junkroski	$301,001.81
Richard Monto	$194,294.90
Surendra Saboo	$306,123.75
David Lopez	$220,268.97

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans sponsored by us. The Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests. See "—Elements of Compensation—Retirement Plan" for a description of the 401(k) retirement plan which we maintain.

Non-Employee Director Compensation and Benefits

The following table summarizes our estimate of the compensation that our non-employee directors earned for services as members of our Board of Directors or any committee thereof during 2008, including amounts for meetings through December 31, 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards($)(2)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James Hynes	60,000(a)	—	39,118	—	—	—	99,118
Dixon Doll	—	—	39,118	—	—	—	39,118
Peter Barris	—	—	39,118	—	—	—	39,118
Robert Hawk	32,500(b)	—	39,118	—	—	—	71,618
Lawrence Ingeneri	40,000(c)	—	39,118	—	—	—	79,118
G. Edward Evans	4,167	—	18,701	—	—	—	22,868

(1) Reflects annual fees paid to our non-employee directors for their Board service during 2008.

(a) Reflects an annual retainer paid to Mr. Hynes in consideration of his Board service.

(b) Reflects fees of $25,000 and $7,500 in respect of Mr. Hawk's Board service and in connection with his being Chairman of our Nominating and Corporate Governance Committee, respectively.

(c) Reflects fees of $25,000 and $15,000 in respect of Mr. Ingeneri's Board service and in connection with his being Chairman of our Audit Committee, respectively.

(d) Reflects pro rated fees of $4,167 in respect of Mr. Evans' Board service beginning October 30, 2008.

(2) With the exception of ignoring the impact of the forfeiture rate, these amounts represent the dollar amount recognized by us for financial reporting purposes, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R), related to grants of restricted stock and options to each director listed above. These amounts do not represent the actual amounts paid to or realized by the directors during 2008. The SFAS 123R value is recognized as an expense over the service period using the accelerated method under SFAS 123R.

The following table includes the assumptions used to calculate the compensation expense reported for 2008 on a grant by grant basis for the directors listed above.

		Options		Assumptions			
Name	**Grant Date**	**Shares Granted (#)**	**Exercise Price ($)**	**Expected Life (Years)**	**Risk-Free Interest Rate (%)**	**Dividend Yield (%)**	**2008 Expense ($)**
James Hynes	10/11/2006	70,000	3.68	10.0	4.78	0.0	39,118
Dixon Doll	10/11/2006	70,000	3.68	10.0	4.78	0.0	39,118
Peter Barris	10/11/2006	70,000	3.68	10.0	4.78	0.0	39,118
Robert Hawk	10/11/2006	70,000	3.68	10.0	4.78	0.0	39,118
Lawrence Ingeneri	10/11/2006	70,000	3.68	10.0	4.78	0.0	39,118
G. Edward Evans	10/30/2008	50,000	17.60	6.3	3.30	0.0	18,701

For an additional discussion of the assumptions used for purposes of determining stock-based compensation during 2008 see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation," and note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(3) The aggregate number of shares subject to option awards (representing unexercised option awards—both exercisable and unexercisable) and unvested shares of restricted stock awards held by each non-employee director at December 31, 2008 is as follows:

	Number of Shares Subject to Option Awards (Exercisable and Unexercisable) Held as of December 31, 2008 (#)	**Number of Shares Restricted Stock Awards (Unvested) Held as of December 31, 2008 (#)[a]**
James Hynes	70,000[b]	—
Dixon Doll	—	32,084[c]
Peter Barris	70,000[b]	—
Robert Hawk	70,000[b]	—
Lawrence Ingeneri	70,000[b]	—
G. Edward Evans	50,000[d]	—

(a) The dollar amount recognized by us for financial reporting purposes, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2007), Share Based Payment (SFAS 123R) for each of the restricted stock awards below was recognized in full on our financial statements in the year of the grant.

(b) One quarter of the options to which this note relates vested on October 11, 2007, with the remaining options vesting on a monthly basis over the subsequent 36 months.
(c) These shares will vest over the subsequent 22 months.
(d) One quarter of the options to which this note relates will vest on October 30, 2009, with the remaining options vesting on a monthly basis over the subsequent 36 months.

Director compensation is reviewed annually by the Compensation Committee and, except as described above, paid quarterly. In addition, directors are reimbursed for their business expenses related to their attendance at Board and committee meetings, including room, meals and transportation to and from Board and committee meetings (e.g., commercial flights, cars and parking).

Limitations on Liability and Indemnification Matters

As permitted by the Delaware General Corporation Law, we adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. However, these provisions do not eliminate or limit the liability of any of our directors for:

- any breach of the director's duty of loyalty to us or our shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware General Corporation Law, which related to unlawful payments or dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, the certificate of incorporation provides that we must indemnify our directors, officers and certain other agents to the fullest extent permitted under Delaware law, and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we have and may in the future enter into separate indemnification agreements with each of our directors and named executive officers which is broader than the specific indemnification provisions contained in our certificate of incorporation. These indemnification obligations may require us, among other things, to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors' and Officers' Insurance

We currently maintain a directors' and officers' liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of our initial public offering, our Board of Directors adopted a statement of policy relating to the Audit Committee's review and approval of transactions with related persons that are required to be disclosed in proxy statements by SEC regulations, which we refer to as "related person transactions." A "related person" is defined under the applicable SEC regulation and includes our directors, executive officers, and 5% or more beneficial owners of our common stock. The Audit Committee administers procedures adopted by our Board of Directors with respect to related person transactions and reviews all such transactions. At times, it may be advisable to initiate a transaction before the Audit Committee has evaluated it, or a transaction may begin before discovery of a related person's participation. In such instances, management consults with the Chairman of the Audit Committee to determine the appropriate course of action, which may include the Audit Committee's subsequent ratification of such transaction. Approval or ratification of a related person transaction requires the affirmative vote of the majority of disinterested directors on the Audit Committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. In approving or ratifying any related person transaction, the Audit Committee shall consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: the benefits to us; the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. The Audit Committee periodically reports on its activities to the Board of Directors.

Amended and Restated Stockholders' Agreement

On November 19, 2004, we entered into an Amended and Restated Stockholders' Agreement, among DCM III, DCM III-A, DCM Affiliates Fund, New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners, II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert Hawk, Ed Greenberg, Joseph Onstott, Elizabeth Ann Petty, Doreen Kluber, Louise D'Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Robert C. Atkinson, David Weisman, Joseph Tighe, Robert M. Junkroski, Lawrence M. Ingeneri, C. Ann Brown, John Barnicle and Ronald W. Gavillet (the "Investors") and certain of our other then existing common stockholders (the "Other Stockholders"). This agreement terminated upon the closing of our initial public offering. Prior to our initial public offering, the parties thereunder agreed to nominate and use their reasonable best efforts to set the number of our directors at five and to cause to be elected and cause to remain as directors on our Board:

- two directors designated by the holders of a majority of the common stock (voting together as a single class);
- two directors, one of whom designated by DCM III or its affiliates, and one designated by NEA 10 or its affiliates; and
- one independent director designated by mutual agreement of, on the one hand, the holders of a majority of our then outstanding preferred stock (voting together as a single class), and on the other hand, the holders of a majority of our then outstanding common stock (voting together as a single class).

Second Amended and Restated Registration Rights Agreement

On November 19, 2004, we entered into a Second Amended and Restated Registration Rights Agreement with the Investors and the Other Stockholders. Pursuant to the Second Amended and Restricted Rights Agreement, the Investors and the Other Stockholders have, subject to certain conditions and exceptions, piggyback rights to include the resale of their shares on any registration statement we file with respect to an offering of securities and demand rights to require us to file a registration statement for resale of their securities.

Subject to certain terms and conditions, we have agreed to pay the registration expenses of the stockholders selling their shares of our common stock pursuant to the Second Amended and Restated Registration Rights Agreement, including, but not limited to, the payment of federal securities law and state blue sky registration fees and the reasonable fees and expenses of legal counsel to the holders of shares subject to the Second Amended and Restated Registration Rights Agreement and fees and disbursements to underwriters. We have agreed to indemnify selling shareholders for certain violations of federal or state securities laws in connection with any registration statement in which such selling shareholders sell shares of our common stock pursuant to the Second Amended and Restated Registration Rights Agreement. Each such selling shareholder in turn has agreed to indemnify us and any other selling shareholder for federal or state securities law violations that occur in reliance upon written information provided by it for use in a registration statement.

Each party to the Second Amended and Restated Registration Rights Agreement has registration rights under the agreement until the earlier of the fifth anniversary of our initial public offering or the date on which all such securities may be sold without regard to the provisions of Rule 144 of the Securities Act concerning volume limitations, notice and manner of sale and public availability of information.

Board of Directors, Management Rights Agreements and Observation Rights Agreements

Dr. Dixon Doll has served as a member of our Board of Directors since 2003, and is the co-founder of DCM, an affiliate of DCM III, DCM III-A, and DCM Affiliates Fund, which collectively held a greater than 5% interest in our common stock prior to our public offering and during 2008.

Mr. Peter Barris has served as a member of our Board of Directors since 2003, and is currently the Managing General Partner of New Enterprise Associates, an affiliate of NEA 10, which held a greater than 5% interest in our common stock prior to our public offering and during 2008.

Vonage Holdings Corp.'s Transactions with our Company

Vonage Holdings Corp. ("Vonage") purchases access from our Company to terminate certain of their customer's domestic phone calls. In 2008, Vonage paid the Company $2.7 million for these services. Affiliates of New Enterprise Associates, a holder of more than 5% of Vonage's voting capital stock, held a greater than 5% interest in our common stock prior to our public offering and during 2008. In addition, Peter Barris, who is a member of the board of directors of Vonage and is a general partner of New Enterprise Associates, also serves as a member of our Board of Directors.

Rule 10b5-1 Trading Plans

During 2008 certain of our named executive officers and directors and other officers adopted written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. In 2009, certain of our named executive officers adopted additional Rule 10b-1 plans. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from such director or executive officer. Any director or executive officer party to such plan may amend or terminate it in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has appointed Deloitte & Touche LLP as Neutral Tandem's independent registered public accounting firm for the year ending December 31, 2009. Stockholders are being asked to ratify the appointment of Deloitte & Touche LLP at the annual meeting pursuant to Proposal No. 2.

The following table shows the fees paid or accrued by Neutral Tandem for audit and other services provided by Deloitte & Touche LLP for years 2008 and 2007.

	2008	2007
Audit Fees(1) ($)	565,000	264,000
Audit-Related Fees(2) ($)	150,000	933,000
Tax Fees(3) ($)	91,000	67,000
All Other Fees(4) ($)	4,000	4,000
Other ($)	810,000	1,268,000

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and the review of our quarterly financial statements, including related services such as comfort letters, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

(2) In 2007, the amount includes fees billed for work performed in connection with the initial public offering of our common stock, which was completed in November and work performed related to our compliance with the Sarbanes-Oxley Act of 2002. In 2008, the amount includes fees billed for work in connection with our secondary offering, which was completed in April.

(3) Tax fees represent fees billed for professional services provided in connection with tax compliance, tax advice and tax planning.

(4) All other fees represent a subscription fee for an on-line research service providing access to accounting literature.

The Audit Committee has adopted a policy of pre-approval of audit and permitted non-audit services by our independent registered public accounting firm. The Chairman of the Audit Committee has been delegated authority to pre-approve such services on behalf of the Audit Committee, provided that such pre-approved services are reported to the full Audit Committee at its next scheduled meeting.

All services performed by our independent registered public accounting firm were pre-approved by the Audit Committee in accordance with this policy.

REPORT OF THE AUDIT COMMITTEE

All of the members of the Audit Committee are independent under Nasdaq listing standards and the SEC rules. The Board of Directors adopted a written Audit Committee charter, which is available in the Investor Relations section of our website at www.neutraltandem.com.

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management, however, has the primary responsibility to establish and maintain a system of internal controls over financial reporting, to plan and conduct audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles. Deloitte & Touche LLP, our independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee is responsible for monitoring and reviewing these procedures. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the Audit Committee are not employees of Neutral Tandem, Inc. and are not necessarily accountants or auditors by profession or experts in the fields of accounting or auditing. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the Company's consolidated financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and on the representations of Deloitte & Touche LLP included in its report on the Company's consolidated financial statements.

In fulfilling its oversight responsibilities, the Audit Committee met and held discussions, together and separately, with management and Deloitte & Touche LLP. Management represented to the Audit Committee that the Company's audited financial statements for the year ended December 31, 2008 were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee reviewed and discussed with management and Deloitte & Touche LLP the audited financial statements for 2008.

The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, Communications with Audit Committees and Rule 2-07 of Regulation S-X, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. In addition, the Audit Committee has received from Deloitte & Touche LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, as modified or supplemented, and had discussed with them their independence relating to Neutral Tandem, Inc. In accordance with provisions of the Sarbanes-Oxley Act of 2002, the Audit Committee pre-approved all audit and non-audit services performed by Deloitte & Touche LLP.

Based on the Audit Committee's review and discussions of the matters referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission. The Audit Committee has also selected and appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2009, subject to stockholder ratification.

The Audit Committee
of the Board of Directors

Lawrence M. Ingeneri, *Chairman*
Robert Hawk
G. Edward Evans

OTHER MATTERS

Stockholder Proposals and Director Nominations

In addition to any requirements imposed under the Company's Bylaws, under Rule 14a-8(e) of the Exchange Act, shareholder proposals intended for inclusion in the Company's 2010 Proxy Statement at next year's annual meeting must be submitted in writing to the Company to the Office of the Corporate Secretary, at the address below, and must be received by December 23, 2009.

In addition to any requirements imposed under the Company's Bylaws, any shareholder proposal submitted for consideration at next year's annual meeting but not submitted for inclusion in the Proxy Statement, including shareholder nominations for or suggestions of candidates for election as directors, that is received by the Company earlier than December 29, 2009, or later than January 28, 2010, will not be considered filed on a timely basis. For such proposals that are not timely filed, the Company retains discretion to vote proxies it receives. For such proposals that are timely filed, the Company retains discretion to vote proxies it receives provided that (1) the Company includes in its Proxy Statement advice on the nature of the proposal and how it intends to exercise its voting discretion and (2) the proponent does not issue a proxy statement.

Notice of a proposal must include, as to each matter, (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as it appears on Neutral Tandem's books, of the stockholder proposing such business, (iii) the class and number of shares of Neutral Tandem's capital stock which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business.

Notice of a nomination must include:

(i) as to each person whom you propose to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of Neutral Tandem which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act; and

(ii) (A) the name and record address of such stockholder, (B) the class or series and number of shares of capital stock of the Neutral Tandem which are owned beneficially or of record by such stockholder, (C) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (D) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

You may contact our Corporate Secretary at our principal executive offices for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Proponents must submit notices of proposals and nominations in writing to the following address:

Corporate Secretary
Neutral Tandem, Inc.
One South Wacker Drive, Suite 200
Chicago, Illinois 60606

The Corporate Secretary will forward the notices of proposals and nominations to the Nominating and Corporate Governance Committee for consideration.

Cost of Solicitation

Neutral Tandem pays the cost of the annual meeting and the cost of soliciting proxies. In addition to soliciting proxies by mail, we have made arrangements with banks, brokers and other holders of record to send proxy materials to you, and we will reimburse them for their expenses in doing so.